                                             Filed pursuant to Rule 424(b)(1)
                                             under the Securities Act of 1933
                                             in connection with the Registration
                                             Statement (file #333-35597)

PROSPECTUS                                                                [LOGO]

                               30,670,134 SHARES

                       METTLER-TOLEDO INTERNATIONAL INC.

                                  COMMON STOCK

                            ------------------------

     This Prospectus is being furnished to the holders of common stock of MT Investors Inc., a Delaware corporation (the
'Company'), in connection with the solicitation by the Board of Directors of the Company of the written consent of shareholders in lieu of a meeting to approve the merger (the 'Merger') of the Company with its wholly owned subsidiary, Mettler-Toledo Holding Inc., a Delaware corporation ('Holding'), pursuant to an Agreement of Merger (the 'Merger Agreement'), between Holding and the Company. Pursuant to the Merger, Holding would be merged with and into the Company, with the Company being the surviving corporation. The affirmative vote or written consent of the holders of shares of the Class B common stock, par value $.01, of the Company (the 'Class B Shareholders') representing a majority of the outstanding shares of Class B common stock is required to approve and adopt the Merger Agreement. The Class A common stock and Class C common stock of the Company are non-voting common stock and, therefore, the affirmative vote or written consent of the holders of such stock is not required to approve the Merger. All holders of the Company's common stock who do not provide their affirmative vote for or written consent to the Merger are entitled to appraisal rights under Delaware law as set forth herein. A copy of the Merger Agreement has been provided with this Prospectus.

     The Merger Agreement provides that each share of the three classes of common stock of the Company, the Class A common stock, Class B common stock and Class C common stock, each with a par value of $.01, will be converted into and represent the right to receive shares of common stock of the Company, $.01 par value (the 'Common Stock'). A more detailed description of the Merger is set forth in this Prospectus.

     The Company is also concurrently conducting an underwritten public offering (the 'Offerings') of shares of Common Stock and has granted the Underwriters in connection therewith options to purchase additional shares to cover over-allotments. The Offerings are conditioned on, among other things, the consummation of the Merger, although consummation of the Merger is not conditioned on the consummation of the Offerings. No assurances can be made that the Offerings will be consummated.

                            ------------------------

 The Common Stock has been accepted for listing on the New York Stock Exchange under the symbol 'MTD,'
                    subject to official notice of issuance.

                            ------------------------

     See 'Risk Factors' beginning on page 11 for a discussion of certain factors that should be considered by the Company's shareholders.

                            ------------------------

THE COMMON STOCK TO BE ISSUED IN THE MERGER HAS NOT BEEN APPROVED OR DISAPPROVED
  BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
  COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
    SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY             REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

  The approximate date on which this Prospectus will first be delivered to the
                             Company's shareholders
                           will be November 13, 1997

              [PICTURES OF PRODUCTS WITH THE FOLLOWING CAPTIONS:]

METTLER TOLEDO
No. 1 in weighing instruments and a leader in related measurement technologies

Laboratory

Industrial/Retail

METTLER TOLEDO

Sales and service operations

Manufacturing sites

METTLER TOLEDO
A determining factor in every lab

Laboratory

pH Meters are used to measure acidity of solutions.

Titrators provide accurate measures of concentration in various industries.

Moisture Analyzers monitor reliability of production in the food and other industries.

Analytical/Precision Balances are vital to research & development and quality control in almost any industry.

Thermal Analysis Systems facilitate consistency of material characteristics in the plastics and other industries.

Automatic Lab Reactors assist chemical engineers in optimizing new production processes.

METTLER TOLEDO
Leading solutions for industrial and retail weighing applications

Industrial/Retail

Integrated Dimensioning and weighing products allow complete and accurate freight tariff calculation for the cargo industry.

Checkweighers automatically weigh goods and control the packaging process in the pharmaceutical, food and other industries.

Truck Scale Systems are utilized in highway enforcement and also to check incoming goods.

Counting Scale Systems facilitate inventory control and automate shipping and receiving applications.


Metal Detectors provide important safety and quality checks in the food and pharmaceutical industries.

Retail Scale Systems are networked with scanners, cash registers and backroom equipment and provide perishable goods information to in-store computers.

Prepacking Systems weigh and label products and can be networked with weighing technology at the counter, check-out and backoffice.

Sustained technology leadership

METTLER TOLEDO's new Brickstone weighing sensor reduces manufacturing costs as well as the time and expense of design changes.

METTLER TOLEDO
                            ------------------------

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL. SEE 'RISK FACTORS-- FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS' AND 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.'

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

     METTLER-TOLEDO(REGISTERED), METTLER(REGISTERED), INGOLD(REGISTERED),
GARVENS(REGISTERED), OHAUS(REGISTERED), DIGITOL(REGISTERED) AND
SAFELINE(REGISTERED) ARE REGISTERED TRADEMARKS OF THE COMPANY AND
BRICKSTONE(TRADEMARK), SPIDER(TRADEMARK), MENTOR SC(TRADEMARK),
MULTIRANGE(TRADEMARK), TRUCKMATE(TRADEMARK), SIGNATURE(TRADEMARK) AND POWERPHASE(TRADEMARK) ARE TRADEMARKS OF THE COMPANY.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes, appearing elsewhere in this Prospectus. Unless otherwise indicated, industry data contained herein is derived from publicly available industry trade journals, government reports and other publicly available sources, which the Company has not independently verified but which the Company believes to be reliable, and where such sources are not available, from Company estimates, which the Company believes to be reasonable, but which cannot be independently verified. As used in this Prospectus, '$' refers to U.S. dollars, 'SFr' refers to Swiss francs, 'pounds ' refers to British pounds sterling and 'CDN' refers to Canadian dollars. Unless otherwise stated or where the context otherwise requires, (i) references herein to the 'Company' or 'Mettler-Toledo' refer to Mettler-Toledo International Inc. and its direct and indirect subsidiaries and (ii) all information herein gives effect to the Reorganization (as defined below) and assumes no exercise of the Underwriters' over-allotment options.


                                  THE COMPANY

GENERAL

     Mettler-Toledo is a leading global supplier of precision instruments. The Company is the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. In addition, the Company holds one of the top three market positions in several related analytical instruments such as titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. Through its recent acquisition (the 'Safeline Acquisition') of Safeline Limited ('Safeline'), the Company is also the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company focuses on high value-added segments of its markets by providing innovative instruments, by integrating these instruments into application-specific solutions for customers, and by facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo services a worldwide customer base through its own sales and service organization and has a global manufacturing presence in Europe, the United States and Asia. The Company generated pro forma 1996 net sales of $889.6 million (giving effect to the Safeline Acquisition) which were derived 49% in Europe, 40% in North and South America and 11% in Asia and other markets.

     The Company believes that in 1996 the global market for the Company's products and services was approximately $6.0 billion. Weighing instruments are among the most broadly used measuring devices, and their results are often used as the basis of commercial transactions. Analytical instruments are critical to the research and development and quality control efforts of end-users, while metal detection systems provide important quality and safety checks in production and packaging. The Company's products are used in laboratories as an integral part of research and quality control processes, in industry for various manufacturing processes such as quality control, materials preparation, filling, counting and dimensioning, and in food retailing for preparation, portioning and inventory control. Customers include pharmaceutical, biotechnology, chemicals, cosmetics, food and beverage, metals, electronics, logistics, transportation and food retailing businesses, as well as schools, universities and government standards laboratories.

MARKET LEADERSHIP

     The Company believes that it maintains a leading position in each of its markets. In the weighing instruments market, Mettler-Toledo is the only company to offer products for laboratory, industrial and food retailing applications throughout the world and believes that it holds a market share more than two times greater than that of its nearest competitor. The Company believes that in 1996 it had an approximate 40% market share of the global market for laboratory balances including the largest market share in each of Europe, the United States and Asia (excluding Japan), and the number two position in Japan. In the industrial and food retailing markets, the Company believes it has the largest market share in Europe and the United States. In Asia, Mettler-Toledo has substantial, rapidly growing industrial and food retailing businesses supported by an established manufacturing presence in China. The Company also holds one of the top three global market positions in several analytical instruments such as titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. The Company recently enhanced its leading positions in precision instruments through the addition of Safeline's market leading metal detection products, which can be used in conjunction with the Company's checkweighing instruments for important quality and safety checks in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Mettler-Toledo attributes its worldwide market leadership positions to the following competitive strengths:

     Global Brand and Reputation. The Mettler-Toledo brand name is identified worldwide with accuracy, reliability and innovation. Customers value these characteristics because precision instruments, particularly weighing and analytical instruments, significantly impact customers' product quality, productivity, costs and regulatory compliance. Furthermore, precision instruments generally constitute a small percentage of customers' aggregate expenditures. As a result, the Company believes customers tend to emphasize accuracy, product reliability, technical innovation, service quality, reputation and past experience with a manufacturer's products when making their purchasing decisions for weighing and other precision instruments and experience high switching costs if they attempt to change vendors. A recent independent survey concluded that 'Mettler-Toledo' was one of the three most recognized brand names in the laboratory. The Company's brand name is so well recognized that laboratory balances are often generically referred to as 'Mettlers.' The strength of this brand name has allowed the Company to successfully extend its laboratory product line to include titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors.

     Technological Innovation. Mettler-Toledo has a long and successful track record of innovation, as demonstrated by the invention of the single-pan analytical balance in 1945 and the introduction of the first fully electronic precision balance in 1973. The Company has continued to be at the forefront of technology with recent innovations in both weighing and related instrumentation, including its new digital load cell, its ID 20 terminal (the first personal computer interface to be certified by weights and measures regulators), its Brickstone weighing sensor technology, its GOBI moisture determination instrument, a new automatic lab reactor, the Zero Metal-Free Zone metal detector and its new PILAR (Parallel Infrared Laser Array) dimensioning equipment. As with many of the Company's recent innovations, the Company's new Brickstone weighing sensor technology provides greater accuracy, while also significantly reducing manufacturing costs and the time and expense of design changes by reducing from approximately 100 to approximately 50 the number of parts in the sensor. The Company believes it is the global leader in its industry in providing innovative instruments, in integrating its instruments into application-specific solutions for customers, and in facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo's technological innovation efforts benefit from the Company's manufacturing expertise in sensor technology, precision machining and electronics, as well as its strength in software development.


     Comprehensive, High Quality Product Range. Mettler-Toledo manufactures a more comprehensive range of weighing instruments than any of its competitors. The Company's broad product line addresses a wide range of weighing applications across and within many industries and regions. Furthermore, the Company's analytical instruments and metal detection systems complement its weighing products, enabling the Company to offer integrated solutions. The Company manufactures its products in its modern manufacturing facilities, most of which are ISO 9001 certified. Mettler-Toledo's broad range of high quality products and the ability to provide integrated solutions allows the Company to leverage its sales and service organization, product development activities and manufacturing and distribution capabilities.

     Global Sales and Service. The Company has the only global sales and service organization among weighing instruments manufacturers. At September 30, 1997, this organization consisted of approximately 3,000 employees organized into locally-based, customer-focused groups that provide prompt service and support to the Company's customers and distributors in virtually all major markets around the world. The local focus of the Company's sales and service organization enables the Company to provide timely, responsive support to customers worldwide and provides feedback for manufacturing and product development. This global infrastructure also allows the Company to capitalize on growth opportunities in emerging markets.

     Largest Installed Base. The Company believes that it has the largest installed base of weighing instruments in the world. From this installed base, the Company obtains service contracts which provide a strong, stable source of recurring service revenue. Service revenue represented approximately 17% of net sales in 1996, of which approximately 8% is derived solely from service contracts and repairs with the remainder derived from the sale of spare parts. The Company believes that its installed base of weighing instruments represents a competitive advantage with respect to repeat purchases and purchases of related analytical instruments and metal detection systems, because customers tend to remain with an existing supplier that can provide accurate and reliable products and related services. In addition, switching to a new instrument supplier entails additional costs to the customer for training, spare parts, service and systems integration requirements. Close relationships and frequent contact with its broad customer base also provide the Company with sales leads and new product and application ideas.

     Geographical, Product and Customer Diversification. The Company's revenue base is diversified by geographic region, product range and customer. The Company's broad range of product offerings is utilized in many different industries, including, among others, chemicals, pharmaceuticals, food processing, food retailing and transportation. The Company supplies customers in over 100 countries, and no one customer accounted for more than 2% of 1996 net sales. The Company's diverse revenue base reduces its exposure to regional or industry-specific economic conditions, and its presence in many different geographic markets, product markets and industries enhances its attractiveness as a supplier to multinational customers.


GROWTH STRATEGY

     Prior to its acquisition on October 15, 1996 (the 'Acquisition') in a transaction sponsored by management and AEA Investors Inc. ('AEA Investors'), Mettler-Toledo operated as a division of Ciba-Geigy AG ('Ciba'). In connection with the Acquisition, Mettler-Toledo began implementing a strategy to enhance its position as global market leader by accelerating new product introductions, capitalizing on market opportunities, focusing on expansion in emerging markets, pursuing selected acquisitions and reengineering its operations in order to reduce its overall cost structure. These initiatives have contributed to an improvement in operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs ('Adjusted Operating Income') from $37.0 million (5.9% of net sales) for the nine months ended September 30, 1996 to $52.6 million (8.3% of net sales) for the nine months ended September 30, 1997, an increase of 42%.

     New Product Introductions. The Company intends to continue to invest in product innovation in order to provide technologically advanced products to its customers for existing and new applications. Over the last three calendar years, the Company invested approximately $170.0 million in research and development and customer engineering, which has resulted in a pipeline of innovative and new products, significant reductions in product costs and reduced time to market for new products. Examples of new product introductions planned for the remainder of 1997 and 1998 include: industrial and retail products that apply open-system architecture, a higher performance titrator, a higher performance modular thermal analysis system and new density and refractometry measurement technology. In addition, the Company is also focused on innovations that reduce manufacturing costs. For example, the Company is extending the utilization of its high-accuracy, low-cost Brickstone weighing sensor technology through much of its weighing instrument product line. The Company attributes a significant portion of its recent margin improvement to its research and development efforts.

     Capitalize on Market Opportunities. Mettler-Toledo believes it is well positioned to capitalize on potential market opportunities including: (i) the integration of weighing instruments into data management software systems to automate processes and/or improve process control; (ii) the development of integrated solutions that combine weighing instruments and related technologies directly into manufacturing processes; (iii) the harmonization of national weighing standards among countries, particularly in the European Union; and (iv) the standardization of manufacturing and laboratory practices through programs such as ISO 9001, Good Laboratory Practices and Good Manufacturing Practices. The Company believes that these trends, together with the Company's brand name, global presence and the pipeline of planned new products, will allow it to increase its penetration of developed markets such as Europe, the United States and Japan.

     Further Expansion in Emerging Markets. The Company believes that global recognition of the Mettler-Toledo brand name and the Company's global sales, service and manufacturing capabilities position it to take advantage of continued growth opportunities in emerging markets. These growth opportunities have been driven by economic development and global manufacturers' utilization of additional and more sophisticated weighing instruments as they shift production to these markets. The primary focus to date of the Company's emerging market expansion has been in Asia. In Asia (excluding Japan), the Company is the market leader in laboratory weighing instruments and has substantial and rapidly growing industrial and food retailing businesses. The

Company maintains two profitable operations in China: first, a 60% owned joint venture which manufactures and sells industrial and food retailing products and, second, a wholly owned facility which manufactures and distributes laboratory products. Both of these operations serve the domestic and export markets. Recently, the Company has opened direct marketing organizations in Taiwan, Korea, Hong Kong, Thailand and Malaysia. The Company is also expanding its sales and service presence in Latin America and other emerging markets. The Company believes that its brand name, its global marketing and manufacturing infrastructure and its already substantial sales in Asia and Latin America position it to take advantage of further growth opportunities in emerging markets.

     Pursue Selected Acquisition Opportunities. Mettler-Toledo plans to actively pursue additional complementary product lines and distribution channels. In the laboratory market, the Company intends to leverage its existing laboratory distribution system through the acquisition of complementary product lines and the development of integrated laboratory solutions. In the industrial and food retailing markets, the Company plans to pursue the acquisition of related products and technologies that allow for the integration of weighing with other customer operations and information systems. The Company began implementing this strategy through the May 1997 acquisition of Safeline, which had calendar year 1996 revenues of $40.4 million and is the world's leading supplier of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detection systems enable the Company to offer integrated solutions for quality control and data management to these industries. The Company believes that by taking advantage of its brand name and global sales and service organization it can expand the distribution of acquired product lines and operate acquired businesses more effectively.

     Reengineering and Cost Reductions. The Company's recent increase in profitability has been achieved in part through: (i) focusing research and development efforts on product cost reductions; (ii) achieving greater flexibility in, and a targeted reduction of, the Company's workforce, including a reduction of approximately 170 personnel in 1996; (iii) consolidating manufacturing facilities, including the closure of the Westerville, Ohio facility; and (iv) moving production to lower-cost manufacturing facilities. The Company has also started implementing a number of additional operational changes such as the restructuring of its ordering process, product delivery and parts inventory management in Europe, the consolidation of worldwide precision balance manufacturing, the realignment of industrial product manufacturing in Europe and the consolidation of the Company's North American laboratory, industrial and food retailing businesses into a single marketing organization. The Company believes that these new initiatives, as well as its continuing efforts to reduce product costs through research and development and the move of production to lower-cost manufacturing facilities, will place the Company in a position to build on its recent improvement in profitability. Furthermore, the Company believes that it can leverage its existing infrastructure, particularly the recent investments made in Asia, to obtain continued sales growth without significant additions to its overall cost base.

ACQUISITION AND SAFELINE ACQUISITION

     Acquisition. On October 15, 1996, the Company acquired the Mettler-Toledo Group from Ciba in a transaction sponsored by management and AEA Investors. As of September 30, 1997, 688 of the Company's employees, including executive officers and key management employees, owned 1,990,550 shares of Common Stock and held options to purchase 3,537,063 additional shares of Common Stock, collectively representing on a fully diluted basis and after giving effect to the Offerings an aggregate ownership interest of approximately 13.5%. In addition, at the request of the Company, the Underwriters have reserved up to 833,333 shares to be sold in the Offerings to certain employees of the Company and certain other persons. See 'Management' and 'Security Ownership of Certain Beneficial Owners and Management.'

     Safeline Acquisition. On May 30, 1997, the Company acquired Safeline for pounds 61.0 million (approximately $100.0 million at May 30, 1997), plus up to an additional pounds 6.0 million (approximately $10.0 million at May 30, 1997) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of pounds 1.9 million (approximately $3.1 million at October 3, 1997). Such amount will be accounted for as additional purchase price. Safeline, based in Manchester, U.K., is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be used in conjunction with the Company's checkweighing products for important quality and safety checks in these industries. From 1992 to 1996, Safeline's net sales increased at a compounded annual growth rate of approximately 30%, in part due to the introduction of new products such as the first digital electronic and Zero Metal-Free Zone metal detectors. Safeline had net sales and Adjusted Operating Income of $40.4 million and $9.9 million, respectively, for the year ended December 31, 1996.

                            CONCURRENT TRANSACTIONS

     Credit Agreement Refinancing. In connection with the Offerings, the Company intends to refinance its existing credit facility (the 'Credit Agreement') by entering into a new credit facility (the 'New Credit Agreement') with certain financial institutions. The Company expects that it will have pro forma borrowings under the New Credit Agreement of $389.9 million (representing an increase of $77.3 million) as of September 30, 1997 and borrowings of $38.0 million under various other credit arrangements. Of the borrowings under the New Credit Agreement, $200.0 million will be in the form of a term loan and the remainder will be outstanding under a revolving credit facility. The Company's revolving credit facility commitment will increase from $170.0 million to $420.0 million under the New Credit Agreement, and this commitment will include a $100.0 million acquisition facility. Additional borrowings under the New Credit Agreement will be used, together with the net proceeds from the Offerings, to repurchase the Notes (as defined below) and to pay related premiums and fees and expenses. As a result of the Refinancing (as defined below), the Company expects to realize significantly lower interest expense. See 'Capitalization.'

     Note Repurchase. As part of the Refinancing, the Company has commenced a tender offer (the 'Note Repurchase') for all of the 9 3/4% Senior Subordinated Notes due 2006 (the 'Notes') of the Company's wholly owned subsidiary, Mettler-Toledo, Inc. As of October 17, 1997, all of the Notes had been irrevocably tendered. The Company will use net proceeds from the Offerings and additional borrowings under the New Credit Agreement to finance the Note Repurchase. In connection with the Note Repurchase the Company has obtained the requisite consents to remove substantially all of the restrictive covenants and certain other provisions from the Indenture governing the Notes. The refinancing of the Credit Agreement and the Note Repurchase are collectively referred to as the 'Refinancing.' See 'Capitalization.' In connection with the refinancing of the Credit Agreement and the Note Repurchase, the Company anticipates that it will record an extraordinary loss of approximately $30.0 million representing the premium expected to be paid in connection with the purchase of the Notes and the write-off of related capitalized debt issuance fees resulting from the Refinancing.

                                   THE MERGER

     The Boards of Directors of the Company and its direct wholly owned subsidiary, Holding, have authorized and directed their officers to enter into a merger agreement and consummate a merger pursuant to which Holding will be merged with and into the Company, with the Company being the surviving corporation. Delaware law requires that, in addition to such board approval, the affirmative vote of a majority of the outstanding stock of each of Holding and of the Company entitled to vote thereon is required to adopt the Merger Agreement. The Company as the sole shareholder of Holding has approved the Merger. Since only the holders of Class B common stock of the Company have voting rights, the affirmative vote or written consent of holders representing a majority of the outstanding shares of Class B common stock is required to approve the Merger. All holders of the Company's common stock who do not provide their affirmative vote or written consent for the Merger are afforded appraisal rights under Delaware law unless they have otherwise waived such rights. Upon shareholder approval and consummation of the Merger, all capital stock of Holding would be canceled and the equity securities of the Company would become the only outstanding equity securities of the Company. In the Merger, each share of the three classes of the Company's common stock would be converted into and represent the right to receive 12.58392 shares of Common Stock of the Company, except that the holders of such stock would receive a cash payment at a market price in lieu of any fractional shares that would be required to be issued in connection therewith. In the Merger, the Company's certificate of incorporation and by-laws will be amended as set forth herein. See 'The Merger.' No approval of any federal or state regulatory authority is required to consummate the Merger.

     The Merger will be effective upon filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This is expected to occur prior to consummation of the Offerings if shareholder consent is obtained.

     The receipt of shares of Common Stock issued pursuant to the Merger will not be a taxable transaction for federal income tax purposes. See 'Certain

Federal Income Tax Consequences of the Merger' for more detailed information regarding the federal income tax consequences of the Merger. The transaction being effected by the Merger is referred to herein as the 'Reorganization.'

                                  RISK FACTORS

     Before making any decision with respect to the Merger, the Company's shareholders should carefully consider all of the information contained in this Prospectus. In particular, shareholders should carefully consider the factors set forth herein under 'Risk Factors.' These risks include the effect of the Company's substantial indebtedness on operations and liquidity; risks associated with currency fluctuations; risks associated with international operations; risks associated with competition and improvements in technology by competitors; risks due to significant sales to the pharmaceutical and chemicals industries; risks relating to future acquisitions; reliance on key management; risk of liability under environmental laws; potentially adverse effect on stock price due to shares eligible for future sale; restrictions on payment of dividends; certain anti-takeover provisions in the Company's certificate of incorporation; and the absence of a prior public market for the Common Stock.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The summary historical financial information set forth below for the years ended December 31, 1993, 1994 and 1995, for the period from January 1, 1996 to October 14, 1996, and for the period from October 15, 1996 to December 31, 1996 is derived from the Company's financial statements, which were audited by KPMG Fides Peat, independent auditors. The financial information for all periods prior to October 15, 1996, the date of the Acquisition, is combined financial information of the Mettler-Toledo Group (the 'Predecessor Business'). The summary historical financial information at September 30, 1997 and for the nine months ended September 30, 1996 and 1997 is derived from the unaudited interim consolidated financial statements of the Predecessor Business and of the Company, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. The summary pro forma financial information gives effect to the Acquisition, the Safeline Acquisition, the Offerings and the Refinancing (assuming all of the Notes are repurchased) and does not purport to represent what the Company's results of operations actually would have been if such transactions had occurred as of such dates. The combined historical data of the Predecessor Business and the consolidated historical data of the Company are not comparable in many respects due to the Acquisition and the Safeline Acquisition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Unaudited Pro Forma Financial Information' and the Consolidated Financial Statements and accompanying notes included herein. The financial information presented below was prepared in accordance with U.S. generally accepted accounting principles ('U.S. GAAP').

                                                   PREDECESSOR BUSINESS
                                       --------------------------------------------            METTLER-TOLEDO
                                                                                             INTERNATIONAL INC.
                                                                                      --------------------------------
                                          YEAR ENDED DECEMBER 31,        JANUARY 1     OCTOBER 15 TO         1996
                                       ------------------------------   TO OCTOBER     DECEMBER 31,       PRO FORMA
                                         1993       1994       1995      14, 1996          1996           (A)(B)(C)
                                       --------   --------   --------   -----------   ---------------   --------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(F):
Net sales..........................    $728,958   $769,136   $850,415    $ 662,221      $   186,912     $     889,567
Cost of sales......................     443,534    461,629    508,089      395,239          136,820(b)        523,783
                                       --------   --------   --------   -----------   ---------------   --------------
Gross profit.......................     285,424    307,507    342,326      266,982           50,092           365,784
Research and development...........      46,438     47,994     54,542       40,244            9,805            50,608
Selling, general and
 administrative....................     209,692    224,978    248,327      186,898           59,353           252,085
Amortization.......................       2,917      6,437      2,765        2,151            1,065             6,526
Purchased research and
 development.......................          --         --         --           --          114,070(c)             --
Interest expense...................      15,239     13,307     18,219       13,868            8,738            30,007
Other charges (income), net(g).....      14,110     (7,716)    (9,331)      (1,332)          17,137            14,036
                                       --------   --------   --------   -----------   ---------------   --------------
Earnings (loss) before taxes,
 minority interest and
 extraordinary item................      (2,972)    22,507     27,804       25,153         (160,076)           12,522
Provision for taxes................       3,041      8,676      8,782       10,055             (938)            6,956
Minority interest..................       1,140        347        768          637              (92)              593
                                       --------   --------   --------   -----------   ---------------   --------------
Earnings (loss) before
 extraordinary item................      (7,153)    13,484     18,254       14,461         (159,046)            4,973
Extraordinary item-debt
 extinguishment....................          --         --         --           --               --                --
                                       --------   --------   --------   -----------   ---------------   --------------
Net earnings (loss)................    $ (7,153)  $ 13,484   $ 18,254    $  14,461      $  (159,046)    $       4,973
                                       --------   --------   --------   -----------   ---------------   --------------
                                       --------   --------   --------   -----------   ---------------   --------------
Earnings (loss) per common
 share(i):
 Weighted average number of common
   shares..........................                                                      32,199,497        38,866,164
 Earnings (loss) per common share
   before extraordinary item.......                                                     $     (4.94)    $        0.13
 Extraordinary item................                                                              --                --
                                                                                      ---------------   --------------
 Earnings (loss) per common
   share...........................                                                     $     (4.94)    $        0.13
                                                                                      ---------------   --------------
                                                                                      ---------------   --------------
OTHER DATA:

Local currency net sales
 growth(j).........................                     7%         6%                                              3%
Gross profit before non-recurring
 costs as a percentage of net
 sales(k)..........................       39.2%      40.0%      40.3%        40.3%            44.0%             41.1%
Adjusted Operating Income(l).......    $ 29,294   $ 34,535   $ 39,457    $  39,840      $    17,912     $      67,875
Adjusted Operating Income as a
 percentage of net sales(l)........        4.0%       4.5%       4.6%         6.0%             9.6%              7.6%
Depreciation and amortization
 expense...........................    $ 29,591   $ 34,118   $ 33,363    $  21,663      $     8,990     $      34,393
Capital expenditures...............      25,122     24,916     25,858       16,649           11,928            29,417


                                     PREDECESSOR              METTLER-TOLEDO
                                       BUSINESS             INTERNATIONAL INC.
                                     ------------  -------------------------------------
                                               NINE MONTHS ENDED SEPTEMBER 30,
                                     ---------------------------------------------------
                                                                              1997
                                                         1997               PRO FORMA
                                         1996           (D)(E)              (A)(D)(E)
                                     ------------  -----------------     ---------------

STATEMENT OF OPERATIONS DATA(F):
Net sales..........................  $   624,733   $         633,743     $       652,776
Cost of sales......................      374,121             359,080(d)          369,442
                                     ------------  -----------------     ---------------
Gross profit.......................      250,612             274,663             283,334
Research and development...........       37,930              34,494              34,769
Selling, general and
 administrative....................      175,645             189,594             190,776
Amortization.......................        2,038               4,449               5,404
Purchased research and
 development.......................           --              29,959(e)               --
Interest expense...................       12,579              28,199              21,943
Other charges (income), net(g).....         (226)              7,316               7,293
                                     ------------  -----------------     ---------------
Earnings (loss) before taxes,
 minority interest and
 extraordinary item................       22,646             (19,348)             23,149
Provision for taxes................        8,901               7,296              10,580
Minority interest..................          609                 375                 380
                                     ------------  -----------------     ---------------
Earnings (loss) before
 extraordinary item................       13,136             (27,019)             12,189
Extraordinary item-debt
 extinguishment....................           --              (9,552)(h)              --
                                     ------------  -----------------     ---------------
Net earnings (loss)................  $    13,136   $         (36,571)    $        12,189
                                     ------------  -----------------     ---------------
                                     ------------  -----------------     ---------------
Earnings (loss) per common

 share(i):
 Weighted average number of common
   shares..........................                       32,199,497          38,866,164
 Earnings (loss) per common share
   before extraordinary item.......                $           (0.84)    $          0.31
 Extraordinary item................                            (0.30)                 --
                                                   -----------------     ---------------
 Earnings (loss) per common
   share...........................                $           (1.14)    $          0.31
                                                   -----------------     ---------------
                                                   -----------------     ---------------
OTHER DATA:
Local currency net sales
 growth(j).........................           3%                  6%                  7%
Gross profit before non-recurring
 costs as a percentage of net
 sales(k)..........................        40.1%               43.7%               43.4%
Adjusted Operating Income(l).......  $    37,037   $          52,629     $        57,789
Adjusted Operating Income as a
 percentage of net sales(l)........         5.9%                8.3%                8.9%
Depreciation and amortization
 expense...........................  $    20,668   $          22,233     $        23,422
Capital expenditures...............       14,985              13,299              13,550

                                           SEPTEMBER 30, 1997
                                       ---------------------------
                                       HISTORICAL     PRO FORMA(M)
                                       ----------     ------------
                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................     $ 89,003        $ 89,003
Total assets.......................      768,177         762,470
Long-term third-party debt.........      429,033         367,920
Other long-term liabilities(n).....       90,307          90,307
Shareholders' equity (deficit).....      (36,261)         15,726

------------------
(a)   Represents the unaudited pro forma consolidated statement of operations of the Company for fiscal year 1996 and the nine months ended September 30, 1997, assuming the Acquisition, the Safeline Acquisition, the Offerings and the Refinancing (assuming all of the Notes are repurchased) occurred on January 1, 1996. Certain other one-time charges incurred during 1996 have not been excluded from the unaudited pro forma consolidated statement of operations for the year ended December 31,
      1996. These charges consist of certain non-recurring items for (i) advisory fees associated with the reorganization of the Company's structure of approximately $4,800 and (ii) restructuring charges of approximately $12,600. The Company has
                                              (Footnotes continued on next page)
                                      9

      estimated that the restructurings will result in annual cost savings of approximately $8,300, of which approximately $2,000 was realized in 1996. Such cost savings consist primarily of lower employee salary and benefit costs and fixed manufacturing costs. In addition, at the time of the Acquisition, the Company estimated it would incur additional selling, general and administrative expenses of $1,300 annually as a result of the Acquisition. If adjustments had been made to the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 to remove these non-recurring charges and to reflect the net unrealized cost savings, Adjusted Operating Income would have been approximately $72,800 and net earnings would have been approximately $18,700. The 1997 period includes a non-recurring charge of $3,300 to close three facilities in North America. This restructuring program will require an additional charge of approximately $3,000 in the fourth quarter of 1997. The Company estimates that these closures, when complete, will provide savings of approximately $2,500 annually and will allow the Company to sell two facilities from which the Company estimates it will realize, after 1998, proceeds in excess of $5,000. The Company believes the fair market value of these facilities approximates their respective book values. If adjustments had been made to the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 1997 to remove this non-recurring charge, net earnings would have been approximately $15,500. See 'Unaudited Pro Forma Financial Information.'
(b)   In connection with the Acquisition, the Company allocated $32,194 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value).
      Substantially all such inventories were sold during the period October 15, 1996 to December 31, 1996. The charges associated with this revaluation have been excluded from the pro forma financial information.
(c)   In conjunction with the Acquisition, the Company allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Acquisition. This expense has been excluded from the pro forma financial information.
(d)   In connection with the Safeline Acquisition, the Company allocated $2,054 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value).
      Substantially all such inventories were sold during the second quarter of 1997. The charges associated with this revaluation have been excluded from the pro forma financial information.
(e)   In conjunction with the Safeline Acquisition, the Company allocated, based upon independent valuations,
      $29,959 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Safeline Acquisition. This expense has been excluded from the pro forma financial information.
(f)   Income statement information for the year ended December 31, 1992 is not available, except that net sales were
      $769,000. Approximately 75% of the decrease in net sales in 1993 compared to 1992 resulted from appreciation of the U.S. dollar against the Company's other principal trading currencies.
(g)   Other charges (income), net generally includes interest income, foreign currency transactions (gains) losses,
      (gains) losses from sales of assets and other charges (income). In 1993, the amount shown includes costs associated with the closure of a manufacturing facility in Cologne, Germany, the restructuring of certain manufacturing operations and an early retirement program in the United States. For the period January 1, 1996 to October 14, 1996, the amount shown includes employee severance and other exit costs associated with the closing of the Company's Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996, the amount shown includes employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America and the realignment of the analytical and precision balance business in
      Switzerland. For the period ended September 30, 1997, the amount shown includes a restructuring charge of
      $3,300 to close three facilities in North America. See Note 17 to the audited consolidated financial statements (the 'Audited Consolidated Financial Statements') and Note 1 to the unaudited interim consolidated financial statements (the 'Unaudited Interim Consolidated Financial Statements') included herein.
(h)   Represents a one-time charge for the write-off of capitalized debt issuance fees and related expenses associated with the Company's previous credit facility.

(i)   Historical loss per common share has been computed assuming the number of common shares issued in connection with the Reorganization, including common share equivalents, were outstanding during the periods presented.
      Pro forma earnings per share for 1996 and the nine months ended September 30, 1997 have been computed using the treasury stock method assuming the number of common shares issued in the Reorganization and the Offerings, including common share equivalents, were outstanding during the periods presented. Common share equivalents result from outstanding options to purchase Common Stock.
(j)   Local currency net sales growth is adjusted for the exit from certain systems businesses. Pro forma local currency net sales growth assumes that the Safeline Acquisition occurred on January 1, 1995. For the nine months ended September 30, 1997, local currency net sales increased 6% absent the Safeline Acquisition (8%
      including Safeline's results). Assuming the Safeline Acquisition had occurred on January 1, 1996, local currency net sales growth would have been 7% for the three months ended September 30, 1997.
(k)   Non-recurring costs represent costs associated with selling inventories revalued to fair value in connection with the Acquisition and the Safeline Acquisition. See Notes (b) and (d) above.
(l)   Adjusted Operating Income is defined as operating income (gross profit less research and development and selling, general and administrative expenses) before amortization and non-recurring costs. Non-recurring costs which have been excluded are the costs set forth in Note (k) above and for the period from October 15, 1996 to
      December 31, 1996, and in pro forma 1996, advisory fees associated with the reorganization of the Company's structure of approximately $4,800.
(m)   The pro forma Balance Sheet Data at September 30, 1997 gives effect to the Offerings and the Refinancing
      (assuming all of the Notes are repurchased) as if they had occurred on such date.
(n)   Consists primarily of obligations under various pension plans and plans that provide post-retirement medical benefits. See Note 15 to the Audited Consolidated Financial Statements included herein.

                                  RISK FACTORS

     Before making any decision with respect to the Merger, the Company's shareholders should consider carefully the following risk factors. This Prospectus contains forward-looking statements. These statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. See '--Forward-Looking Statements and Associated Risks' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

EFFECT OF SUBSTANTIAL INDEBTEDNESS ON OPERATIONS AND LIQUIDITY

     In connection with the Acquisition and the Safeline Acquisition, the Company incurred a significant amount of indebtedness. At September 30, 1997, the Company's consolidated indebtedness (excluding unused commitments) on a pro forma basis giving effect to the Offerings and the Refinancing would have been approximately $427.9 million. The Company will have additional borrowing capacity on a revolving credit basis under the New Credit Agreement and under local working capital facilities for acquisitions and other purposes. The Company is required to make scheduled principal payments on the term loans under the New Credit Agreement. See 'Capitalization' and 'Description of Certain Indebtedness.' The Company's ability to comply with the terms of the New Credit Agreement and its other debt obligations to make cash payments with respect to such obligations and to satisfy its other debt or to refinance any of such obligations will depend on the future performance of the Company, which, in turn, is subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond its control. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Description of Certain Indebtedness.'

     The Company's high degree of leverage could have important consequences including but not limited to the following: (i) the Company's ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on borrowings under the New Credit Agreement and the Company's other indebtedness, thereby reducing the funds available to the Company for its operations and other purposes, including investments in research and development and capital spending; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates; and (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage and may make the Company more vulnerable to a downturn in general economic conditions or its business or changing market conditions and regulations. See 'Description of Certain Indebtedness.'

     The New Credit Agreement will contain and the Company's other debt obligations contain a number of covenants that, among other things, will restrict the ability of the Company to incur additional indebtedness, dispose of certain assets, make capital expenditures and otherwise restrict corporate activities. See 'Description of Certain Indebtedness.' The Company's ability to comply with such covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. A failure to comply with the covenants and restrictions contained in the New Credit Agreement, the Company's other debt obligations or any agreements with respect to any additional financing could result in an event of default under its debt agreements.

RISKS ASSOCIATED WITH CURRENCY FLUCTUATIONS

     Swiss franc-denominated expenses represent a much greater percentage of the Company's operating expenses than Swiss franc-denominated sales represent of total net sales. Some of the Company's manufacturing costs in Switzerland relate to products that are sold outside of Switzerland, including many technologically sophisticated products requiring highly skilled personnel. Moreover, a substantial percentage of the Company's research and development expenses and general and administrative expenses are incurred in Switzerland. Appreciation of the Swiss franc against the Company's major trading currencies (i.e., the U.S. dollar, certain major European currencies and the Japanese yen) has a negative impact on the Company's income from operations, whereas depreciation of the Swiss franc has a positive impact.

     The Company's operations are conducted by subsidiaries in many countries, and the results of operations and the financial position of each of those subsidiaries is reported in the relevant foreign currency and then translated into U.S. dollars at the applicable foreign currency exchange rate for inclusion in the Company's consolidated financial statements. As exchange rates between these foreign currencies and the U.S. dollar fluctuate, the translation effect of such fluctuations may have a material adverse effect on the Company's results of operations or financial position as reported in U.S. dollars. However, the effect of these changes on income from operations generally offsets in part the effect on income from operations of changes in the exchange rate between the Swiss franc and other currencies described in the preceding paragraph.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company does business in numerous countries, including emerging markets in Asia, Latin America and Eastern Europe. In addition to currency risks discussed above, the Company's international operations are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, potential difficulties in staffing and managing local operations, credit risk of local customers and distributors, potential difficulties in protecting intellectual property, risk of nationalization of private enterprises, potential imposition of restrictions on investments, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and local economic, political and social conditions, including the possibility of hyper-inflationary conditions, in certain countries. The Company is increasing its presence in China, Latin America and Eastern Europe. As a result, inflationary conditions in these countries could have an increasingly significant effect on the Company's operating results.


     The conversion into foreign currency of funds earned in local currency through the Company's operations in the People's Republic of China and the repatriation of such funds require certain governmental approvals. Failure to obtain such approvals could result in the Company being unable to convert or repatriate earnings from its Chinese operations, which may become an increasingly important part of the Company's international operations.

COMPETITION; IMPROVEMENTS IN TECHNOLOGY

     The markets in which the Company operates are highly competitive. Weighing instruments markets are fragmented both geographically and by application, particularly the industrial and food retailing market. As a result, the Company competes with numerous regional or specialized competitors, many of which are well-established in their respective markets. Some competitors are divisions of larger companies with potentially greater financial and other resources than the Company. The Company has, from time to time, experienced price pressures from competitors in certain product lines and geographic markets.

     The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although the Company believes that it has certain technological and other advantages over its competitors, realizing and maintaining these advantages will require the continued productive investment by the Company in research and development, sales and marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be successful in maintaining such advantages.

SIGNIFICANT SALES TO PHARMACEUTICAL AND CHEMICALS INDUSTRIES

     The Company's products are used extensively in the pharmaceutical and chemicals industries. Consolidation in these industries has had an adverse impact on the Company's sales in prior years. A prolonged downturn or any additional consolidation in these industries could adversely affect the Company's operating results.

RISKS RELATING TO FUTURE ACQUISITIONS

     The Company may in the future pursue acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. There are currently no understandings or agreements with respect to any material acquisition, nor can there be any assurances that the Company will be able to identify and successfully complete and integrate potential acquisitions in the future. In the event that any such acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business or operating results.

RELIANCE ON KEY MANAGEMENT

     Robert F. Spoerry, the Company's Chief Executive Officer, has an employment contract with the Company and the Company is negotiating employment agreements with all other key management employees of the Company. In addition, various members of management own a portion of the shares of Common Stock of the Company and have options to purchase additional shares of such Common Stock. See 'Security Ownership of Certain Beneficial Owners and Management.' Nonetheless, there is no assurance that such individuals will remain with the Company. If, for any reason, such key personnel do not continue to be active in the Company's management, operations could be adversely affected. The Company has no key man life insurance policies with respect to any of its senior executives.

ENVIRONMENTAL MATTERS

     The Company is subject to various environmental laws and regulations in the jurisdictions in which it operates, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations in both the United States and abroad. The Company is currently involved in, or has potential liability with respect to, the remediation of past contamination in certain of its presently and formerly owned and leased facilities in both the United States and abroad. In addition, certain of the Company's present and former facilities have or had been in operation for many decades and, over such time, some of these facilities may have used substances or generated and disposed of wastes which are or may be considered hazardous. It is possible that such sites, as well as disposal sites owned by third parties to which the Company has sent wastes, may in the future be identified and become the subject of remediation. Accordingly, although the Company believes that it is in substantial compliance with applicable environmental requirements, it is possible that the Company could become subject to additional environmental liabilities in the future that could result in a material adverse effect on the Company's results of operations or financial condition. See 'Business--Environmental Matters.'

POTENTIAL ADVERSE EFFECT ON MARKET PRICE DUE TO SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market or the perception that such sales could occur could adversely affect prevailing market prices for the Common Stock. Upon completion of the Reorganization and the Offerings, the Company will have outstanding 37,336,801 shares of Common Stock. All shares of Common Stock will be freely tradeable without restriction under the Securities Act of 1933, as amended (the 'Securities Act'), except to the extent such shares are subject to the agreement with the Underwriters described below and for any such shares which are held by an 'affiliate' of the Company. In connection with the Offerings the Company, the Company's executive officers and directors and substantially all of the existing shareholders of the Company will agree not to dispose of any shares of Common

Stock for a period of 180 days from the date of this Prospectus without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch') on behalf of the Underwriters subject to certain exceptions. Upon expiration of the lockup period, all shares will be eligible for sale in the public market, with shares held by 'affiliates' (as such term is defined under the Securities
Act) of the Company subject to compliance with the volume limitations and other restrictions of Rules 144 and 145 under the Securities Act. In addition, promptly after the closing of the Offerings, the Company intends to file a registration statement under the Securities Act covering the sale of shares of Common Stock reserved for issuance or sale under the Company's Stock Plan. Upon completion of the Reorganization, there will be outstanding options to purchase a total of 4,258,122 shares of Common Stock. The sale of such shares could have an adverse effect on the Company's ability to raise equity capital in the public markets. See 'Shares Eligible for Future Sale.'

RESTRICTIONS ON PAYMENT OF DIVIDENDS; ABSENCE OF DIVIDENDS

     The New Credit Agreement will restrict, among other things, the ability of the Company to pay dividends. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See 'Dividend Policy' and 'Description of Certain Indebtedness.'

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's amended and restated certificate of incorporation (the 'Amended and Restated Certificate of Incorporation') and amended by-laws (the 'Amended By-laws') will contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise. The Amended and Restated Certificate of Incorporation will authorize the issuance of preferred stock without shareholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future. In addition, the Amended By-laws will contain advance notice procedures for shareholders to nominate candidates for election as directors and for shareholders to submit proposals for consideration at shareholder meetings. The Company has no present plans to issue shares of preferred stock. Under certain circumstances, Section 203 of the Delaware General Corporation Law (the 'DGCL') makes it more difficult for an 'interested stockholder' (generally a 15% stockholder) to effect various business combinations with a corporation for a three-year period. See 'Description of Capital Stock.'

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been accepted for listing on the NYSE subject to official notice of issuance, there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation among the Company and the Underwriters based upon several factors and may not be indicative of future market prices. The price at which the Common Stock will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results and general market and economic conditions, some of which factors are beyond the Company's control. Factors such as quarterly fluctuations in the Company's financial and operating results, announcements by the Company or others and developments affecting the Company, its products, its customers, the markets in which it competes or the industry generally, also could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Common Stock.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus includes forward-looking statements that reflect the Company's current views with respect to future events and financial performance, including capital expenditures, planned product introductions, research and development expenditures, potential future growth, including potential penetration of developed markets and potential growth opportunities in emerging markets, potential future acquisitions, potential cost savings from planned employee reductions and restructuring programs, estimated proceeds from and timing of asset sales, planned operational changes and research and development efforts, strategic plans and future cash sources and requirements. These forward-looking statements are subject to certain risks and uncertainties, including those identified in 'Risk Factors,' which could cause actual results to differ materially from historical results or those anticipated. The words 'believe,' 'expect,' 'anticipate' and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

GENERAL

     Mettler-Toledo is a leading global supplier of precision instruments. The Company is the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. In addition, the Company holds one of the top three market positions in several related analytical instruments such as titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. Through the recent acquisition of Safeline, the Company is also the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company focuses on high value-added segments of its markets by providing innovative instruments, by integrating these instruments into application-specific solutions for customers, and by facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo services a worldwide customer base through its own sales and service organization and has a global manufacturing presence in Europe, the United States and Asia. The Company generated pro forma 1996 net sales of $889.6 million (giving effect to the Safeline Acquisition) which were derived 49% in Europe, 40% in North and South America and 11% in Asia and other markets.

     The mailing address of the Company's principal executive offices is Im Langacher, P.O. Box MT-100, CH-8606, Greifensee, Switzerland. Its telephone number is 41-1-944-22-11.

ACQUISITION AND SAFELINE ACQUISITION

     Acquisition. The Company was incorporated in December 1991. It was recapitalized in connection with the October 15, 1996 acquisition of the Mettler-Toledo Group from Ciba in a transaction sponsored by management and AEA Investors. The Company paid cash consideration of approximately SFr 505.0 million (approximately $402.0 million at October 15, 1996), including dividends of approximately SFr 109.4 million (approximately $87.1 million at October 15,
1996), paid approximately $185.0 million to settle amounts due to Ciba and its affiliates and incurred expenses in connection with the Acquisition and related financing of approximately $29.0 million. The Company primarily financed the Acquisition with (i) borrowings under a credit agreement in the amount of $307.0 million, (ii) the issuance of $135.0 million of the Notes and (iii) an equity contribution of $190.0 million primarily from AEA Investors, its shareholder-investors and executive officers and other employees of the Company. In connection with the Acquisition, the Company agreed that it would not, in the 18-month period following the closing of the Acquisition, without the prior written consent of Ciba, engage in certain extraordinary dispositions, including certain sales of assets or equity of any company in the Mettler-Toledo Group, mergers or similar business combinations (except certain transactions the aggregate net proceeds of which do not exceed SFr 80.0 million (approximately $64.0 million at October 15, 1996) in a 12-month period). Consummation of the Offerings does not require the consent of Ciba.

     Safeline Acquisition. On May 30, 1997, the Company acquired Safeline for pounds 61.0 million (approximately $100.0 million at May 30, 1997), plus up to an additional pounds 6.0 million (approximately $10.0 million at May 30, 1997) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of pounds 1.9 million (approximately $3.1 million at October 3, 1997). Such amount will be accounted for as additional purchase price. Safeline, based in Manchester, U.K., is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be used in conjunction with the Company's checkweighing products for important quality and safety checks in these industries. From 1992 to 1996, Safeline's sales net increased at a compounded annual growth rate of approximately 30%, in part due to the introduction of new products such as the first digital electronic and Zero Metal-Free Zone metal detectors. Safeline had net sales and Adjusted Operating Income of $40.4 million and $9.9 million, respectively, for the year ended December 31, 1996.

CONCURRENT TRANSACTIONS


     Credit Agreement Refinancing. In connection with the Offerings, the Company intends to refinance its Credit Agreement by entering into the New Credit Agreement. The Company expects that it will have pro forma borrowings under the New Credit Agreement of $389.9 million (representing an increase of $77.3 million) as of September 30, 1997 and borrowings of $38.0 million under various other credit arrangements. Of the borrowings under the New Credit Agreement, $200.0 million will be in the form of a term loan and the remainder will be outstanding under a revolving credit facility. The Company's revolving credit facility commitment will increase from $170.0 million to $420.0 million under the New Credit Agreement, and this commitment will include a $100.0 million acquisition facility. Additional borrowings under the New Credit Agreement will be used, together with the net proceeds from the Offerings, to repurchase the Notes and to pay related premiums and fees and expenses. As a result of the Refinancing, the Company expects to realize significantly lower interest expense. See 'Capitalization.'

     Note Repurchase. As part of the Refinancing, the Company has commenced a tender offer for all of the Notes, and all of the Notes have been irrevocably tendered. The Company will use net proceeds from the Offerings and additional borrowings under the New Credit Agreement to finance the Note Repurchase. See 'Capitalization.' In connection with the Note Repurchase, the Company has obtained the requisite consents to remove substantially all of the restrictive covenants and certain other provisions from the Indenture governing the Notes. In connection with the refinancing of the Credit Agreement and the Note Repurchase, the Company anticipates that it will record an extraordinary loss of approximately $30.0 million representing the premium expected to be paid in connection with the purchase of the Notes and the write-off of related capitalized debt issuance fees resulting from the Refinancing.

                                    HOLDING

     Holding does not carry on any business activities other than to act as a holding company for, and ultimate corporate parent of MTI. The Company owns all of the common stock of Holding and such common stock represents substantially all of the assets of the Company. Accordingly, the information contained in this Prospectus as it relates to the Company is substantially the same as such information as it relates to Holding. For information regarding the business, property and legal matters of Holding, see 'Business.' For information regarding certain relationships and related transactions of Holding, see 'Certain Transactions.'

     Holding has not declared or paid any cash dividends on its equity securities and does not intend to do so in the foreseeable future. Since Holding is a holding company, it relies on the dividends and other distributions of MTI to obtain funds for distribution to the shareholders of Holding. MTI, however, has certain restrictions on its ability to declare and pay dividends to Holding or the Company. See 'Dividend Policy.'

     The members of the Board of Directors of Holding are Robert F. Spoerry, Thomas P. Salice and Alan W. Wilkinson, all of whom are executive officers of the Company and all executive officers of Holding are also executive officers of the Company. Accordingly, for information regarding directors, executive officers and executive compensation of or relating to Holding, see 'Management.'


     Since the Company acts as a holding company and has no assets other than cash and the capital stock of Holding, the information that would be provided by selected financial data, pro forma financial statements, management's discussion and analysis of financial condition and results of operations and financial statements with respect to Holding is substantially the same as the information provided herein with respect to the Company and has not been separately provided in this Prospectus. See 'Summary--Summary Historical and Pro Forma Financial Information,' 'Unaudited Pro Forma Financial Information,' 'Selected Historical Financial Information,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements included herein.

     The mailing address of Holding's principal executive offices is Im Langacher, P.O. Box MT-100, CH 8606, Greifensee, Switzerland. Its telephone number is 41-1-944-22-11.

                                DIVIDEND POLICY

     The Company has never paid any dividends on its common stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The current policy of the Company's Board of Directors is to retain earnings to finance the operations and expansion of the Company's business. In addition, the Company's New Credit Agreement will restrict the Company's ability to pay dividends to its shareholders. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Description of Certain Indebtedness.'

                                   THE MERGER

     It is anticipated that Holding will be merged with and into the Company pursuant to a merger under Section 251 of the DGCL. The Company would be the surviving corporation of such Merger. Upon receipt of the written consent of their respective shareholders, Holding will be merged with and into the Company. The Merger would be effected pursuant to the Merger Agreement.

     The Merger Agreement. The Merger Agreement provides that, upon approval of the shareholders of Holding and the Company entitled to vote thereon, Holding will be merged with and into the Company, which will be the corporation surviving the Merger. Pursuant to the Merger Agreement, all the capital stock of Holding will be canceled and each share of the three classes of common stock of the Company will be converted into and represent the right to receive shares of Common Stock of the Company. Existing shareholders of the Company will receive a cash payment at a market price in lieu of any fractional shares that would be required to be issued as a result of the Merger. The Merger Agreement is attached hereto as Appendix A and is hereby incorporated by reference in this Prospectus.

     Reasons for the Merger. The Boards of Directors of Holding and the Company have deemed it advisable and in the best interest of Holding and the Company to collapse Holding and the Company into one company in order to simplify the Mettler-Toledo organizational structure in connection with the initial public offering of the Company's Common Stock and to simplify the capital structure by converting the three outstanding classes of the Company's capital stock into one class. The Boards believe that the simplified structure will cause the Company's Common Stock to be more amenable to sale and trading in the public equity markets. See 'Comparison of Shareholder Rights.'

     Amendment of Certificate of Incorporation and By-laws. The Merger Agreement sets forth several proposed amendments to the Company's certificate of incorporation. Specifically, the amendments will (i) permit the Board of Directors, without further shareholder authorization, to issue shares of Preferred Stock in one or more series and to determine and fix the rights, preferences and privileges of each series, (ii) reclassify the Company's existing Class A, Class B and Class C common stock into one class of Common Stock, (iii) impose advance notice requirements for shareholder action and a prohibition on the taking of shareholder action by written consent and (iv) add director and officer indemnification provisions. See 'Description of Capital Stock.' The name of the Company will be changed to Mettler-Toledo International Inc.

     Common Stock. For information regarding the Common Stock of the Company to be received by the shareholders of the Company, see 'Description of Capital Stock.'

     Rights of Shareholders. For an explanation of the difference between the rights of the holders of Class A, Class B and Class C common stock of the Company and the rights of holders of the Company's Common Stock, see 'Comparison of Shareholder Rights,' 'Description of Existing Capital Stock' and 'Description of Capital Stock.'


     Restrictions on Resale. All shares of the Company's Common Stock received by the Company's shareholders in the Merger will be freely transferable, except as set forth below and except that shares of Common Stock received by persons who are deemed to be 'affiliates' (as such term is defined under Securities Act) of the Company prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of the Company) or as otherwise permitted under the Securities Act. In connection with the Offerings, shareholders holding substantially all of the Company's Common Stock, subject to certain limited exceptions, have agreed not to, among other things, sell or otherwise dispose of any shares of the Company's Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Accounting Treatment. The Merger will be treated as a reorganization of companies under common control and will be accounted for similar to a pooling of interests for accounting and financial reporting purposes.

     Tax Consequences. For a description of the federal income tax consequences of the Merger, see 'Certain Federal Income Tax Consequences of the Merger.'

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial statements of the Company have been prepared to give effect to (i) the Acquisition, (ii) the Safeline Acquisition, (iii) the Reorganization and (iv) the Offerings and Refinancing (assuming all of the Notes are repurchased). The accompanying unaudited pro forma consolidated balance sheet at September 30, 1997 has been prepared as if (iii) and (iv) were consummated as of that date. The accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 give effect to items (i), (ii), (iii) and (iv) as if they had occurred at January 1, 1996.

     Pro forma adjustments are applied to the historical financial statements of the Predecessor Business and the Company to account for the Acquisition and Safeline Acquisition under the purchase method of accounting. Under purchase accounting, the Acquisition and Safeline Acquisition costs were allocated to the Company's assets and liabilities based on their relative fair values. The Company allocated a portion of the purchase prices for the Acquisition and Safeline Acquisition to (i) in-process research and development projects and
(ii) the revaluation of inventories. In the case of in-process research and development, the amounts allocated were expensed immediately following the acquisitions. In the case of inventories, the revalued amounts were expensed in periods following the acquisitions as the inventories were sold. These one-time non-cash charges have been excluded from the accompanying unaudited pro forma consolidated statements of operations due to their non-recurring nature and their direct relationship to the Acquisition and Safeline Acquisition.

     Certain other one-time charges incurred during 1996 have not been excluded from the accompanying unaudited pro forma statement of operations for the year ended December 31, 1996. These charges consist of certain non-recurring items for (i) advisory fees associated with the reorganization of the Company's structure of approximately $4.8 million and (ii) restructuring charges of approximately $12.6 million. The Company has estimated that the restructurings will result in annual cost savings of approximately $8.3 million, of which approximately $2.0 million was realized in 1996. Such cost savings consist primarily of lower employee salary and benefit costs and fixed manufacturing costs. In addition, at the time of the Acquisition, the Company estimated it would incur additional selling, general and administrative expenses of $1.3 million annually as a result of the Acquisition. If adjustments had been made to the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 to remove these non-recurring charges and to reflect the net unrealized cost savings, Adjusted Operating Income would have been approximately $72.8 million and net earnings would have been approximately $18.7 million. The 1997 period includes a non-recurring charge of $3.3 million to close three facilities in North America. This restructuring program will require an additional charge of approximately $3.0 million in the fourth quarter of 1997. The Company estimates these closures, when complete, will provide savings of approximately $2.5 million annually and will allow the Company to sell two facilities from which the Company estimates it will realize, after 1998, proceeds in excess of $5.0 million. The Company believes the fair market value of these facilities approximates their respective book values. If adjustments had been made to the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 1997 to remove this non-recurring charge, net earnings would have been approximately $15.5 million.

     The unaudited pro forma consolidated financial statements have been prepared based upon the historical consolidated financial statements of the Predecessor Business and the Company, which have been prepared in accordance with U.S. GAAP. The unaudited pro forma consolidated financial statements should be read in conjunction with the Audited Consolidated Financial Statements, the Unaudited Interim Consolidated Financial Statements, 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and other financial information included elsewhere in this Prospectus. The historical financial information regarding Safeline is unaudited. These unaudited pro forma consolidated financial statements and related notes are provided for informational purposes only and do not purport to be indicative of the results which would have actually been obtained had the acquisitions and other events been completed on the dates indicated or which may be expected to occur in the future.

                       METTLER-TOLEDO INTERNATIONAL INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                              -----------------------------------------------------------------------------------------------------
                                                  METTLER-TOLEDO
                                PREDECESSOR     INTERNATIONAL INC.
                                  BUSINESS         OCTOBER 15,
                              JANUARY 1, 1996        1996 TO                                         SAFELINE         PRO FORMA
                                     TO            DECEMBER 31,     ACQUISITION        SAFELINE     ACQUISITION    BEFORE OFFERINGS
                              OCTOBER 14, 1996         1996         ADJUSTMENTS      HISTORICAL(A)  ADJUSTMENTS    AND REFINANCING
                              ----------------  ------------------  -----------      -------------  -----------    ----------------
Net sales....................     $662,221         $    186,912                         $40,434                      $    889,567
Cost of sales................      395,239              136,820      $ (32,194)(b)       23,918                           523,783
                                  --------      ------------------  -----------      -------------  -----------    ----------------
  Gross profit...............      266,982               50,092         32,194           16,516                           365,784
Research and development.....       40,244                9,805                             559                            50,608
Selling, general and
  administrative.............      186,898               59,353            786(c)         6,048                           253,085
Amortization.................        2,151                1,065          1,471(d)                     $ 1,839(d)            6,526
Purchased research and
  development................                           114,070       (114,070)(e)                                             --
Interest expense.............       13,868                8,738         16,109(f)                        (865)(i)          37,850
Other charges (income),
  net........................       (1,332)              17,137         (1,769)(g)                                         14,036
                                  --------      ------------------  -----------      -------------  -----------    ----------------
  Earnings (loss) before
    taxes and minority
    interest.................       25,153             (160,076)       129,667            9,909          (974)              3,679
Provision for taxes..........       10,055                 (938)        (9,335)(h)        3,480           346(h)            3,608
Minority interest............          637                  (92)                             48                               593
                                  --------      ------------------  -----------      -------------  -----------    ----------------
  Earnings (loss)............     $ 14,461         $   (159,046)     $ 139,002          $ 6,381       $(1,320)       $       (522)
                                  --------      ------------------  -----------      -------------  -----------    ----------------
                                  --------      ------------------  -----------      -------------  -----------    ----------------
Pro forma earnings per
  common share (n):
    Weighted average number
      of common shares.......                        32,199,497                                                        32,199,497
    Earnings per common
      share..................                      $      (4.94)                                                     $      (0.02)
                                                ------------------                                                 ----------------
                                                ------------------                                                 ----------------


                               OFFERINGS AND
                                REFINANCING
                                ADJUSTMENTS     PRO FORMA(M)
                               -------------    ------------

Net sales....................                   $   889,567
Cost of sales................                       523,783
                               -------------    ------------
  Gross profit...............                       365,784
Research and development.....                        50,608
Selling, general and
  administrative.............     $(1,000)(j)       252,085
Amortization.................                         6,526
Purchased research and
  development................
Interest expense.............      (7,843)(k)        30,007
Other charges (income),
  net........................                        14,036
                               -------------    ------------
  Earnings (loss) before
    taxes and minority
    interest.................       8,843            12,522
Provision for taxes..........       3,348(l)          6,956
Minority interest............                           593
                               -------------    ------------
  Earnings (loss)............     $ 5,495       $     4,973
                               -------------    ------------
                               -------------    ------------
Pro forma earnings per
  common share (n):
    Weighted average number
      of common shares.......                    38,866,164
    Earnings per common
      share..................                   $      0.13
                                                ------------
                                                ------------

                       METTLER-TOLEDO INTERNATIONAL INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                            ----------------------------------------------------------------------------------------------------
                              METTLER-TOLEDO                      SAFELINE          PRO FORMA      OFFERINGS AND
                            INTERNATIONAL INC.     SAFELINE      ACQUISITION     BEFORE OFFERINGS   REFINANCING
                                HISTORICAL      HISTORICAL (A)   ADJUSTMENTS     AND REFINANCING    ADJUSTMENTS     PRO FORMA(M)
                            ------------------  ---------------  -----------     ----------------  -------------    ------------
Net sales..................    $    633,743         $19,033                        $    652,776                      $  652,776
Cost of sales..............         359,080          12,416        $(2,054)(b)          369,442                         369,442
                            ------------------      -------      -----------     ----------------      ------       ------------
  Gross profit.............         274,663           6,617          2,054              283,334                         283,334
Research and development...          34,494             275                              34,769                          34,769
Selling, general and
  administrative...........         189,594           1,932                             191,526       $  (750)(j)       190,776
Amortization...............           4,449                            955(d)             5,404                           5,404
Purchased research and
  development..............          29,959                        (29,959)(e)               --
Interest expense...........          28,199               4           (537)(i)           27,666        (5,723)(k)        21,943
Other charges (income),
  net......................           7,316             (23)                              7,293                           7,293
                            ------------------      -------      -----------     ----------------      ------       ------------
  Earnings (loss) before
    taxes and minority
    interest...............         (19,348)          4,429         31,595               16,676         6,473            23,149
Provision for taxes........           7,296           1,638            907(h)             9,841           739(l)         10,580
Minority interest..........             375               5                                 380                             380
                            ------------------      -------      -----------     ----------------      ------       ------------
  Earnings (loss) before
    extraordinary item.....    $    (27,019)        $ 2,786        $30,688         $      6,455       $ 5,734        $   12,189
                            ------------------      -------      -----------     ----------------      ------       ------------
                            ------------------      -------      -----------     ----------------      ------       ------------
Pro forma earnings per
  common share (n):
    Weighted average number
      of common shares.....      32,199,497                                          32,199,497                      38,866,164
    Earnings per common
      share................    $      (0.84)                                       $       0.20                      $     0.31
                            ------------------                                   ----------------                   ------------
                            ------------------                                   ----------------                   ------------

                       METTLER-TOLEDO INTERNATIONAL INC.
       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1996 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                      1997
                             (DOLLARS IN THOUSANDS)

(a) Represents the unaudited historical results for Safeline for the year ended December 31, 1996 and for the period January 1, 1997 to May 30, 1997 as if the Safeline Acquisition occurred on January 1, 1996.

(b) For the year ended December 31, 1996, the Company allocated $32,194 of the purchase price in connection with the Acquisition to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). For the nine months ended September 30, 1997, the Company allocated $2,054 of the Safeline Acquisition purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories revalued in connection with the Acquisition were sold during the period from October 15, 1996 to December 31, 1996 and substantially all such inventories revalued in connection with the Safeline Acquisition were sold during the second quarter of 1997. Adjustments have been made to exclude such amounts from the unaudited pro forma consolidated statements of operations due to their non-recurring nature and their direct relationship to the Acquisition and Safeline Acquisition.

(c) Represents an annual management fee of $1,000 (of which $214 was incurred in the period from October 15, 1996 to December 31, 1996) to be paid to AEA Investors for various services provided to the Company.

(d) For the year ended December 31, 1996, principally represents adjustments to reflect additional amortization of goodwill and other intangible assets arising from the Acquisition and the Safeline Acquisition. For the nine months ended September 30, 1997, principally represents adjustments to reflect additional amortization of goodwill and other intangible assets arising from the Safeline Acquisition. See Note 1 to the Audited Consolidated Financial Statements and the unaudited Interim Consolidated Financial Statements included herein.

(e) In connection with the Acquisition and the Safeline Acquisition, the Company allocated $114,070 and $29,959, respectively, of the respective purchase prices to in-process research and development. Such amounts were expensed immediately following the acquisitions. Adjustments have been made to exclude such amounts from the unaudited pro forma consolidated statements of operations due to their non-recurring nature and their direct relationship to the Acquisition and Safeline Acquisition.

(f) Represents the net increase in interest expense, including amortization of debt issuance fees and other fees, of $16,109 in connection with the Acquisition.

                                                                                 YEAR ENDED

                                                                              DECEMBER 31, 1996
                                                                              -----------------
Elimination of historical interest expense on refinanced debt..............       $ (22,606)
Interest on revolving credit facility......................................           1,796
Interest on term loans.....................................................          18,759
Interest on Notes..........................................................          13,163
Amortization of debt issuance fees and other...............................           4,997
                                                                              -----------------
  Net increase.............................................................       $  16,109
                                                                              -----------------
                                                                              -----------------

(g) Represents elimination of historical interest income of $4,003 less foreign currency exchange losses incurred in connection with the Acquisition of $5,772. The foreign currency exchange losses have been excluded from the unaudited pro forma consolidated statements of operations due to their non-recurring nature and their direct relationship to the Acquisition.

(h) Represents adjustments to the provision for taxes to reflect the Company's estimated effective income tax rate considering the income tax effects of the pre-tax pro forma adjustments, related financing structure changes and other adjustments.

(i) Reflects the net changes in interest expense and related capitalized debt issuance fees associated with the Safeline Acquisition and the related refinancing.

                                                                                        NINE MONTHS ENDED
                                                                      YEAR ENDED          SEPTEMBER 30,
                                                                   DECEMBER 31, 1996          1997
                                                                   -----------------    -----------------
Elimination of interest expense on refinanced
  Acquisition debt..............................................       $ (38,715)           $ (28,199)
Interest on revolving credit facility...........................           1,861                1,284
Interest on term loan...........................................          19,452               13,976
Interest on Notes...............................................          13,163                9,872
Amortization of debt issuance fees and other....................           3,374                2,530
                                                                   -----------------    -----------------
  Net change....................................................       $    (865)           $    (537)
                                                                   -----------------    -----------------
                                                                   -----------------    -----------------

   The differences in the net change of interest expense for the year ended December 31, 1996 and the nine months ended September 30, 1997 can be attributed to the impact of changes in foreign currency exchange rates on interest expense related to debt that is denominated in various currencies other than the U.S. dollar.

(j) Reflects the elimination of the AEA Investors management fee of $1,000 ($750 for the nine months ended September 30, 1997) which will be discontinued upon consummation of the Offerings. Additionally, the Company will incur a non-recurring charge of $2,500 in the fourth quarter of 1997 in connection with the termination of the management services agreement with AEA Investors. This one-time charge has been excluded from the unaudited pro forma consolidated statements of operations.

(k) Reflects the net changes in interest expense arising from the Offerings and the Refinancing. In connection with Offerings and Refinancing, the Company will refinance amounts outstanding under the Credit Agreement and repurchase the Notes. The pro forma interest expense assumes that all of the Notes are repurchased pursuant to the Company's tender offer for the Notes. As of October 17, 1997 all of the Notes had been irrevocably tendered.

    The Company anticipates that it will record an extraordinary expense for the early extinguishment of debt and the write-off of capitalized debt issuance fees of approximately $30,000 during the fourth quarter of 1997. This extraordinary expense is excluded from the unaudited pro forma consolidated statements of operations.

                                                                                        NINE MONTHS ENDED
                                                                      YEAR ENDED          SEPTEMBER 30,
                                                                   DECEMBER 31, 1996          1997
                                                                   -----------------    -----------------
Elimination of pro forma interest expense before Offerings
  and Refinancing...............................................       $ (37,850)           $ (27,666)
Interest on revolving credit facility...........................          13,296                9,662
Interest on term loan...........................................          13,604                9,950
Amortization of debt issuance fees and other....................           3,107                2,331
                                                                   -----------------    -----------------
  Net change....................................................       $  (7,843)           $  (5,723)
                                                                   -----------------    -----------------
                                                                   -----------------    -----------------

    For each 1/8% per annum variance in interest rates for the revolving credit facility and term loan borrowings under the New Credit Agreement, interest expense would change by approximately $348 and $236 for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

    The differences in the net change of interest expense for the year ended December 31, 1996 and the nine months ended September 30, 1997 can be attributed to the impact of changes in foreign currency exchange rates on interest expense related to debt that is denominated in various currencies other than the U.S. dollar.


 (l) Adjustment to provision for taxes reflects the Company's estimated effective income tax rate at a stated level of pro forma earnings before tax for the year ended December 31, 1996 and the nine months ended September 30, 1997.

(m) Certain one-time charges incurred during 1996 have not been excluded from the accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 1996. These charges consist of certain non-recurring items for (i) advisory fees associated with the reorganization of the Company's structure of approximately $4,800 and (ii) restructuring charges of approximately $12,600. The Company has estimated that the restructurings will result in annual cost savings of approximately $8,300, of which approximately $2,000 was realized in 1996. Such cost savings consist primarily of lower employee salary and benefit costs and fixed manufacturing costs. In addition, at the time of the Acquisition, the Company estimated it would incur additional selling, general and administrative expenses of $1,300 annually as a result of the Acquisition. If adjustments had been made to the unaudited pro forma consolidated statement of operations for the year ended December 31, 1996 to remove these non-recurring charges and to reflect the net unrealized cost savings, Adjusted Operating Income would have been approximately $72,800 and net earnings would have been approximately $18,700. The 1997 period includes a non-recurring charge of $3,300 to close three facilities in North America. This restructuring program will require an additional charge of approximately $3,000 in the fourth quarter of 1997. The Company estimates that these closures, when complete, will provide savings of approximately $2,500 annually and will allow the Company to sell two facilities from which the Company estimates it will realize, after 1998, proceeds in excess of $5,000. The Company believes that the fair market value of these facilities approximates their respective book values. If adjustments had been made to the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 1997 to remove this non-recurring charge, net earnings would have been approximately $15,500.

(n) Historical earnings (loss) per common share has been computed assuming the number of common shares issued in connection with the Reorganization, including common share equivalents, were outstanding during the period presented. Pro forma earnings per common share has been computed using the treasury stock method assuming the number of common shares issued in connection with the Reorganization and the Offerings, including common share equivalents, were outstanding during the periods presented. Common share equivalents result from outstanding options to purchase Common Stock.

                       METTLER-TOLEDO INTERNATIONAL INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                  AS OF SEPTEMBER 30, 1997
                                                                   -------------------------------------------------------
                                                                     METTLER-TOLEDO                       METTLER-TOLEDO
                                                                   INTERNATIONAL INC.     PRO FORMA     INTERNATIONAL INC.
                                                                       HISTORICAL        ADJUSTMENTS        PRO FORMA
                                                                   ------------------    -----------    ------------------
                             ASSETS
Current assets:
  Cash and cash equivalents.....................................        $ 33,158                             $ 33,158
  Trade accounts receivable, net................................         148,826                              148,826
  Inventories...................................................         106,129                              106,129
  Deferred taxes................................................          10,956                               10,956
  Other current assets..........................................          21,975                               21,975
                                                                      ----------         -----------       ----------
    Total current assets........................................         321,044                              321,044
Property, plant and equipment, net..............................         233,480                              233,480
Excess of cost over net assets acquired, net....................         181,902          $   3,059(a)        184,961
Long-term deferred taxes........................................           4,825                                4,825
Other assets....................................................          26,926             (8,766)(b)        18,160
                                                                      ----------         -----------       ----------
    Total assets................................................        $768,177          $  (5,707)         $762,470
                                                                      ----------         -----------       ----------
                                                                      ----------         -----------       ----------
         LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Trade accounts payable........................................        $ 27,226                             $ 27,226
  Accrued and other liabilities.................................         135,096                              135,096
  Taxes payable.................................................          27,940                               27,940
  Deferred taxes................................................           8,621                                8,621
  Bank and other loans..........................................          56,559          $   3,419(c)         59,978
                                                                      ----------         -----------       ----------
    Total current liabilities...................................         255,442              3,419           258,861
Long-term debt due to third parties.............................         429,033           (135,000)(c)       367,920
                                                                                             73,887(c)
Long-term deferred taxes........................................          26,001                               26,001
Other long-term liabilities.....................................          90,307                               90,307
                                                                      ----------         -----------       ----------
    Total liabilities...........................................         800,783            (57,694)          743,089
Minority interest...............................................           3,655                                3,655
Shareholders' equity (deficit):
  Common stock, $0.01 par value per share:
    Class A non-voting, authorized 2,235,896 shares; issued
       1,898,795 (excluding 3,984 shares held in treasury) at
       September 30, 1997; pro forma for the Reorganization and
       the Offerings, no shares authorized or issued............              19                (19)(d)            --
    Class B voting, authorized 1,000 shares; issued 1,000 at

       September 30, 1997; pro forma for the Reorganization and
       the Offerings, no shares authorized or issued............               1                 (1)(d)            --
    Class C non-voting, authorized 541,859 shares; issued
       537,453 (excluding 1,139 shares held in treasury) at
       September 30, 1997; pro forma for the Reorganization and
       the Offerings, no shares authorized or issued............               5                 (5)(d)            --
    Common Stock, no shares authorized or issued at September
       30, 1997; pro forma for the Reorganization and the
       Offerings, authorized 125,000,000 shares; issued
       37,336,801 (excluding 64,467 shares held in treasury)....              --                307(d)            373
                                                                                                 66(e)
  Additional paid-in capital....................................         187,986             84,385(e)        272,371
  Accumulated deficit...........................................        (195,617)           (32,746)(f)      (228,363)
  Currency translation adjustment...............................         (28,655)                             (28,655)
                                                                      ----------         -----------       ----------
    Total shareholders' equity (deficit)........................         (36,261)            51,987            15,726
                                                                      ----------         -----------       ----------
Total liabilities and shareholders' equity (deficit)............        $768,177          $  (5,707)         $762,470
                                                                      ----------         -----------       ----------
                                                                      ----------         -----------       ----------

                       METTLER-TOLEDO INTERNATIONAL INC.
            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

(a) Represents an additional payment made in October 1997 in connection with the Safeline Acquisition of pounds 1,892 (approximately $3,059 at October 3,
    1997). Such amount will be accounted for as additional purchase price.

(b) Represents the net effect of the elimination of unamortized debt issuance fees related to the early retirement of both the Notes and terms loans under the existing Credit Agreement and the capitalization of debt issuance fees in connection with borrowings under the New Credit Agreement.

(c) Represents the repayment of the Notes of $135,000 and the Company's net change in borrowings under the New Credit Agreement in connection with the Offerings and Refinancing.

(d) Represents adjustments to give effect to the Reorganization.

(e) Represents the expected proceeds to be received in connection with the Offerings of $93,333 less underwriting discount and other related expenses totaling approximately $8,600.

(f) Reflects the extraordinary loss in connection with the refinancing of the Credit Agreement, early repayment premium on the Notes, write-off of capitalized debt issuance fees and a non-recurring charge in connection with the termination of the management services agreement with AEA Investors of approximately $32,700.
                                       26

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial information set forth below at December 31, 1994, 1995 and 1996, for the years ended December 31, 1993, 1994 and 1995, for the period from January 1, 1996 to October 14, 1996, and for the period from October 15, 1996 to December 31, 1996 is derived from the Company's financial statements, which were audited by KPMG Fides Peat, independent auditors. The financial information for all periods prior to October 15, 1996, the date of the Acquisition, is combined financial information of the Mettler-Toledo Group (the 'Predecessor Business'). The summary historical financial information at September 30, 1997 and for the nine months ended September 30, 1996 and 1997 is derived from the unaudited interim consolidated financial statements of the Predecessor Business and of the Company, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. The combined historical data of the Predecessor Business and the consolidated historical data of the Company are not comparable in many respects due to the Acquisition and the Safeline Acquisition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' below and the consolidated financial statements and accompanying notes included herein. The financial information presented below was prepared in accordance with U.S. GAAP.

                                                                               METTLER-TOLEDO                 METTLER-TOLEDO
                                                                               INTERNATIONAL    PREDECESSOR   INTERNATIONAL
                                            PREDECESSOR BUSINESS                    INC.         BUSINESS          INC.
                                --------------------------------------------   --------------   -----------   --------------
                                                                  JANUARY 1      OCTOBER 15          NINE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,           TO              TO                SEPTEMBER 30,
                                ------------------------------   OCTOBER 14,    DECEMBER 31,    ----------------------------
                                  1993       1994       1995        1996            1996           1996            1997
                                --------   --------   --------   -----------   --------------   -----------   --------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA(A):
  Net sales...................  $728,958   $769,136   $850,415    $ 662,221      $  186,912      $ 624,733      $  633,743
  Cost of sales...............   443,534    461,629    508,089      395,239         136,820(b)     374,121         359,080(d)
                                --------   --------   --------   -----------   --------------   -----------   --------------
  Gross profit................   285,424    307,507    342,326      266,982          50,092        250,612         274,663
  Research and development....    46,438     47,994     54,542       40,244           9,805         37,930          34,494
  Selling, general and
    administrative............   209,692    224,978    248,327      186,898          59,353        175,645         189,594
  Amortization................     2,917      6,437      2,765        2,151           1,065          2,038           4,449
  Purchased research and
    development...............        --         --         --           --         114,070(c)          --          29,959(e)
  Interest expense............    15,239     13,307     18,219       13,868           8,738         12,579          28,199
  Other charges (income),
    net(f)....................    14,110     (7,716)    (9,331)      (1,332)         17,137           (226)          7,316
                                --------   --------   --------   -----------   --------------   -----------   --------------

  Earnings (loss) before
    taxes, minority interest
    and extraordinary item....    (2,972)    22,507     27,804       25,153        (160,076)        22,646         (19,348)
  Provision for taxes.........     3,041      8,676      8,782       10,055            (938)         8,901           7,296
  Minority interest...........     1,140        347        768          637             (92)           609             375
                                --------   --------   --------   -----------   --------------   -----------   --------------
  Earnings (loss) before
    extraordinary item........    (7,153)    13,484     18,254       14,461        (159,046)        13,136         (27,019)
  Extraordinary item--debt
    extinguishment............        --         --         --           --              --             --          (9,552)(g)
                                --------   --------   --------   -----------   --------------   -----------   --------------
  Net earnings (loss).........  $ (7,153)  $ 13,484   $ 18,254    $  14,461      $ (159,046)     $  13,136      $  (36,571)
                                --------   --------   --------   -----------   --------------   -----------   --------------
                                --------   --------   --------   -----------   --------------   -----------   --------------
  Loss per common share(h):
    Weighted average number of
    common shares.............                                                   32,199,497                     32,199,497
    Loss per common share
      before extraordinary
      item....................                                                   $    (4.94)                    $    (0.84)
    Extraordinary item........                                                           --                          (0.30)
                                                                               --------------                 --------------
    Loss per common share.....                                                   $    (4.94)                    $    (1.14)
                                                                               --------------                 --------------
                                                                               --------------                 --------------

BALANCE SHEET DATA (AT END OF
  PERIOD)(A):
  Cash and cash equivalents...             $ 63,802   $ 41,402                   $   60,696                     $   33,158
  Working capital.............              132,586    136,911                      103,697                         89,003
  Total assets................              683,198    724,094                      771,888                        768,177
  Long-term third party
    debt......................                  862      3,621                      373,758                        429,033
  Net borrowing from Ciba and
    affiliates(i).............              177,651    203,157                           --                             --
  Other long-term
    liabilities(j)............               83,964     84,303                       96,810                         90,307
  Shareholders' equity
    (deficit)(k)..............              228,194    193,254                       12,426                        (36,261)
OTHER DATA:
  Local currency net sales
    growth(l).................                    7%         6%                                          3%              6%
  Gross profit before
    non-recurring costs as a
    percentage of net
    sales(m)..................      39.2%      40.0%      40.3%        40.3%           44.0%          40.1%           43.7%
  Adjusted Operating
    Income(n).................  $ 29,294   $ 34,535   $ 39,457    $  39,840      $   17,912      $  37,037      $   52,629
  Adjusted Operating Income as
    a percentage
    of net sales(n)...........       4.0%       4.5%       4.6%         6.0%            9.6%           5.9%            8.3%
  Depreciation and
    amortization expense......  $ 29,591   $ 34,118   $ 33,363    $  21,663      $    8,990      $  20,668      $   22,233
  Capital expenditures........    25,122     24,916     25,858       16,649          11,928         14,985          13,299


                                                        (Footnotes on next page)

(Footnotes from previous page)

------------------
 (a) Balance sheet information at December 31, 1992 and 1993 is not available. Income statement information for the year ended December 31, 1992 is not available, except that net sales were $769,000. Approximately 75% of the decrease in net sales in 1993 compared to 1992 resulted from appreciation of the U.S. dollar against the Company's other principal trading currencies.

 (b) In connection with the Acquisition, the Company allocated $32,194 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the period October 15, 1996 to December 31, 1996.

 (c) In conjunction with the Acquisition the Company allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Acquisition.

 (d) In connection with the Safeline Acquisition, the Company allocated $2,054 of the purchase price to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories were sold during the second quarter of 1997.

 (e) In conjunction with the Safeline Acquisition, the Company allocated, based upon independent valuations, $29,959 of the purchase price to purchased research and development in process. This amount was recorded as an expense immediately following the Safeline Acquisition.

 (f) Other charges (income), net generally includes interest income, foreign currency transactions (gains) losses, (gains) losses from sales of assets and other charges (income). In 1993, the amount shown includes costs associated with the closure of a manufacturing facility in Cologne, Germany, the restructuring of certain manufacturing operations and an early retirement program in the United States. For the period January 1, 1996 to October 14, 1996, the amount shown includes employee severance and other exit costs associated with the closing of the Company's Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996, the amount shown includes employee severance benefits associated with the Company's general headcount reduction programs, in Europe and North America and the realignment of the analytical and precision balance business in Switzerland. For the period ended September 30, 1997, the amount shown includes a restructuring charge of $3,300 to close three facilities in North America. See Note 17 to the Audited Consolidated Financial Statements and Note 1 to the Unaudited Interim Consolidated Financial Statements

     included herein.

 (g) Represents a one-time charge for the write-off of capitalized debt issuance fees and related expenses associated with the Company's previous credit facility.

 (h) Loss per common share has been computed using the treasury stock method assuming the number of common shares issued in the Reorganization, including common share equivalents, were outstanding during the periods presented. Common share equivalents result from outstanding options to purchase Common Stock.

 (i) Includes notes payable and long-term debt payable to Ciba and affiliates less amounts due from Ciba and affiliates. See Notes 3 and 11 to the Audited Consolidated Financial Statements included herein.

 (j) Consists primarily of obligations under various pension plans and plans that provide post-retirement medical benefits. See Note 15 to the Audited Consolidated Financial Statements included herein.

 (k) Shareholders' equity for the Predecessor Business consists of the combined net assets of the Mettler-Toledo Group.

 (l) Local currency net sales growth is adjusted for the exit from certain systems businesses. For the nine months ended September 30, 1997, local currency net sales increased 6% absent the Safeline Acquisition (8% including Safeline's results).

(m) Non-recurring costs represent costs asssociated with selling inventories revalued to fair value in connection with the Acquisition and the Safeline Acquisition. See Notes (b) and (d) above.

 (n) Adjusted Operating Income is operating income (gross profits less research and development and selling, general and administrative expenses) before amortization and non-recurring costs. Non-recurring costs which have been excluded are the costs set forth in Note (m) above and advisory fees associated with the reorganization of the Company's structure of approximately $4,800.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Audited Consolidated Financial Statements and the unaudited interim consolidated financial statements (the 'Interim Consolidated Financial Statements') included herein.

GENERAL

     The financial statements for periods ended prior to October 15, 1996 reflect the combined operations of the Mettler-Toledo Group, while the financial statements for periods after October 15, 1996 reflect the consolidated operations of the Company after accounting for the Acquisition using the purchase method of accounting. See Note 1 to the Audited Consolidated Financial Statements included herein. Operating results subsequent to the Acquisition are not comparable in many respects to the operating results prior to the Acquisition and the Safeline Acquisition. Financial information is presented in accordance with U.S. GAAP.

     The Company operates a global business, with net sales that are diversified by geographic region, product range and customer. The Company believes that it has achieved its market leadership positions through its continued investment in product development, the maintenance and, in some instances, expansion, of its existing position in established markets and its pursuit of new markets. Net sales in local currency (adjusted for the exit from certain systems businesses) have increased in both the laboratory and industrial and food retailing product lines, increasing by 8% in the first nine months of 1997 and by 3% and 6% in 1996 and 1995, respectively. Net sales in U.S. dollars increased by 1% in the first nine months of 1997, as the strengthening of the U.S. dollar versus the Company's major trading currencies reduced U.S. dollar reported sales. Net sales in U.S. dollars were unchanged in 1996 and increased by 11% in 1995. The Company's growth in 1997 has benefited from recent investments to establish distribution and manufacturing infrastructure in certain emerging markets, particularly in Asia. Net sales in Asia and other emerging markets in local currency increased by 31% in the first nine months of 1997 over the corresponding period in the prior year. The Company believes that its growth over the next several years will come primarily from the needs of customers in developed markets to continue to automate their research and development and manufacturing processes and from the needs of customers in emerging markets to continue modernizing these same processes through the use of increasingly sophisticated instruments.

     During the periods presented, the Company increased its gross profit margins before non-recurring costs from 40.0% in 1994 to 43.7% for the first nine months of 1997 and increased its Adjusted Operating Income (gross profit less research and development and selling, general and administrative expenses before amortization and non-recurring costs) as a percentage of net sales from 4.5% in 1994 to 8.3% for the nine months ended September 30, 1997. These increases were achieved despite the Company's continued investments in product development and in its distribution and manufacturing infrastructure. The Company believes that a significant portion of these increases can be attributed to its strategy to reduce costs and reengineer its operations. This strategy has a number of key elements, such as ongoing efforts to direct more of its research and development activities to the reduction of product costs, to re-engineer manufacturing, distribution, sales and administrative processes, and to consolidate operations and re-deploy resources to lower cost facilities. Examples of recent efforts to implement the different elements of this strategy include the introduction of several products in 1997 with significantly reduced manufacturing costs compared to their predecessors, the closure of the Westerville, Ohio manufacturing facility in 1996, completion of a targeted workforce reduction of approximately 170 personnel, closure of three North American facilities as described below and the opening of a new laboratory manufacturing facility in Shanghai, China in 1997 with significant production and research and development capabilities. The Company is currently implementing several additional reengineering and cost reduction projects, including the consolidation of worldwide precision balance manufacturing, the restructuring of its ordering process, product delivery and parts inventory management in Europe, the realignment of industrial product manufacturing in Europe and the consolidation of the Company's North American laboratory, industrial and food retailing businesses into a single marketing organization.

     On May 30, 1997, the Company acquired Safeline for pounds 61.0 million (approximately $100.0 million at May 30, 1997), plus up to an additional pounds
6.0 million (approximately $10.0 million at May 30, 1997) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of pounds 1.9 million (approximately $3.1 million at October 3, 1997). Such amount will be accounted for as additional purchase price. Safeline, based in Manchester, U.K., is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detectors can also be used in conjunction with the Company's checkweighing products for important quality and safety checks in these industries. From 1992 to 1996, Safeline's sales increased at a compounded annual growth rate of approximately 30%, in part due to the introduction of new products such as the first digital electronic and Zero Metal-Free Zone metal detectors. Safeline had net sales and Adjusted Operating Income of $40.4 million and $9.9 million, respectively, for the year ended December 31, 1996. The Safeline Acquisition was financed by pounds 47.3 million (approximately $77.4 million at May 30, 1997) loaned under the Credit Agreement together with the issuance of pounds 13.7 million (approximately $22.4 million at May 30, 1997) of seller loan notes which mature May 30, 1999.

     In September 1997, the Company recorded a restructuring charge of approximately $3.3 million. The Company expects to recognize an additional restructuring charge of approximately $3.0 million during the fourth quarter ending December 31, 1997 for restructuring activities not initiated until October of this year. Both charges are in connection with the closure of three facilities in North America and are comprised primarily of severance and other related benefits and costs of exiting facilities, including lease termination costs and write-down of existing assets to their expected net realized value. The Company expects these actions will be completed in 1998 and that the two owned facilities will be sold after that period. In connection with the closure of these facilities, the Company expects to involuntarily terminate approximately 70 employees. The Company is undertaking these actions as part of its efforts to reduce costs through reengineering. When complete, these actions will enable the Company to close certain operations and realize cost savings estimated at approximately $2.5 million on an annual basis. The Company also estimates that it will receive, after 1998, upon the sale of the two facilities which the Company owns proceeds in excess of $5.0 million. The Company believes that the fair market value of these facilities approximates their respective book values.

RESULTS OF OPERATIONS

     The following table sets forth certain items in the statements of operations in U.S. dollars as well as in percentages of net sales for the years ended December 1, 1994 and 1995, for the period from January 1, 1996 to October 14, 1996, for the period from October 15, 1996 to December 31, 1996, pro forma for the year 1996 and actual for the nine months ended September 30, 1996 and 1997. The pro forma information gives effect to the Acquisition, the Safeline Acquisition, the Offerings and the Refinancing and does not purport to represent the Company's actual results if such transactions had occurred on the dates specified. The statement of operations data for the nine months ended September 30, 1997 include Safeline results from May 31, 1997. The pro forma information is presented in order to facilitate management's discussion and analysis.

                                                                                            METTLER-TOLEDO
                                                 PREDECESSOR BUSINESS                     INTERNATIONAL INC.
                                         -------------------------------------   ------------------------------------
                                                                FOR THE PERIOD     FOR THE PERIOD
                                              YEAR ENDED          JANUARY 1,        OCTOBER 15,
                                             DECEMBER 31,          1996 TO            1996 TO
                                         --------------------    OCTOBER 14,        DECEMBER 31,         PRO FORMA
                                           1994        1995          1996            1996(B)(C)        1996(A)(B)(C)
                                         --------    --------   --------------   ------------------   ---------------
                                                                    (DOLLARS IN THOUSANDS)
Net sales............................... $769,136    $850,415      $662,221          $  186,912          $ 889,567
Cost of sales...........................  461,629     508,089       395,239             136,820            523,783
                                         --------    --------   --------------       ----------       ---------------
Gross profit............................  307,507     342,326       266,982              50,092            365,784
Research and development(e).............   47,994      54,542        40,244               9,805             50,608
Selling, general and administrative.....  224,978     248,327       186,898              59,353            252,085
Amortization............................    6,437       2,765         2,151               1,065              6,526
Purchased research and development......       --          --            --             114,070
Interest expense........................   13,307      18,219        13,868               8,738             30,007
Other charges (income), net(d)..........   (7,716)     (9,331)       (1,332)             17,137             14,036
                                         --------    --------   --------------       ----------       ---------------
Earnings (loss) before taxes, minority
  interest and extraordinary item....... $ 22,507    $ 27,804      $ 25,153          $ (160,076)         $  12,522
                                         --------    --------   --------------       ----------       ---------------

                                         --------    --------   --------------       ----------       ---------------


                                          PREDECESSOR  METTLER-TOLEDO
                                           BUSINESS    INTERNATIONAL
                                          -----------      INC.
                                                       -------------
                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,
                                          --------------------------
                                             1996       1997(B)(C)
                                          -----------  -------------

                                         <
Net sales...............................  $  624,733   $   633,743
Cost of sales...........................     374,121       359,080
                                          -----------  -------------
Gross profit............................     250,612       274,663
Research and development(e).............      37,930        34,494
Selling, general and administrative.....     175,645       189,594
Amortization............................       2,038         4,449
Purchased research and development......                    29,959
Interest expense........................      12,579        28,199
Other charges (income), net(d)..........        (226 )       7,316
                                          -----------  -------------
Earnings (loss) before taxes, minority
  interest and extraordinary item.......  $   22,646   $   (19,348  )
                                          -----------  -------------
                                          -----------  -------------

                                                                  PERCENTAGE OF NET SALES
                                         --------------------------------------------------------------------------
                                                                                           METTLER-TOLEDO
                                                 PREDECESSOR BUSINESS                    INTERNATIONAL INC.
                                         -------------------------------------   ----------------------------------
                                                                FOR THE PERIOD     FOR THE PERIOD
                                              YEAR ENDED          JANUARY 1,        OCTOBER 15,
                                             DECEMBER 31,          1996 TO            1996 TO
                                         --------------------    OCTOBER 14,        DECEMBER 31,        PRO FORMA
                                           1994        1995          1996            1996(B)(C)       1996(A)(B)(C)
                                         --------    --------   --------------   ------------------   -------------
Net sales...............................   100.0%      100.0%        100.0%             100.0%             100.0%
Cost of sales...........................    60.0        59.7          59.7               73.2               58.9
                                         --------    --------      -------            -------         -------------
Gross profit............................    40.0        40.3          40.3               26.8               41.1
Research and development(e).............     6.2         6.4           6.1                5.2                5.7
Selling, general and
  administrative........................    29.3        29.2          28.2               31.8               28.3
Amortization............................     0.8         0.3           0.3                0.6                0.7
Purchased research and development......      --          --            --               61.0                 --

Interest expense........................     1.7         2.1           2.1                4.7                3.4
Other charges (income), net.............    (1.0)       (1.1)         (0.2)               9.2                1.6
                                         --------    --------      -------            -------         -------------
Earnings (loss) before taxes, minority
  interest and extraordinary item.......     2.9%        3.3%          3.8%             (85.6%)              1.4%
                                         --------    --------      -------            -------         -------------
                                         --------    --------      -------            -------         -------------


                                          PREDECESSOR   METTLER-TOLEDO
                                            BUSINESS    INTERNATIONAL INC.
                                          ------------  ------------------
                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                          ---------------------------
                                              1996       1997(B)(C)
                                          ------------  -------------
                                         <
Net sales...............................        100.0 %      100.0   %
Cost of sales...........................         59.9         56.7
                                          ------------  -------------
Gross profit............................         40.1         43.3
Research and development(e).............          6.1          5.4
Selling, general and
  administrative........................         28.1         29.9
Amortization............................          0.3          0.7
Purchased research and development......           --          4.7
Interest expense........................          2.0          4.4
Other charges (income), net.............           --          1.2
                                          ------------  -------------
Earnings (loss) before taxes, minority
  interest and extraordinary item.......          3.6 %       (3.1   %)
                                          ------------  -------------
                                          ------------  -------------

------------------
(a) Represents the unaudited pro forma consolidated statement of operations of the Company for 1996, assuming the Acquisition, the Safeline Acquisition, the Offerings and the Refinancing (assuming all of the Notes are repurchased) occurred on January 1, 1996.
(b) In connection with the Acquisition and the Safeline Acquisition, the Company allocated $32,194 and $2,054, respectively, of the purchase prices to revalue certain inventories (principally work-in-progress and finished goods) to fair value (net realizable value). Substantially all such inventories revalued in connection with the Acquisition were sold during the period October 15, 1996 to December 31, 1996, and substantially all such inventories revalued in connection with the Safeline Acquisition were sold in the second quarter of 1997. The expense related to inventory revalued in connection with the Acquisition has been excluded from the 1996 pro forma information.
(c) In conjunction with the Acquisition and the Safeline Acquisition, the Company allocated, based upon independent valuations, $114,070 and $29,959,

    respectively, of the purchase prices to purchased research and development in process. These amounts were expensed immediately following the Acquisition and the Safeline Acquisition, respectively. The amount of this expense related to the Acquisition has been excluded from the 1996 pro forma information.
(d) Other charges (income), net generally includes interest income, foreign currency transactions (gains) losses, (gains) losses from sales of assets and other charges (income). For the period January 1, 1996 to October 14, 1996 the amount shown includes employee severance and other exit costs associated with the closing of its Westerville, Ohio facility. For the period October 15, 1996 to December 31, 1996 the amount shown includes employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America, and the realignment of the analytical and precision balance business in Switzerland. For the period ended September 30, 1997, the amount shown includes a restructuring charge of $3,300 to close three facilities in North America. See Note 17 to the Audited Consolidated Financial Statements and Note 1 to the Unaudited Interim Consolidated Financial Statements included herein.
(e) Total research and development expenses including costs associated with customer-specific engineering projects, which are included in cost of sales for financial reporting purposes, were 7.2% in 1994, 7.3% in 1995, 6.6% in 1996 and 6.7% and 5.8% for the nine months ended September 30, 1996 and 1997, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Net sales were $633.7 million for the nine months ended September 30, 1997, compared to $624.7 million for the corresponding period in the prior year, an increase of 1%. Results were negatively impacted by the strengthening of the U.S. dollar against other currencies. Net sales in local currencies during the nine-month period increased 8% (6% absent the Safeline Acquisition). Most recently, during the three months ended September 30, 1997, net sales in local currencies increased 16% (10% absent the Safeline Acquisition).

     Net sales in local currencies during the nine months ended September 30, 1997 in Europe increased 2% versus the corresponding period in the prior year, despite weak European economies which adversely affected sales to industrial customers. Net sales in local currencies during the nine-month period in the Americas increased 8%, principally due to improved market conditions for sales to industrial and food retailing customers. Net sales in local currencies in the nine-month period in Asia and other markets increased 31%, primarily as a result of the establishment of additional direct marketing and distribution in the region. During the three months ended September 30, 1997, sales trends in each of Europe, the Americas and Asia were more favorable compared to sales trends in the first two quarters of 1997.

     The operating results for Safeline (which were included in the Company's results from May 31, 1997) had the effect of increasing the Company's net sales by $15.7 million for the nine months ended September 30, 1997. Additionally, Safeline's operating results had the effect of increasing the Company's Adjusted Operating Income by $4.3 million for the same period. The Company recorded non-cash purchase accounting adjustments for purchased research and development ($30.0 million) and the sale of inventories revalued to fair value ($2.1 million) during such period.

     Gross profit before non-recurring costs as a percentage of net sales increased to 43.7% for the nine months ended September 30, 1997, compared to 40.1% for the corresponding period in the prior year. Gross profit in the 1997 period includes the previously noted $2.1 million non-cash charge associated with the excess of the fair value over the historic value of inventory acquired in the Safeline Acquisition. Including this charge, the gross profit percentage for the nine-month period is 43.3%. The improved gross profit percentage reflects the benefits of reduced product costs arising from the Company's research and development efforts, ongoing productivity improvements and the depreciation of the Swiss franc against the Company's other principal trading currencies.

     Research and development expenses as a percentage of net sales decreased to 5.4% for the nine months ended September 30, 1997, compared to 6.1% for the corresponding period in the prior year; however, the local currency spending level remained relatively constant period to period.

     Selling, general and administrative expenses as a percentage of net sales increased to 29.9% for the nine months ended September 30, 1997, compared to 28.1% for the corresponding period in the prior year. This increase is primarily a result of establishing additional direct marketing and distribution in Asia.


     Adjusted Operating Income was $52.6 million, or 8.3% of sales, for the nine months ended September 30, 1997 compared to $37.0 million, or 5.9% of sales, for the nine months ended September 30, 1996, an increase of 42%. The 1997 period excludes non-recurring costs of $2.1 million for the revaluation of inventories to fair value in connection with the Safeline Acquisition. Most recently, during the three months ended September 30, 1997, Adjusted Operating Income increased 74% (44% absent the Safeline Acquisition).

     As previously noted, in connection with the Safeline Acquisition, $30.0 million of the purchase price was attributed to purchased research and development in process. Such amount was expensed immediately following the Safeline Acquisition. The technological feasibility of the products being developed had not been established as of the date of the Safeline Acquisition. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years.

     Interest expense increased to $28.2 million for the nine months ended September 30, 1997, compared to $12.6 million for the corresponding period in the prior year. The increase was principally due to additional acquisition related debt.

     Other charges, net of $7.3 million for the nine months ended September 30, 1997 compared to other income, net of $0.2 million for the corresponding period in the prior year. Such decrease is principally a result of a $3.3 million restructuring charge to close three facilities in North America and the related involuntary terminations, as well as lower interest income and an increase in foreign currency losses.

     The provision for taxes is based upon the Company's projected annual effective tax rate for the related period before non-recurring acquisition and restructuring adjustments. Such adjustments are then tax affected at the marginal tax rate in the period in which they occur. The increase in effective tax rate from September 30, 1996 to September 30, 1997 is due to additional non-tax deductible goodwill and the Company's estimated earning levels.

     The net loss before extraordinary item of $27.0 million for the nine months ended September 30, 1997 compared to net earnings of $13.1 million for the corresponding period in the prior year. Excluding the previously noted non-recurring charges for purchased research and development, the revaluation of inventories to fair value and the restructuring of North American operations, net earnings would have been $7.6 million for the nine months ended September 30, 1997. Such lower earnings in the 1997 period are principally the result of higher interest expense due to Acquisition related debt, which more than offset higher Adjusted Operating Income.

     The extraordinary item--debt extinguishment of $9.6 million represents a one-time charge for the write-off of capitalized debt issuance fees and related expenses associated with the Company's previous credit facility. See 'Liquidity and Capital Resources.'


FOR THE PERIOD FROM JANUARY 1, 1996 TO OCTOBER 14, 1996, THE PERIOD FROM OCTOBER 15, 1996 TO DECEMBER 31, 1996 AND PRO FORMA 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 were $662.2 million and $186.9 million, respectively. Pro forma 1996 net sales were $889.6 million, or $849.1 million excluding Safeline results, compared to actual net sales of $850.4 million in 1995. Net sales (pro forma excluding Safeline) in local currency increased 3%, excluding the impact of reductions of the systems business, but were offset by a strengthening of the U.S. dollar, the Company's reporting currency, relative to the local currencies of the Company's operations. The flat sales (pro forma excluding Safeline) in 1996 compared to actual 1995 resulted from slightly lower sales from products in the industrial and food retailing markets, offset by strong performance by the product lines in the laboratory market. The growth in the laboratory market was across substantially all product lines and geographical regions as sales in local currency (excluding Safeline) increased 7% compared to the previous year. In particular, new product introductions in titration, thermal and reaction calorimetry as well as new Ohaus products for the education, laboratory and light industrial market helped to increase laboratory market sales. The slight decline in industrial and food retailing sales resulted from overall weakness in the European market where the Company has been able to retain its market share. This market weakness has persisted in early 1997.

     Net sales (pro forma excluding Safeline) in Europe in local currency decreased 2% in 1996 compared to actual 1995 due to a weaker second half of the year in 1996 in all major markets, and especially in key countries such as Germany, France and the United Kingdom. Net sales (pro forma excluding Safeline) in the Americas in local currency increased by 5% over actual 1995 due to growth in the United States and Latin America and double digit expansion in laboratory measurement instruments other than balances and in related service. Net sales (pro forma excluding Safeline) in Asia and other markets in local currency increased by 8% over actual 1995, primarily as a result of significantly increased sales in the Shanghai operation and strong sales in Japan and Australia.

     Gross profit for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 was $267.0 million and $50.1 million, respectively. Pro forma 1996 gross profit was $365.8 million or $349.3 million (excluding Safeline results). This compares to $342.3 million in actual 1995. Pro forma gross profit as a percentage of sales increased to 41.1% in 1996 from 40.3% in actual 1995. The increased gross profit margin resulted principally from operational improvements and the depreciation of the Swiss franc against the Company's other principal trading currencies. See 'Effect of Currency on Results of Operations.'

     Selling, general and administrative expenses and research and development expenses for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 were $227.1 million and $69.2 million, respectively. Pro forma 1996 selling, general and administrative and research and development expenses totaled $302.7 million or $296.1 million excluding Safeline. This compares to $302.9 million in actual 1995. Pro forma selling, general and administrative expenses and research and development expenses as a percentage of net sales decreased to an aggregate of 34.0% in 1996 from 35.6% in actual 1995. The cost decreases resulted primarily from the currency effect of the depreciation of the Swiss franc against the Company's other major trading currencies and the Company's cost control efforts. These cost decreases were partially offset by non-recurring legal and advisory fees of $4.8 million.

     In connection with the Acquisition, the Company allocated, based upon independent valuations, $114.1 million of the purchase price to purchased research and development in process. Such amount was expensed immediately following the Acquisition.

     Interest expense for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996 was $13.9 million and $8.7 million, respectively. Pro forma interest expense increased to $30.0 million in 1996 from $18.2 million in actual 1995, principally due to a higher debt level as a result of the Acquisition and the Safeline Acquisition. Interest expense since the Acquisition and the Safeline Acquisition is materially different. See 'Liquidity and Capital Resources.'

     Other income, net for the period January 1, 1996 to October 14, 1996 of $1.3 million includes interest income of $3.4 million and severance and other exit costs of $1.9 million associated with the closing of its Westerville, Ohio facility. Other charges, net for the period October 15, 1996 to December 31, 1996 of $17.1 million principally represent (i) losses on foreign currency transactions of $8.3 million of which $5.7 million were incurred in connection with the Acquisition, (ii) employee severance benefits associated with the Company's general headcount reduction programs in Europe and North America of $4.6 million which were announced during such period, and (iii) the realignment of the analytical and precision balance business in Switzerland of $6.2 million which was internally announced in December 1996. In connection with such programs the Company reduced its workforce by approximately 170 employees in 1996 and intends to further reduce its workforce by approximately 70 employees in 1997. The Company anticipates that as a result of the foregoing it will achieve cost savings in the range of $8.3 million. Such cost savings consist primarily of lower employee salary and benefit costs and fixed manufacturing costs. In addition, at the time of the Acquisition, the Company estimated it would incur additional selling, general and administrative expenses of $1.3 million annually as a result of the Acquisition.

     Earnings before taxes and minority interest for the period from January 1, 1996 to October 14, 1996 was $25.2 million. Loss before taxes and minority interest for the period from October 15, 1996 to December 31, 1996 was $160.1 million. This loss includes non-recurring costs of $114.1 million for the allocation of purchase price to in-process research and development projects, $32.2 million for the revaluation of inventories to fair value, $9.9 million of other charges (an additional $1.9 million of other charges was incurred by the Predecessor Business in 1996) and $4.8 million for non-recurring legal and advisory fees. Pro forma earnings before taxes and minority interest would have been $12.5 million in 1996. Pro Forma Adjusted Operating Income would have been $67.9 million in 1996, or $58.0 million (excluding Safeline), compared to $39.5 million in actual 1995.


     Net earnings for the period from January 1, 1996 to October 14, 1996 were $14.5 million. The net loss for the period from October 15, 1996 to December 31, 1996 was $159.0 million. Pro forma net earnings of $5.0 million in 1996 compared to net earnings of $18.3 million in actual 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net sales were $850.4 million in 1995 compared to $769.1 million in 1994, an increase of 11%. Net sales in local currency increased 5%; the remaining 6% of the increase resulted from changes in currency exchange rates. In 1994 the Company discontinued certain items in its systems and laboratory measurement instruments product lines. Excluding the effect of these discontinued items, net sales in local currency would have increased 6%. Sales growth in local currency reflected steady growth across all major product lines in laboratory, industrial and food retailing markets as a result of favorable economic conditions and market share gains in selected geographic markets. Sales were helped by the expansion of the Company's line of titrators and the introduction of a family of standard industrial programmable terminals for weighing instruments.

     Net sales in Europe in local currency increased 7% in 1995 over 1994, consistent with the continuing recovery from the 1993 recession and market share gains in selected regions and product lines. Southern Europe contributed significantly to the increase. Net sales in the Americas in local currency decreased 1% in 1995 from 1994. Results in the Americas reflect reduced demand in the United States for laboratory instruments in the wake of consolidation in the pharmaceutical and chemical industries and unusually high demand for retail equipment in 1994 as a result of a new labeling law that caused food retailers to buy additional retail weighing and labeling equipment. Net sales in Asia and other markets in local currency increased 23% in 1995 over 1994, primarily as a result of continued economic growth and the Company's increased market share in selected markets. Sales were also helped by the recovery in China from the poor market conditions of 1994.

     Gross profit as a percentage of net sales increased slightly to 40.3% in 1995 from 40.0% in 1994. These results were achieved despite the appreciation of the Swiss franc against the Company's other principal trading currencies, which has the effect of increasing overall manufacturing costs due to the Company's significant manufacturing operations in Switzerland. Improved manufacturing productivity contributed to the increase, including the favorable effects of the Company's mid-1994 closure of its Cologne, Germany plant, partially offset by higher raw materials costs.

     Selling, general and administrative expenses and research and development expenses were relatively constant as a percentage of net sales. Cost increases resulting from the currency effect of the significant appreciation of the Swiss franc against the Company's other major trading currencies were offset by the Company's cost control efforts. Adjusted Operating Income for 1995 was $39.5 million in 1995 compared to $34.5 million for 1994.


     Interest expense rose to $18.2 million in 1995 from $13.3 million in 1994, an increase of 37%, principally due to higher interest rates from the conversion of a loan from Ciba from short term to long term. Interest expense since the Acquisition is materially different. See 'Liquidity and Capital Resources.' Other income, net increased to $9.3 million in 1995 from $7.7 million in 1994. The higher level of other income, net resulted principally from increased gain on foreign currency transactions.

     Earnings before taxes and minority interest were $27.8 million in 1995 compared to $22.5 million in 1994. Net earnings increased to $18.3 million in 1995 from $13.5 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Acquisition was financed principally through capital contributions of $190.0 million before related expenses from the Company, borrowings under the Credit Agreement of $307.0 million and the issuance of 9 3/4% Senior Subordinated Notes due 2006 of $135.0 million. The Safeline Acquisition was financed by pounds 47.3 million ($77.4 million at May 30, 1997) loaned under the Credit Agreement together with the issuance of pounds 13.7 million ($22.4 million at May 30, 1997) of seller loan notes which mature May 30, 1999.

     Prior to the Acquisition, the Company's cash and other liquidity was used principally to fund capital expenditures, working capital requirements, debt service and dividends to Ciba. Following the Acquisition and the Safeline Acquisition, the annual interest expense associated with the borrowings under the Credit Agreement and the Notes, as well as scheduled principal payments of term loans under the Credit Agreement, have significantly increased the Company's liquidity requirements.

     The Company's capital expenditures totaled $24.9 million in 1994, $25.9 million in 1995, $29.4 million (pro forma) in 1996 and $13.6 million (pro forma) for the nine months ended September 30, 1997. Capital expenditures are primarily for machinery, equipment and the purchase and expansion of facilities, including the purchase of land for, and construction of, the Company's Shanghai manufacturing facility. Capital expenditures for 1997, as a percentage of sales, are expected to remain relatively constant with historical expenditures. In connection with the transfer of the Japanese laboratory business from a former agent to a subsidiary of the Company, the Company agreed to make total payments of approximately SFr 8.0 million, of which only approximately SFr 1.0 million remains to be paid. See 'Business--Customers and Distribution.'

     The Credit Agreement provides for term loan borrowings in an aggregate principal amount of approximately $133.8 million, SFr 171.5 million and pounds
26.7 million that are scheduled to mature in 2002 and 2004, a Canadian revolver with availability of CDN $26.3 million (approximately CDN $20.9 million of which has been drawn as of September 30, 1997) which is scheduled to mature in 2002, and a multi-currency revolving credit facility with availability of $151.0 million (approximately $26.7 million of which has been drawn as of September 30, 1997), which is scheduled to mature in 2002. The Company had borrowed $312.6 million under the Credit Agreement as of September 30, 1997. Under the Credit Agreement, amounts outstanding under the loans amortize in quarterly installments. In addition, the Credit Agreement obligates the Company to make mandatory prepayments in certain circumstances with the proceeds of asset sales or issuance of capital stock or indebtedness and with certain excess cash flow. The Credit Agreement imposes certain restrictions on the Company and its subsidiaries, including restrictions on the ability to incur indebtedness, make investments, grant liens, sell financial assets and engage in certain other activities. The Company must also comply with certain financial covenants. The Credit Agreement is secured by certain assets of the Company. In connection with the Offerings, the Company is refinancing the Credit Agreement. See 'Description of Certain Indebtedness--New Credit Agreement.'

     In connection with the Company's refinancing on May 29, 1997 of its previous credit facility, the Company recorded an extraordinary item-debt extinguishment of $9.6 million, representing a one-time charge for the write-off of capitalized debt issuance fees and related expenses associated with the previous credit facility.

     The Notes will mature in 2006. The Notes may be required to be purchased by the Company upon a Change of Control (as defined) and in certain circumstances with the proceeds of asset sales. The Notes are subordinated to the indebtedness under the Credit Agreement. The Indenture governing the Notes imposes certain restrictions on the Company and its subsidiaries, including restrictions on the ability to incur indebtedness, make investments, grant liens and engage in certain other activities. See 'Description of Certain Indebtedness--Senior Subordinated Notes.' The Company has commenced a tender offer for all of the Notes, and all of the Notes have been irrevocably tendered. In connection with the tender offer, the Company has obtained the requisite consents to remove substantially all of the restrictive covenants and certain other provisions from the Indenture governing the Notes. See 'Description of Certain Indebtedness--Senior Subordinated Notes.'

     Under the Credit Agreement and the Indenture, Mettler-Toledo, Inc. is prohibited from paying dividends to Mettler-Toledo Holding Inc., subject to certain limited exceptions. Mettler-Toledo, Inc.'s obligations under the Credit Agreement and Notes are guaranteed by Mettler-Toledo Holding Inc.

     At September 30, 1997, approximately $128.5 million of the borrowings under the Credit Agreement and all of the borrowings under the Notes were denominated in U.S. dollars. The balance of the borrowings under the Credit Agreement and under local working capital facilities were denominated in certain of the Company's other principal trading currencies. At September 30, 1997, the Company had $222.1 million of other debt incurred by its various operating subsidiaries primarily denominated in various currencies. Changes in exchange rates between the currencies in which the Company generates cash flow and the currencies in which its borrowings are denominated will affect the Company's liquidity. See 'Effect of Currency on Results of Operations.'

     In connection with the Offerings, the Company intends to refinance the Credit Agreement by entering into the New Credit Agreement. The Company expects that it will have pro forma borrowings under the New Credit Agreement of $389.9 million (representing an increase of $77.3 million) as of September 30, 1997 and borrowings of $38.0 million under various other credit arrangements. Of the borrowings under the New Credit Agreement, $200.0 million will be term loans and the remainder will be outstanding under a revolving credit facility. The

Company's revolving credit facility commitment will increase from $170.0 million to $420.0 million under the New Credit Agreement, and this commitment includes a $100.0 million acquisition facility. Increased borrowings under the New Credit Agreement and the net proceeds from the Offerings will be used, together with the net proceeds from the Offerings, to repurchase the Notes and to pay related premiums and fees and expenses. See 'Use of Proceeds' and 'Capitalization.'

     The Company's cash provided by operating activities decreased from $57.9 million in the nine months ended September 30, 1996 to $30.3 million in the nine months ended September 30, 1997. The decline resulted principally from higher interest costs resulting from the Acquisition and the Safeline Acquisition.

     At September 30, 1997, consolidated
debt, net of cash, was $452.4 million.

     The Company continues to explore potential acquisitions to expand its product portfolio and improve its distribution capabilities. In connection with any acquisition, the Company may incur additional indebtedness.

     The Company currently believes that cash flow from operating activities, together with borrowings available under the New Credit Agreement and local working capital facilities, will be sufficient to fund currently anticipated working capital needs and capital spending requirements as well as debt service requirements for at least several years, but there can be no assurance that this will be the case.

EFFECT OF CURRENCY ON RESULTS OF OPERATIONS

     The Company's operations are conducted by subsidiaries in many countries, and the results of operations and the financial position of each of those subsidiaries is reported in the relevant foreign currency and then translated into U.S. dollars at the applicable foreign exchange rate for inclusion in the Company's consolidated financial statements. Accordingly, the results of operations of such subsidiaries as reported in U.S. dollars can vary significantly as a result of changes in currency exchange rates. Specifically, a strengthening of the U.S. dollar versus other currencies reduces net sales and earnings as translated into U.S. dollars, whereas a weakening of the U.S. dollar has the opposite effect.

     Swiss franc-denominated costs represent a much greater percentage of the Company's total expenses than Swiss franc-denominated sales represent of total sales. In general, an appreciation of the Swiss franc versus the Company's other major trading currencies, especially the principal European currencies, has a negative impact on the Company's results of operations and a depreciation of the Swiss franc versus the Company's other major trading currencies, especially the principal European currencies has a positive impact on the Company's results of operations. The effect of these changes generally offsets in part the effect the translation effect on earnings before interest and taxes of changes in exchange rate between the U.S. dollar and other currencies described in the preceding paragraph.

TAXES


     The Company is subject to taxation in many jurisdictions throughout the world. The Company's effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which the Company transfers funds between jurisdictions and income is repatriated, and future changes in law. Generally, the tax liability for each legal entity is determined either (i) on a non-consolidated basis or (ii) on a consolidated basis only with other entities incorporated in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated affiliated entities. As a result, the Company may pay income taxes in certain jurisdictions even though the Company on an overall basis incurs a net loss for the period.

ENVIRONMENTAL MATTERS

     The Company is subject to various environmental laws and regulations in the jurisdictions in which it operates. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations in both the United States and abroad. The Company does not currently anticipate any material capital expenditures for environmental control technology. Some risk of environmental liability is inherent in the Company's business, and there can be no assurance that material environmental costs will not arise in the future. However, the Company does not anticipate any material adverse effect on its results of operations or financial condition as a result of future costs of environmental compliance.

INFLATION

     Inflation can affect the costs of goods and services used by the Company. The competitive environment in which the Company operates limits somewhat the Company's ability to recover higher costs through increased selling prices. Moreover, there may be differences in inflation rates between countries in which the Company incurs the major portion of its costs and other countries in which the Company sells its products, which may limit the Company's ability to recover increased costs, if not offset by future increase of selling prices. The Company's growth strategy includes expansion in China, Latin America and Eastern Europe, which have experienced inflationary conditions. To date, inflationary conditions have not had a material effect on the Company's operating results. However, as the Company's presence in China, Latin America and Eastern Europe increases, these inflationary conditions could have a greater impact on the Company's operating results.

SEASONALITY

     The Company's business has historically experienced a slight amount of seasonal variation, with sales in the first fiscal quarter slightly lower than, and sales in the fourth fiscal quarter slightly higher than, sales in the second and third fiscal quarters. This trend has a somewhat greater effect on income from operations than on net sales due to the effect of fixed costs.


FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

     Prior to 1997, the Company entered into currency forward and option contracts primarily as a hedge against anticipated foreign currency exposures and not for speculative purposes. Such contracts, which are types of financial derivatives, limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market values as of each balance sheet date, with the resulting unrealized gains and losses being recognized in financial income or expense, as appropriate. At August 31, 1997, all remaining derivative instruments met the requirements of hedge accounting.

     During 1997, the Company has entered into certain interest rate swap and cap agreements. See Note 2 to the unaudited Interim Consolidated Financial Statements included herein.

NEW ACCOUNTING STANDARDS

     Beginning January 1, 1996 the Company adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 ('SFAS 121'), 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.' SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Adoption of SFAS 121 had no effect on the Company's financial statements.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ('SFAS 128'), 'Earnings per Share.' The Company does not expect SFAS 128 to have a material effect on its earnings per share.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus includes forward-looking statements that reflect the Company's current views with respect to future events and financial performance, including capital expenditures, planned product introductions, research and development expenditures, potential future growth, including potential penetration of developed markets and potential growth opportunities in emerging markets, potential future acquisitions, potential cost savings from planned employee reductions and restructuring programs, estimated proceeds from and timing of asset sales, planned operational changes and research and development efforts, strategic plans and future cash sources and requirements. These forward-looking statements are subject to certain risks and uncertainties, including those identified in 'Risk Factors,' which could cause actual results to differ materially from historical results or those anticipated. The words 'believe,' 'expect,' 'anticipate' and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    INDUSTRY

GENERAL

     The Company believes that in 1996 the global market for the Company's products and services was approximately $6.0 billion. Weighing instruments are among the most broadly used measuring devices, and their results are often used as the basis of commercial transactions. Analytical instruments are critical to the research and development and quality control efforts of end-users, while metal detection systems provide important quality and safety checks for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company's products are used in laboratories as an integral part of the research and quality control processes, in industry for various manufacturing processes such as quality control, materials preparation, filling, counting and dimensioning, and in food retailing for preparation, portioning and inventory control. Customers include pharmaceutical, biotechnology, chemicals, cosmetics, food and beverage, metals, electronics, logistics, transportation and food retailing businesses, as well as schools, universities and government standards laboratories. The Company does not manufacture or sell household weighing products, bulkweigh fillers or continuous weighing products, and those markets are not discussed herein.

     Weighing instruments often comprise a relatively small component of a customer's aggregate expenditures but perform important functions in quality control, process control and research and can improve productivity. As a result, the Company believes customers tend to emphasize accuracy, product reliability, technical innovation, service quality, reputation and past experience with a manufacturer's products when making their purchasing decisions for weighing and other precision instruments. Weighing equipment manufacturers also provide a significant amount of service and support to their customers, including repair, calibration, certification and preventive maintenance, which generate recurring revenues. The Company believes that customers often continue to purchase from their existing vendor due to the additional costs for training, spare parts, service and systems integration associated with switching to or adding other brands of weighing equipment to their operations. The market for weighing instruments, particularly those used in industrial and food retailing applications, has traditionally been fragmented both geographically and by type of application. Many manufacturers have a strong market position in their home countries but a much smaller presence in other markets. Similarly, manufacturers have tended to be focused on a particular application or group of applications.

     The Company believes that the developed markets (Europe, North America and Japan) that it serves have recently experienced modest growth rates in demand for weighing instruments. Laboratory market growth has been influenced by demand in the principal end-user industries and customer replacement of older products with new products designed to be integrated into an automated laboratory environment. In the industrial and food retailing market, growth has been driven by the increasing use of weighing applications in the control and regulation of manufacturing and logistics processes, customers' needs to upgrade to network-ready weighing equipment, and general growth in end-user industries.

Emerging markets, such as Asia (excluding Japan), have experienced higher growth rates than the overall market. Growth in these markets has come from the establishment and growth of industries requiring additional and more sophisticated weighing instruments and systems.

     End-users of laboratory analytical instruments require exceptionally high levels of performance and reliability due to the application of these instruments in critical steps of research and development and quality control. In addition, analytical instruments in most cases constitute a small percentage of customers' aggregate expenditures, are material to customers' development efforts and can have a significant impact on users' overall productivity. As a result, the Company believes reputation, technical leadership, service and proven results are critical to end-user decisions to choose an equipment supplier. In many cases, once a manufacturer's equipment is adopted in the laboratory and test methods are established using a particular instrument, the costs and/or risks of switching to a different manufacturer of instruments can be high. Customers are therefore reluctant to switch suppliers and are more likely to buy replacement products from the manufacturer of the initial system, which leads to stable customer relationships and a potential recurring revenue stream for the vendor. The Company believes that there are significant potential growth opportunities in its analytical instruments markets, including: growth in end-use markets such as pharmaceuticals, food and beverage, consumer products, environmental testing and chemicals; increased research and development spending in major customer segments such as the pharmaceutical and biotech industries; and increased customer emphasis on productivity and automation.

     The end-users of metal detection equipment are typically companies in the food processing, pharmaceutical, cosmetics, chemicals and other industries that must ensure that their products are free from contamination by metal particles. Selling product that is contaminated by metal can have severe consequences for these companies, resulting in potential litigation and product recalls. Consequently, the Company believes that purchasers of metal detectors value accuracy and stability of their detectors. The Company believes that there is also a high degree of brand loyalty from customers, as switching brands requires retraining line operators in the use of new equipment and altering quality assurance and calibration routines. The Company believes these characteristics lead to a high level of recurring and follow-on revenues from existing customers. The Company believes that in developed markets, demand for metal detectors is experiencing substantial growth as a result of both increasing consumer and regulatory focus on product safety. Furthermore, the Company believes exports of food products to industrialized nations from lesser developed countries will contribute to rapid growth in demand for metal detectors in emerging markets.

INDUSTRY TRENDS

     Over the last five years, the markets for the Company's precision instruments have experienced increasing customer demand for products with sophisticated data handling and storage capabilities that can be integrated into management information systems. In the laboratory market, weighing and analytical instruments are now capable of storing a large number of results, performing statistical analyses and transmitting results to computers and laboratory information management systems. Laboratory customers have also demanded instruments that improve research productivity by adding automation. For example, titrators have been increasingly paired with auto-samplers, which allow a technician to set up dozens of samples for testing automatically. The industrial and food retailing market has experienced a similar trend, as small groceries are replaced by supermarkets and hypermarkets. Retail counter-top scales (for the weighing of perishable goods) now include database and network functions. This enables the scale to download price information from the store's master price database and provide information on sales by article, which can be integrated into the store's inventory control system. The store's master ordering system is then able to calculate shrinkage and store inventory levels based on the weight of goods processed and automatically reorder perishable goods via electronic data interchange when inventory levels reach a pre-set reorder point. In manufacturing, weighing instruments also have become integrated into manufacturing plants' information systems as the primary means for the tracking and control of inventory. As they have become more integrated into the manufacturing process, weighing instruments also have been combined with dimensioning equipment as well as with multiple input/output devices: bar-code readers, printers and data-storage devices. Similarly, metal detection systems can be integrated with checkweighers to provide important safety and quality checks of consumer products and are linked to customers' management information systems to provide key process control data.

     Another trend in the weighing instruments market is regional and global harmonization of weighing and measurement standards. Weights and measures were historically regulated at the national level. As a result, products had to meet numerous different national regulatory requirements. More recently, certain European national requirements have been harmonized by the European Union, and many other national requirements have been harmonized by the Organisation Internationale de Metrologie Legale, which sets international weights and measures standards. Harmonization has facilitated the ability of multinational weighing instrument manufacturers to manufacture products that meet all relevant regulatory requirements and the development of broader-based markets for their product lines. In recent years, some governments have begun to privatize the inspection of weighing instruments used in commercial transactions. ISO-certified manufacturers of weighing instruments, such as Mettler-Toledo, whose after-sales service technicians already perform similar services for customers, are well situated to take over the inspection process from governments wishing to privatize this function.

     As laboratory and manufacturing requirements and standards become more widely adopted, the accuracy of weighing instruments, analytical instruments and metal detection systems and the ability to certify the accuracy of results become increasingly important to purchasers. For example, ISO 9001 standards and Good Laboratory Practices and Good Manufacturing Practices, which are voluntarily adopted by participating companies, require the development of compliance procedures that must be adhered to throughout the relevant laboratory or production process. These procedures include periodic calibration and certification of measurement instruments. Certified instruments must be utilized throughout the process, and each step in the process must be accurately recorded in accordance with specified procedures so that results can be accurately traced and reproduced. An example of this trend is the increasing adoption of ISO 9001 quality guidelines by food processors, which require all production processes to be properly monitored for contamination by metal and other foreign substances.

                                    BUSINESS

GENERAL

     Mettler-Toledo is a leading global supplier of precision instruments. The Company is the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. In addition, the Company holds one of the top three market positions in several related analytical instruments such as titrators, thermal analysis systems, pH meters, automatic lab reactors and electrodes. Through its recent acquisition of Safeline, the Company is also the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. The Company focuses on high value-added segments of its markets by providing innovative instruments, by integrating these instruments into application-specific solutions for customers, and by facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo services a worldwide customer base through its own sales and service organization and has a global manufacturing presence in Europe, the United States and Asia. The Company generated pro forma 1996 net sales of $889.6 million (giving effect to the Safeline Acquisition) which were derived 49% in Europe, 40% in North and South America and 11% in Asia and other markets.

HISTORY

     The Company traces its roots to the invention of the single-pan analytical balance by Dr. Erhard Mettler and the formation of Mettler Instruments AG ('Mettler') in 1945. During the 1970s and 1980s, Mettler expanded from laboratory balances into industrial and food retailing products, and it introduced the first fully electronic precision balance in 1973. The Toledo Scale Company ('Toledo Scale') was founded in 1901 and developed a leading market position in the industrial weighing market in the United States. During the 1970s, Toledo Scale expanded into the food retailing market. Following the 1989 acquisition of Toledo Scale by Mettler, the name of the Company was changed to Mettler-Toledo to reflect the combined strengths of the two companies and to capitalize on their historic reputations for quality and innovation. During the past 15 years, the Company has grown through other acquisitions that complemented the Company's existing geographic markets and products. In 1986, Mettler acquired the Ingold Group of companies, manufacturers of electrodes, and Garvens Kontrollwaagen AG, a maker of dynamic checkweighers. Toledo Scale acquired Hi-Speed Checkweigher Co., in 1981. In 1990, the Company acquired Ohaus Corporation, a manufacturer of laboratory balances.

     The Company was incorporated in December 1991, and was recapitalized in connection with the October 15, 1996 acquisition of the Mettler-Toledo Group from Ciba in a transaction sponsored by management and AEA Investors. See Note 1 to the Audited Consolidated Financial Statements included herein for further information with respect to the Acquisition. On May 30, 1997, the Company purchased Safeline, the world's leading supplier of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries.

MARKET LEADERSHIP

     The Company believes that it maintains a leading position in each of its markets. In the weighing instruments market, Mettler-Toledo is the only company to offer products for laboratory, industrial and food retailing applications throughout the world and believes that it holds a market share more than two times greater than that of its nearest competitor. The Company believes that in 1996 it had an approximate 40% market share of the global market for laboratory balances including the largest market share in each of Europe, the United States and Asia (excluding Japan), and the number two position in Japan. In the industrial and food retailing markets, the Company believes it has the largest market share in Europe and the United States. In Asia, Mettler-

Toledo has substantial, rapidly growing industrial and food retailing businesses supported by an established manufacturing presence in China. The Company also holds one of the top three global market positions in several analytical instruments such as titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. The Company recently enhanced its leading positions in precision instruments through the addition of Safeline's market leading metal detection products, which can be used in conjunction with the Company's checkweighing instruments for important quality and safety checks in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Mettler-Toledo attributes its worldwide market leadership positions to the following competitive strengths:

     Global Brand and Reputation. The Mettler-Toledo brand name is identified worldwide with accuracy, reliability and innovation. Customers value these characteristics because precision instruments, particularly weighing and analytical instruments, significantly impact customers' product quality, productivity, costs and regulatory compliance. Furthermore, precision instruments generally constitute a small percentage of customers' aggregate expenditures. As a result, the Company believes customers tend to emphasize accuracy, product reliability, technical innovation, service quality, reputation and past experience with a manufacturer's products when making their purchasing decisions for weighing and other precision instruments and experience high switching costs if they attempt to change vendors. A recent independent survey concluded that 'Mettler-Toledo' was one of the three most recognized brand names in the laboratory. The Company's brand name is so well recognized that laboratory balances are often generically referred to as 'Mettlers.' The strength of this brand name has allowed the Company to successfully extend its laboratory product line to include titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors.

     Technological Innovation. Mettler-Toledo has a long and successful track record of innovation, as demonstrated by the invention of the single-pan analytical balance in 1945 and the introduction of the first fully electronic precision balance in 1973. The Company has continued to be at the forefront of technology with recent innovations in both weighing and related instrumentation, including its new digital load cell, its ID 20 terminal (the first personal computer interface to be certified by weights and measures regulators), its Brickstone weighing sensor technology, its GOBI moisture determination instrument, a new automatic lab reactor, the Zero Metal-Free Zone metal detector and its new PILAR (Parallel Infrared Laser Array) dimensioning equipment. As with many of the Company's recent innovations, the Company's new Brickstone weighing sensor technology provides greater accuracy while also significantly reducing manufacturing costs and the time and expense of design changes by reducing from approximately 100 to approximately 50 the number of parts in the sensor. The Company believes it is the global leader in its industry in providing innovative instruments, in integrating its instruments into application-specific solutions for customers, and in facilitating the processing of data gathered by its instruments and the transfer of this data to customers' management information systems. Mettler-Toledo's technological innovation efforts benefit from the Company's manufacturing expertise in sensor technology, precision machining and electronics, as well as its strength in software development.

     Comprehensive, High Quality Product Range. Mettler-Toledo manufactures a more comprehensive range of weighing instruments than any of its competitors. The Company's broad product line addresses a wide range of weighing applications across and within many industries and regions. Furthermore, the Company's analytical instruments and metal detection systems complement its weighing products, enabling the Company to offer integrated solutions. The Company manufactures its products in its modern manufacturing facilities, most of which are ISO 9001 certified. Mettler-Toledo's broad range of high quality products and the ability to provide integrated solutions allows the Company to leverage its sales and service organization, product development activities and manufacturing and distribution capabilities.

     Global Sales and Service. The Company has the only global sales and service organization among weighing instruments manufacturers. At September 30, 1997, this organization consisted of approximately 3,000 employees organized into locally-based, customer-focused groups that provide prompt service and support to the Company's customers and distributors in virtually all major markets around the world. The local focus of the Company's sales and service organization enables the Company to provide timely, responsive support to customers worldwide and provides feedback for manufacturing and product development. This global infrastructure also allows the Company to capitalize on growth opportunities in emerging markets.

     Largest Installed Base. The Company believes that it has the largest installed base of weighing instruments in the world. From this installed base, the Company obtains service contracts which provide a strong, stable source of recurring service revenue. Service revenue represented approximately 17% of net sales in 1996, of which approximately 8% is derived from service contracts and repairs with the remainder derived from the sale of spare parts. The Company believes that its installed base of weighing instruments represents a competitive advantage with respect to repeat purchases and purchases of related analytical instruments and metal detection systems, because customers tend to remain with an existing supplier that can provide accurate and reliable products and related services. In addition, switching to a new instrument supplier entails additional costs to the customer for training, spare parts, service and systems integration requirements. Close relationships and frequent contact with its broad customer base also provide the Company with sales leads and new product and application ideas.

     Geographical, Product and Customer Diversification. The Company's revenue base is diversified by geographic region, product range and customer. The Company's broad range of product offerings is utilized in many different industries, including, among others, chemicals, pharmaceuticals, food processing, food retailing and transportation. The Company supplies customers in over 100 countries, and no one customer accounted for more than 2% of 1996 net sales. The Company's diverse revenue base reduces its exposure to regional or industry-specific economic conditions, and its presence in many different geographic markets, product markets and industries enhances its attractiveness as a supplier to multinational customers.

GROWTH STRATEGY

     Prior to its acquisition on October 15, 1996 in a transaction sponsored by management and AEA Investors, Mettler-Toledo operated as a division of Ciba. In connection with the Acquisition, Mettler-Toledo began implementing a strategy to enhance its position as global market leader by accelerating new product introductions, capitalizing on market opportunities, focusing on expansion in emerging markets, pursuing selected acquisitions and reengineering its operations in order to reduce its overall cost structure. These initiatives have contributed to an improvement in Adjusted Operating Income from $37.0 million (5.9% of net sales) for the nine months ended September 30, 1996 to $52.6 million (8.3% of net sales) for the nine months ended September 30, 1997, an increase of 42%.

     New Product Introductions. The Company intends to continue to invest in product innovation in order to provide technologically advanced products to its customers for existing and new applications. Over the last three calendar years, the Company invested approximately $170.0 million in research and development and customer engineering, which has resulted in a pipeline of innovative and new products, significant reductions in product costs and reduced time to market for new products. Examples of new product introductions planned for the remainder of 1997 and 1998 include: industrial and retail products that apply open-system architecture, a higher performance titrator, a higher performance modular thermal analysis system and new density and refractometry measurement technology. In addition, the Company is also focused on innovations that reduce manufacturing costs. For example, the Company is extending the utilization of its high-accuracy, low-cost Brickstone weighing sensor technology through much of its weighing instrument product line. The Company attributes a significant portion of its recent margin improvement to its research and development efforts.

     Capitalize on Market Opportunities. Mettler-Toledo believes it is well positioned to capitalize on potential market opportunities including: (i) the integration of weighing instruments into data management software systems to automate processes and/or improve process control; (ii) the development of integrated solutions that combine weighing instruments and related technologies directly into manufacturing processes; (iii) the harmonization of national weighing standards among countries, particularly in the European Union; and (iv) the standardization of manufacturing and laboratory practices through programs such as ISO 9001, Good Laboratory Practices and Good Manufacturing Practices. The Company believes that these trends, together with the Company's brand name, global presence and the pipeline of planned new products, will allow it to increase its penetration of developed markets such as Europe, the United States and Japan.

     Further Expansion in Emerging Markets. The Company believes that global recognition of the Mettler-Toledo brand name and the Company's global sales, service and manufacturing capabilities position it to take advantage of continued growth opportunities in emerging markets. These growth opportunities have been driven by economic development and global manufacturers' utilization of additional and more sophisticated weighing instruments as they shift production to these markets. The primary focus to date of the Company's emerging market expansion has been in Asia. In Asia (excluding Japan), the Company is the market leader in laboratory weighing instruments and has substantial and rapidly growing industrial and food retailing businesses. The Company maintains two profitable operations in China: first, a 60% owned joint venture which manufactures and sells industrial and food retailing products and, second, a wholly owned facility which manufactures and distributes laboratory products. Both of these operations serve the domestic and export markets. Recently, the Company has opened direct marketing organizations in Taiwan, Korea, Hong Kong, Thailand and Malaysia. The Company is also expanding its sales and service presence in Latin America and other emerging markets. The Company believes that its brand name, its global marketing and manufacturing infrastructure and its already substantial sales in Asia and Latin America position it to take advantage of further growth opportunities in emerging markets.

     Pursue Selected Acquisition Opportunities. Mettler-Toledo plans to actively pursue additional complementary product lines and distribution channels. In the laboratory market, the Company intends to leverage its existing laboratory distribution system through the acquisition of complementary product lines and the development of integrated laboratory solutions. In the industrial and food retailing markets, the Company plans to pursue the acquisition of related products and technologies that allow for the integration of weighing with other customer operations and information systems. The Company began implementing this strategy through the May 1997 acquisition of Safeline, which had calendar year 1996 revenues of $40.4 million and is the world's leading supplier of metal detection systems for companies that produce and package goods in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Safeline's metal detection systems enable the Company to offer integrated solutions for quality control and data management to these industries. The Company believes that by taking advantage of its brand name and global sales and service organization it can expand the distribution of acquired product lines and operate acquired businesses more effectively.

     Reengineering and Cost Reductions.  The Company's recent increase in profitability has been achieved in part through: (i) focusing research and development efforts on product cost reductions; (ii) achieving greater flexibility in, and a targeted reduction of, the Company's workforce, including a reduction of approximately 170 personnel in 1996; (iii) consolidating manufacturing facilities, including the closure of the Westerville, Ohio facility; and (iv) moving production to lower-cost manufacturing facilities. The Company has also started implementing a number of additional operational changes such as the restructuring of its ordering process, product delivery and parts inventory management in Europe, the consolidation of worldwide precision balance manufacturing, the realignment of industrial product manufacturing in Europe and the consolidation of the Company's North American laboratory, industrial and food retailing businesses into a single marketing organization. The Company believes that these new initiatives, as well as its continuing efforts to reduce product costs through research and development and the move of production to lower-cost manufacturing facilities, will place the Company in a position to build on its recent improvement in profitability. Furthermore, the Company believes that it can leverage its existing infrastructure, particularly the recent investments made in Asia, to obtain continued sales growth without significant additions to its overall cost base.

PRODUCTS

  Laboratory

     The Company manufactures and markets a complete range of laboratory balances, as well as other selected laboratory measurement instruments, such as titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors, for laboratory applications in research and development, quality assurance, production and education. Laboratory products accounted for approximately 40% of the Company's net sales in 1996 (including revenues from related after-sale service). The Company believes that it has an approximate 40% share of the global market for laboratory balances and is among the top three producers worldwide of titrators, thermal analysis systems, electrodes, pH meters and automatic lab reactors. The Company believes it has the leading market share for laboratory balances in each of Europe, the United States and Asia (excluding Japan) and the number two position in Japan.

     Balances. The balance is the most common piece of equipment in the laboratory. The Company believes that it sells the highest performance laboratory balances available on the market, with weighing ranges up to 32 kilograms and down to one ten-millionth of a gram. The Mettler-Toledo name is identified worldwide with accuracy, reliability and innovation. A recent independent survey concluded that 'Mettler-Toledo' was one of the three most recognized names in the laboratory. The Company's brand name is so well recognized that laboratory balances are often generically referred to as 'Mettlers.' This reputation, in management's judgment, constitutes one of the Company's principal competitive strengths.

     In order to cover a wide range of customer needs and price points, Mettler-Toledo markets precision balances, semimicrobalances, microbalances and ultramicrobalances in three principal product tiers offering different levels of functionality. High-end balances provide maximum automation of calibration, application support and additional functions. Mid-level balances provide a more limited but still extensive set of automated features and software applications, while basic level balances provide simple operations and a limited feature set. The Company also manufactures mass comparators, which are used by weights and measures regulators as well as laboratories to ensure the accuracy of reference weights. Due to the wide range of functions and features offered by the Company's products, prices vary significantly. A typical mid-range precision balance is priced at approximately $2,500 and a typical microbalance is priced at approximately $14,000.

     The Company regularly introduces new features and updated models in its lines of balances. For example, the Company's DeltaRange models permit weighing of light and heavy samples on the same balance without the need for difficult adjustments, a function particularly useful in dispensing and formula weighing. High-end balances are equipped with fully automatic calibration technology. These balances are carefully calibrated many times in controlled environments, with the results of the calibrations incorporated into built-in software, so that adjustments to ambient temperature and humidity can automatically be made at any time. The Company also offers universal interfaces that offer simultaneous connection of up to five peripheral devices. The customer can then interface one balance with, for example, a computer for further processing of weighing data, a printer for automatically printing results and a bar-code reader for sample identification.

     In addition to Mettler-Toledo branded products, the Company also manufactures and sells balances under the brand name 'Ohaus.' Ohaus branded products include mechanical balances and electronic balances for the educational market and other markets in which customers are interested in lower cost, a more limited set of features and less comprehensive support and service.

     Titrators. Titrators measure the chemical composition of samples. The Company's high-end titrators are multi-tasking models, which can perform two determinations simultaneously. They permit high sample throughputs and have extensive expansion capability and flexibility in calculations, functions and parameters. Lower-range models permit common determinations to be stored in a database for frequent use. Titrators are used heavily in the food and beverage industry. A typical titrator is priced at approximately $12,000.

     Thermal Analysis Systems. Thermal analysis systems measure different properties, such as weight, dimension and energy flow, at varying temperatures. The Company's thermal analysis products include full computer integration and a significant amount of proprietary software. Thermal analysis systems are used primarily in the plastics and polymer industries. A typical thermal analysis system is priced at approximately $50,000.

     pH Meters. A pH meter measures acidity in a laboratory sample and is the second most widely used measurement instrument in the laboratory, after the balance. The Company manufactures desktop models and portable models. Desktop models are microprocessor-based instruments, offering a wide range of features and self-diagnostic functions. Portable models are waterproof, ultrasonically welded and ergonomically designed, and permit later downloading of data to a computer or printer using an interface kit and custom software. pH meters are used in a wide range of industries. A typical pH meter is priced at approximately $1,200.

     Automatic Lab Reactors and Reaction Calorimeters. Automatic lab reactors and reaction calorimeters are used to simulate an entire chemical manufacturing process in the laboratory before proceeding to production, in order to ensure the safety and feasibility of the process. The Company's products are fully computer-integrated, with a significant software component, and offer wide flexibility in the structuring of experimental processes. Automatic lab reactors and reaction calorimeters are typically used in the chemical and pharmaceutical industries. A typical lab reactor is priced at approximately $140,000.

     Electrodes. The Company manufactures electrodes for use in a variety of laboratory instruments and in-line process applications. Laboratory electrodes are consumable goods used in pH meters and titrators, which may be replaced many times during the life of the instrument. In-line process electrodes are used to monitor production processes, for example, in the beverage industry. A typical in-line process electrode is priced at approximately $160.

     Other Instruments. The Company sells density and refractometry instruments, which measure chemical concentrations in solutions. These instruments are sourced through a marketing joint venture with a third-party manufacturer, but are sold under the Mettler-Toledo brand name. In addition, the Company manufactures and sells moisture analyzers, which precisely determine the moisture content of a sample by utilizing an infrared dryer to evaporate moisture.

  Industrial and Food Retailing

     Weighing instruments are among the most broadly used measurement devices in industry and food retailing. The Company's industrial and food retailing weighing and related products include bench and floor scales for standard industrial applications, truck and railcar scales for heavy industrial applications, checkweighers (which determine the weight of goods in motion), metal detectors, dimensioning equipment and scales for use in food retailing establishments, and specialized software systems for industrial and perishable goods management processes. Increasingly, many of the Company's industrial and food retailing products can integrate weighing data into process controls and information systems. The Company's industrial and food retailing products are also sold to original equipment manufacturers ('OEMs'), which incorporate the Company's products into larger process solutions and comprehensive food retailing checkout systems. At the same time, the Company's products themselves include significant software content and additional functions including networking, printing and labeling capabilities and the incorporation of other measuring technologies such as dimensioning. The Company works with customer segments to create specific solutions to their weighing needs. The Company has also recently worked closely with the leading manufacturer of postal meters to develop a new generation of postal metering systems.

     Industrial and food retailing products accounted for approximately 60% of the Company's net sales in 1996 (including revenues from related after-sale service). The Company believes that it has the largest market share in the industrial and food retailing market in each of Europe and the United States. In Asia, the Company has a substantial, rapidly growing industrial and food retailing business supported by an established manufacturing presence in China. The Company believes that it is the only company with a true global presence across industrial and food retailing weighing applications.

     Standard Industrial Products. The Company offers a complete line of standard industrial scales, such as bench scales and floor scales, for weighing loads from a few grams to loads of several thousand kilograms in applications ranging from measuring materials in chemical production to weighing mail and packages. Product lines include the 'Spider' range of scales, often used in receiving and shipping departments in counting applications; 'TrimWeigh' scales, which determine whether an item falls within a specified weight range, and are used primarily in the food industry; 'Mentor SC' scales, for counting parts; and precision scales for formulating and mixing ingredients. The Company's 'MultiRange' products include standardized software which uses the weight data obtained to calculate other parameters, such as price or number of pieces. The modular design of these products facilitates the integration of the Company's weighing equipment into a computer system performing other functions, like inventory control or batch management. Prices vary significantly with the size and functions of the scale, generally ranging from $1,000 to $20,000.

     Heavy Industrial Products. The Company's primary heavy industrial products are scales for weighing trucks or railcars (i.e., weighing bulk goods as they enter a factory or at a toll station). The Company's truck scales, such as the 'DigiTol TRUCKMATE,' generally have digital load cells, which offer significant advantages in serviceability over analog load cells. Heavy industrial scales are capable of measuring weights up to 500 tons and permit accurate weighing under extreme environmental conditions. The Company also offers advanced computer software that can be used with its heavy industrial scales to permit a broad range of applications. Truck scales prices generally range from $20,000 to $50,000.

     Dynamic Checkweighing. The Company offers solutions to checkweighing requirements in the food processing, pharmaceutical, chemicals and cosmetic industries, where accurate filling of packages is required, and in the transportation and package delivery industries, where tariffs are levied based on weight. Customizable software applications utilize the information generated by checkweighing hardware to find production flaws, packaging and labeling errors and nonuniform products, as well as to sort rejects and record the results. Mettler-Toledo checkweighing equipment can accurately determine weight in dynamic applications at speeds of up to several hundred units per minute. Checkweighers generally range in price from $8,000 to $40,000.

     Metal Detection Systems. Metal detection systems control the removal of product that is identified as contaminated by metal during the manufacturing process in the food processing, pharmaceutical, cosmetics, chemicals and other industries. Metal detectors therefore provide manufacturers with vital protection against metal contamination arising from their own production processes or from use of contaminated raw materials. Metal detectors are most commonly utilized in conjunction with checkweighers as components of integrated packaging lines in the food processing, pharmaceutical and other industries.

Prices for metal detection systems generally range from $5,000 to $20,000.

     Dimensioning Equipment. The Company recently introduced automated dimensioning equipment that is utilized in the shipping industry to measure package volumes. These products employ a patented Parallel Infrared Laser Array ('PILAR') technology and are integrated with industrial scales to combine volume-based and weight-based tariff calculations. Prices for integrated dimensioning/weighing systems range from $5,000 to $20,000.

     Food Retailing Products. Supermarkets, hypermarkets and other food retail establishments make use of multiple weighing applications for the handling of perishable goods from backroom to checkout counter. For example, perishable goods are weighed on arrival to determine payment to suppliers and some of these goods are repackaged, priced and labeled for sale to customers. Other goods are kept loose and selected by customers and either weighed at the produce or delicatessen counter or at the checkout counter.

     The Company offers stand-alone scales for basic counter weighing and pricing, price finding, and printing. In addition, the Company offers network scales and software, which can integrate backroom, counter, self-service and checkout functions, and can incorporate weighing data into a supermarket's overall perishable goods management system. Backroom products include dynamic weighing products, labeling and wrapping machines, perishable goods management and data processing systems. In some countries in Europe, the Company also sells slicing and mincing equipment. Prices for food retailing scales generally range from $800 to $5,000, but are often sold as part of comprehensive weighing solutions.

     Systems. The Company's systems business consists of software applications for drum filling in the food and chemical industries and batching systems in the glass industry. The software systems control or modify the manufacturing process.

CUSTOMERS AND DISTRIBUTION

     The Company's business is geographically diversified, with pro forma 1996 net sales (giving effect to the Safeline Acquisition) derived 49% in Europe, 40% in North and South America and 11% in Asia and other markets. The Company's customer base is also diversified by industry and by individual customer. The Company's largest single customer accounted for no more than 2% of 1996 net sales.

  Laboratory

     Principal customers for laboratory products include chemical, pharmaceutical and cosmetics manufacturers; food and beverage makers; the metals, electronics, plastics, transportation, packaging, logistics and rubber industries; the jewelry and precious metals trade; educational institutions; and government standards labs. Balances and pH meters are the most widely used laboratory measurement instruments and are found in virtually every laboratory across a wide range of industries. Other products have more specialized uses.

     The Company's laboratory products are sold in more than 100 countries through a worldwide distribution network. The Company's extensive direct distribution network and its dealer support activities enable the Company to maintain a significant degree of control over the distribution of its products. In markets where there are strong laboratory distributors, such as the United States, the Company uses them as the primary marketing channel for lower- and mid-price point products. This strategy allows the Company to leverage the strength of both the Mettler-Toledo brand and the laboratory distributors' market position into sales of other laboratory measurement instruments. The Company provides its distributors with a significant amount of technical and sales support. High-end products are handled by the Company's own sales force. There has been recent consolidation among distributors in the United States market. While this consolidation could adversely affect the Company's U.S. distribution, the Company believes its leadership position in the market gives it a competitive advantage when dealing with its U.S. distributors. Asian distribution is primarily through distributors, while European distribution is primarily through direct sales. European and Asian distributors are generally fragmented on a country-by-country basis. The Company negotiated a transfer of the laboratory business in Japan from its former agent to a subsidiary of the Company effective January 1, 1997. In addition, the Company began to distribute laboratory products directly in certain other Asian countries.

     Ohaus branded products are generally positioned in alternative distribution channels to those of Mettler-Toledo branded products. In this way, the Company is able to fill a greater number of distribution channels and increase penetration of its existing markets. Since the acquisition of Ohaus in 1990, the Company has expanded the Ohaus brand beyond its historical U.S. focus. Ohaus branded products are sold exclusively through distributors.

  Industrial and Food Retailing

     Customers for Mettler-Toledo industrial products include chemical companies (e.g., formulating, filling and bagging applications), food companies (e.g., packaging and filling applications), electronics and metal processing companies (e.g., piece counting and logistical applications), pharmaceutical companies (e.g., formulating and filling applications), transportation companies (e.g., sorting, dimensioning and vehicle weighing applications) and auto body paint shops, which mix paint colors based on weight. The Company's products for these industries share weighing technology, and often minor modifications of existing products can make them useful for applications in a variety of industrial processes. The Company also sells to OEMs which integrate the Company's modules into larger process control applications, or comprehensive packaging lines. OEM applications often include software content and technical support, as the Company's modules must communicate with a wide variety of other process modules and data management functions. The Company's products are also purchased by engineering firms, systems integrators and vertical application software companies.

     Customers for metal detection systems are typically food processing, pharmaceutical, cosmetics and chemicals manufacturers who must ensure that their products are free from contamination by metal particles. Selling product that is contaminated by metal can have severe consequences for these companies, resulting in potential litigation and product recalls. Metal detection systems are most commonly utilized in conjunction with checkweighers as components of integrated packaging lines as important safety checks before food and other products are delivered to customers. Other applications of metal detection systems include pipeline detectors for dairy and other liquids, gravity fall systems for grains and sugar and throat detection systems for raw material monitoring.

     Customers for food retailing products include supermarkets, hypermarkets and smaller food retailing establishments. The North American and European markets include many large supermarket chains. In most of the Company's markets, food retailing continues to shift to supermarkets and hypermarkets from 'mom and pop' grocery stores. While supermarkets and hypermarkets generally buy less equipment per customer, they tend to buy more advanced products that require more electronic and software content. In emerging markets, however, the highest growth is in basic scales. As with industrial products, the Company also sells food retailing products to OEMs for inclusion in more comprehensive checkout systems. For example, the Company's checkout scales are incorporated into scanner-scales, which can both weigh perishable goods and also read bar codes on other items. Scanner-scales are in turn integrated with cash registers to form a comprehensive checkout system.

     The Company's industrial products are sold in more than 100 countries and its food retailing products in 20 countries. In the industrial and food retailing markets, the Company distributes directly to customers (including
OEMs) and through distributors. In the United States, direct sales slightly exceed distributor sales. Distributors are highly fragmented in the U.S. In Europe, direct sales predominate, with distributors used in certain cases. As in its laboratory distribution, the Company provides significant support to its distributors.

SALES AND SERVICE

  Market Organizations

     The Company has over 30 geographically-focused market organizations ('MOs') around the world that are responsible for all aspects of the Company's sales and service. The MOs are local marketing and service organizations designed to maintain close relationships with the Company's customer base. Each MO has the flexibility to adapt its marketing and service efforts to account for different cultural and economic conditions.

MOs also work closely with the Company's producing organizations (described below) by providing feedback on manufacturing and product development initiatives and relaying innovative product and application ideas.

     The Company has the only global sales and service organization among weighing instruments manufacturers. At September 30, 1997, this organization consisted of approximately 3,000 employees in sales, marketing and customer service (including related administration) and after-sales technical service. This field organization has the capability to provide service and support to the Company's customers and distributors in virtually all major markets across the globe. Sales managers and representatives interact across product lines and markets in order to serve customers that have a wide range of weighing needs, such as pharmaceutical companies that purchase both laboratory and industrial products. The Company classifies customers according to their potential for sales and the appropriate distribution channel is selected to service the customer as efficiently as possible. Larger accounts tend to have dedicated sales representatives. Other representatives are specialized by product line. Sales representatives call directly on end-users either alone or, in regions where sales are made through distributors, jointly with distributors. The Company utilizes a variety of advertising media, including trade journals, catalogs, exhibitions and trade shows. The Company also sponsors seminars, product demonstrations and customer training programs. An extensive database on markets helps the Company to gauge growth opportunities, target its message to appropriate customer groups and monitor competitive developments.

  After-Sales Service

     The Company employs service technicians who provide contract and repair services in all countries in which the Company's products are sold. Service (representing service contracts, repairs and replacement parts) accounted for approximately 17% of the Company's total net sales in 1996 (service revenue is included in the laboratory and industrial and food retailing sales percentages given above). Management believes that service is a key part of its product offering and helps significantly in generating repeat sales. Moreover, the Company believes that it has the largest installed base of weighing instruments in the world. The close relationships and frequent contact with its large customer base provide the Company with sales opportunities and innovative product and application ideas. A global service network also is an important factor in the ability to expand in emerging markets. Widespread adoption of quality laboratory and manufacturing standards and the privatization of weights and measures certification represent favorable trends for the Company's service business, as they tend to increase demand for on-site calibration services.

     The Company's service contracts provide for repair services within various guaranteed response times, depending on the level of service selected. Many contracts also include periodic calibration and testing. Contracts are generally one year in length, but may be longer. The Company's own employees directly provide all service on the Company's products. If the service contract also includes products of other manufacturers, the Company will generally perform calibration, testing and basic repairs directly, and contract out more significant repair work. As application software becomes more complex, the Company's service efforts increasingly include installation and customer training programs as well as product service.

     Warranties on Mettler-Toledo products are generally one year. Based on past experience, the Company believes its reserves for warranty claims are adequate.

RESEARCH AND DEVELOPMENT; MANUFACTURING

  Producing Organizations

     The Company is organized into a number of producing organizations ('POs'), which are specialized centers responsible for product development, research and manufacturing. At September 30, 1997, POs included approximately 3,800 employees worldwide, and consisted of product development teams whose members are from marketing, development, research, manufacturing, engineering and purchasing. POs also often seek customer input to ensure that the products developed are tailored to market needs. The Company has organized POs in order to reduce product development time, improve its customer focus, reduce costs and maintain technological leadership. The POs work together to share ideas and best practices. Some employees are in both MOs and POs. The Company is currently implementing a number of projects that it believes will result in increased productivity and lower costs. For example, the Company is restructuring the order and product delivery process in Europe to enable the Company to deliver many of its products to its customers directly from the manufacturing facility within several days, which minimizes the need to store products in decentralized warehouses. In addition, the Company is centralizing its European spare parts inventory management system.

  Research and Product Development

     The Company closely integrates research and development with marketing, manufacturing and product engineering. The Company has nearly 600 professionals in research and development and product engineering. The Company's principal product development activities involve applications improvements to provide enhanced customer solutions, systems integration and product cost reduction. However, the Company also actively conducts research in basic weighing technologies. As part of its research and development activities, the Company has frequent contact with university experts, industry professionals and the governmental agencies responsible for weights and measures, analytical instruments and metal detectors. In addition, the Company's in-house development is complemented by technology and product development alliances with customers and OEMs.

     A recent example of innovation at the Company is the Brickstone weighing sensor technology, which eliminates many of the complex mechanical linkages in a weighing sensor and reduces the number of parts in the sensor from approximately 100 to approximately 50. The Brickstone sensor permits more accurate weighing, lower manufacturing costs and cheaper and faster design changes. Brickstone technology has been incorporated into certain of the Company's products, and the Company is extending the utilization of its Brickstone technology through much of its weighing instrument product lines.

     The Company has been spending an increasing proportion of its research and development budget on software development. Software development for weighing applications includes application-specific software, as well as software utilized in sensor mechanisms, displays, and other common components, which can be leveraged across the Company's broad product lines.

     The Company spent $50.0 million on research and development in 1996 (excluding research and development purchased in connection with the Acquisition), $54.5 million in 1995 and $48.0 million in 1994, which the Company believes was more than any of its competitors. Including costs associated with customer-specific engineering projects, which are included in cost of sales for financial reporting purposes, the Company spent approximately 6.6% of net sales on research and development in 1996. Application-specific projects include the Company's recently developed thermal analysis system, memory cards used in titrators to perform industry-specific processes, and software for use in truck scales.

  Manufacturing

     The Company's manufacturing strategy is to produce directly those components that require its specific technical competence, or for which dependable, high-quality suppliers cannot be found. The Company contracts out the manufacture of its other component requirements. Consequently, much of the Company's manufacturing capability consists of assembly of components sourced from others. The Company utilizes a wide range of suppliers and it believes its supply arrangements to be adequate. From time to time the Company relies on one supplier for all of its requirements of a particular component, but in such cases the Company believes adequate alternative sources would be available if necessary. Supply arrangements for electronics are generally made globally. For mechanical components, the Company generally uses local sources to optimize materials flow.

     The Company's manufacturing operations emphasize product quality. Most of its products require very strict tolerances and exact specifications. The Company utilizes an extensive quality control system that is integrated into each step of the manufacturing process. This integration permits field service technicians to trace important information about the manufacture of a particular unit, which facilitates repair efforts and permits fine-tuning of the manufacturing process. Many of the Company's measuring instruments are subjected to an extensive calibration process that allows the software in the unit to automatically adjust for the impact of temperature and humidity.

     The Company has seven manufacturing plants in the U.S., four in Switzerland, two in Germany, one in the U.K. and two in China, of which one is a joint venture in which the Company owns a 60% interest and the other, the Shanghai facility, was completed and commenced production of laboratory products at the end of 1996. Laboratory products are produced mainly in Switzerland and to a lesser extent in the United States and China, while industrial and food retailing products are produced in all five countries. The Company's metal detectors are produced in the U.K. The Company has manufacturing expertise in sensor technology, precision machining and electronics, as well as strength in software development. Furthermore, most of the Company's manufacturing facilities have achieved ISO 9001 certification. The Company believes its manufacturing capacity is sufficient to meet its present and currently anticipated needs.

  Backlog

     Manufacturing turnaround time is generally sufficiently short so as to permit the Company to manufacture to fill orders for most of its products, which helps to limit inventory costs. Backlog is therefore generally a function of requested customer delivery dates and is typically no longer than one to two months.


EMPLOYEES

     As of September 30, 1997, the Company had approximately 6,800 employees throughout the world, including more than 3,500 in Europe, more than 2,500 in North and South America, and more than 700 in Asia and other countries. Management believes that its relations with employees are good. The Company has not suffered any material employee work stoppage or strike in its worldwide operations during the last five years. Labor unions do not represent a meaningful number of the Company's employees.

     In certain of its facilities, the Company has instituted a flexible workforce environment, in which hours vary depending on the quantity of workload. The Company believes that this flexible working environment enhances employees' involvement, thus increasing productivity, and improves efficient payroll management by permitting the Company to adjust staffing to match workload to a greater degree without changing the size of the overall workforce.

INTELLECTUAL PROPERTY

     The Company holds more than 1,100 patents and trademarks, primarily in the United States, Switzerland, Germany and Japan and, to a lesser extent, in China. The Company's products generally incorporate a wide variety of technological innovations, many of which are protected by patents and many of which are not. Moreover, products are generally not protected as a whole by individual patents. Accordingly, no one patent or group of related patents is material to the Company's business. The Company also has numerous trademarks and considers the Mettler-Toledo name and logo to be material to its business. The Company regularly protects against infringement of its intellectual property.

REGULATION

     The Company's products are subject to regulatory standards and approvals by weights and measures regulatory authorities in the countries in which it sells its products. Weights and measures regulation has been harmonized across the European Union. The Company's food processing and food retailing products are subject to regulation and approvals by relevant governmental agencies, such as the United States Food and Drug Administration. Products used in hazardous environments may also be subject to special requirements. All of the Company's electrical components are subject to electrical safety standards. The Company believes that it is in compliance in all material respects with applicable regulations.

ENVIRONMENTAL MATTERS

     The Company is subject to various environmental laws and regulations in the jurisdictions in which it operates, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. The Company wholly or partly owns, leases or holds a direct or indirect equity interest in a number of properties and manufacturing facilities around the world, including the United States, Europe, Canada, Mexico, Brazil, Australia and China. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations in both the United States and abroad.

     The Company is currently involved in, or has potential liability with respect to, the remediation of past contamination in certain of its presently and formerly owned and leased facilities in both the United States and abroad. In addition, certain of the Company's present and former facilities have or had been in operation for many decades and, over such time, some of these facilities may have used substances or generated and disposed of wastes which are or may be considered hazardous. It is possible that such sites, as well as disposal sites owned by third parties to which the Company has sent wastes, may in the future be identified and become the subject of remediation. Accordingly, although the Company believes that it is in substantial compliance with applicable environmental requirements and the Company to date has not incurred material expenditures in connection with environmental matters, it is possible that the Company could become subject to additional environmental liabilities in the future that could result in a material adverse effect on the Company's financial condition or results of operations.

     The Company is involved in litigation concerning remediation of hazardous substances at its operating facility in Landing, New Jersey. On or about July 1988, an affiliate of Ciba ('AGP') purchased 100% of the outstanding stock of Metramatic Corporation ('Metramatic'), a manufacturer of checkweighing equipment located in Landing, from GEI International Corporation ('GEI'). GEI agreed to indemnify and hold harmless AGP for certain pre-closing environmental conditions, including those resulting in cleanup responsibilities required by the New Jersey Department of Environmental Protection ('NJDEP') pursuant to the New Jersey Environmental Cleanup Responsibility Act ('ECRA'). ECRA is now the Industrial Site Recovery Act. Pursuant to a 1988 NJDEP administrative consent order naming GEI and Metramatic as respondents, GEI has spent approximately $2 million in the performance of certain investigatory and remedial work addressing groundwater contamination at the site. However, implementation of a final remedy has not yet been completed, and, therefore, future remedial costs are currently unknown. In 1992, GEI filed a suit against various parties including Hi-Speed Checkweigher Co., Inc., a wholly owned subsidiary of the Company that currently owns the facility, to recover certain costs incurred by GEI in connection with the site. Based on currently available information and the Company's rights of indemnification from GEI, the Company believes that its ultimate allocation of costs associated with the past and future investigation and remediation of this site will not have a material adverse effect on the Company's financial condition or results of operations.

     In addition, the Company is aware that Toledo Scale, the former owner of Toledo Scale or the Company has been named a potentially responsible party under CERCLA or analogous state statutes at the following third-party owned sites with respect to the alleged disposal at the sites by Toledo Scale during the period it was owned by such former owner: Granville Solvents Site, Granville, Ohio; Aqua-Tech Environmental, Inc. Site, Greer, South Carolina; and Seaboard Chemical Company Site, Jamestown, North Carolina. The former owner has also been named in a lawsuit seeking contribution pursuant to CERCLA with respect to the Caldwell

Trucking Site, New Jersey based on the alleged disposal at the site by Toledo Scale during the former owner's period of ownership. Pursuant to the terms of the stock purchase agreement between Mettler and the former owner of Toledo Scale, the former owner is obligated to indemnify Mettler for various environmental liabilities. To date, with respect to each of the foregoing sites, the former owner has undertaken the defense and indemnification of Toledo Scale. Based on currently available information and the Company's contractual rights of indemnification, the Company believes that the costs associated with the investigation and remediation of these sites will not have a material adverse effect on the Company's financial condition or results of operations.

COMPETITION

     The markets in which the Company operates are highly competitive. Because of the fragmented nature of certain of the Company's weighing instruments markets, particularly the industrial and food retailing weighing instruments markets, both geographically and by application, the Company competes with numerous regional or specialized competitors, many of which are well-established in their markets. Some competitors are less leveraged than the Company and/or are divisions of larger companies with potentially greater financial and other resources than the Company. Although the Company believes that it has certain competitive advantages over its competitors, realizing and maintaining these advantages will require continued investment by the Company in research and development, sales and marketing and customer service and support. The Company has, from time to time, experienced price pressures from competitors in certain product lines and geographic markets.

     In the United States, the Company believes that the principal competitive factors in its markets on which purchasing decisions are made are accuracy and durability, while in Europe accuracy and service are the most important factors. In emerging markets, where there is greater demand for less sophisticated products, price is a more important factor than in developed markets. Competition in the United States laboratory market is also influenced by the presence of large distributors through which the Company and its competitors sell many of their products.

PROPERTIES

     The following table lists the Company's principal operating facilities, indicating the location, primary use and whether the facility is owned or leased.

LOCATION                                                          PRINCIPAL USE(1)               OWNED/LEASED
------------------------------------------------------   -----------------------------------   ----------------
Europe:
  Greifensee/Nanikon, Switzerland.....................   Production, Corporate Headquarters    Owned
  Uznach, Switzerland.................................   Production                            Owned
  Urdorf, Switzerland.................................   Production                            Owned
  Schwerzenbach, Switzerland..........................   Production                            Leased

  Albstadt, Germany...................................   Production                            Owned
  Giessen, Germany....................................   Production                            Owned
  Giessen, Germany....................................   Sales and Service                     Owned
  Steinbach, Germany..................................   Sales and Service                     Owned
  Viroflay, France....................................   Sales and Service                     Owned
  Beersel, Belgium....................................   Sales and Service                     Owned
  Tiel, Netherlands...................................   Sales and Service                     Owned
  Leicester, England..................................   Sales and Service                     Leased
  Manchester, England.................................   Production, Sales and Service         Leased
Americas:
  Worthington, Ohio...................................   Production                            Owned
  Spartanburg, South Carolina.........................   Production                            Owned
  Franksville, Wisconsin..............................   Production                            Owned
  Ithaca, New York....................................   Production                            Owned
  Wilmington, Massachusetts...........................   Production                            Leased
  Florham Park, New Jersey............................   Production                            Leased
  Tampa, Florida......................................   Production, Sales and Service         Leased
  Hightstown, New Jersey..............................   Sales and Service                     Owned
  Burlington, Canada..................................   Sales and Service                     Owned
  Mexico City, Mexico.................................   Sales and Service                     Leased
Other:
  Shanghai, China.....................................   Production                            Building Owned;
                                                                                                 Land Leased
  Changzhou, China(2).................................   Production                            Building Owned;
                                                                                                 Land Leased
  Melbourne, Australia................................   Sales and Service                     Leased

------------------
(1) The Company also conducts research and development activities at certain of the listed facilities in Switzerland, Germany, the United States and, to a lesser extent, China.

(2) Held by a joint venture in which the Company owns a 60% interest.

     The Company believes its facilities are adequate for its current and reasonably anticipated future needs.

LEGAL PROCEEDINGS

     The Company is subject to routine litigation incidental to its business. The Company is currently not involved in any legal proceeding that it believes could have a material adverse effect upon its financial condition or results of operations. See 'Environmental Matters' for information concerning legal proceedings relating to certain environmental claims.

     The Company has received a Notice of Proposed Adjustment from the Internal Revenue Service disallowing $20.4 million of intercompany interest deductions taken by the Company in its 1994 and 1995 tax returns when the Company was a subsidiary of Ciba. The Company is indemnified under the acquisition agreement with Ciba against any loss that may arise from the proposed adjustment. However, the Company believes that such deductions were properly made and intends to assist Ciba in contesting the proposed adjustment.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are set forth below. All directors hold office until the annual meeting of shareholders following their election or until their successors are duly elected and qualified. Officers are appointed by the Board of Directors and serve at the discretion thereof.

NAME                                                    AGE   POSITION
----                                                    ---   --------
Philip Caldwell......................................   77    Chairman of the Board of Directors
Robert F. Spoerry....................................   42    President, Chief Executive Officer and Director
William P. Donnelly..................................   36    Vice President, Chief Financial Officer, Treasurer
                                                                and Assistant Secretary
Karl M. Lang.........................................   50    Head, Laboratory Division
Lukas Braunschweiler.................................   41    Head, Industrial and Retail (Europe)
John D. Robechek.....................................   49    Head, Industrial and Retail (Americas)
Peter Burker.........................................   51    Head, Human Resources
Thomas Rubbe.........................................   43    Head, Logistics and Information Systems
Reginald H. Jones....................................   80    Director
John D. Macomber.....................................   69    Director
John M. Manser.......................................   50    Director
Laurence Z.Y. Moh....................................   71    Director
Thomas P. Salice.....................................   37    Director
Alan W. Wilkinson....................................   41    Director

     Philip Caldwell has been Chairman of the Board of Directors since October 1996. Mr. Caldwell has been Senior Managing Director of Lehman Brothers Inc. and its predecessor, Shearson Lehman Brothers Holdings Inc., since 1985. During a 32 year career at Ford Motor Company, Mr. Caldwell was Chairman of the Board of Directors and Chief Executive Officer from 1980 to 1985 and a Director from 1973 to 1990. Mr. Caldwell is also a Director of Lehman Brothers Inc., Zurich Holding Company of America, Inc., American Guarantee & Liability Insurance Company, The Mexico Fund, Waters Corporation and Russell Reynolds Associates, Inc. He has served as a Director of the Chase Manhattan Corporation, the Chase Manhattan Bank, N.A., Digital Equipment Corporation, Federated Department Stores Inc., the Kellogg Company, Shearson Lehman Brothers Holdings Inc., CasTech Aluminum Group, Inc., Specialty Coatings International Inc., and Zurich Reinsurance Centre Holdings, Inc.

     Robert F. Spoerry has been President and Chief Executive Officer of the Company since 1993. He served as Head, Industrial and Retail (Europe) of the Company from 1987 to 1993. Mr. Spoerry has been a Director since October 1996.

     William P. Donnelly has been Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since April 1, 1997. From 1993 until joining the Company, he held various senior financial and management positions, including most recently Group Vice President and Chief Financial Officer, with Elsag Bailey Process Automation, a global manufacturer of instrumentation and analytical products, and developer of distributed control systems. Prior to 1993, Mr. Donnelly was associated with the international accounting firm of Price Waterhouse.

     Karl M. Lang has been Head, Laboratory Division of the Company since 1994. From 1991 to 1994 he was based in Japan as a representative of senior management with responsibility for expansion of the Asian operations.

     Lukas Braunschweiler has been Head, Industrial and Retail (Europe) of the Company since 1995. From 1992 until 1995 he held various senior management positions with the Landis & Gyr Group, a manufacturer of electrical meters. Prior to August 1992 he was a Vice President in the Technology Group of Saurer Group, a manufacturer of textile machinery.

     John D. Robechek has been Head, Industrial and Retail (Americas) of the Company and President of Mettler-Toledo, Inc., a U.S.-based subsidiary of the Company, since 1995. From 1990 through 1994 he served as Senior Vice President and managed all of the Company's U.S. subsidiaries.

     Peter Burker has been Head, Human Resources of the Company since 1994. From 1992 to 1994 he was Mettler-Toledo's General Manager in Spain, and from 1989 to 1991 he headed the Company's operations in Italy.

     Thomas Rubbe has been Head, Logistics and Information Systems of the Company since 1995. From 1990 to 1995 he was head of Controlling, Finance and Administration with the Company's German marketing organization.

     Reginald H. Jones has been a Director since October 1996. Mr. Jones retired as Chairman of the Board of Directors of General Electric Company ('General Electric') in April 1981. At General Electric, he served as Chairman of the Board of Directors and Chief Executive Officer from December 1972 through April 1981, President from June 1972 to December 1972 and a Director from August 1971 to April 1981. Mr. Jones is also a Director of ASA Limited and Birmingham Steel Corporation.

     John D. Macomber has been a Director since October 1996. He has been a principal of JDM Investment Group since 1992. He was Chairman and President of the Export-Import Bank of the United States (an agency of the U.S. Government) from 1989 to 1992. From 1973 to 1986 Mr. Macomber was Chairman and Chief Executive Officer of Celanese Corporation. Prior to that, Mr. Macomber was a Senior Partner of McKinsey & Company. Mr. Macomber is also a Director of Textron Inc., Bristol-Myers Squibb Company, Xerox Corporation, Lehman Brothers Holdings Inc., Pilkington plc and Brown Group, Inc.

     John M. Manser has been a Director since August 1997. He is the Treasurer of the Worldwide Life Science Group of Novartis, which has its headquarters in Switzerland. He has been with Novartis (and its predecessor Ciba-Geigy) since 1981.


     Laurence Z. Y. Moh has been a Director since October 1996. He is Chairman Emeritus of Universal Furniture Limited, which he founded in 1959.

     Thomas P. Salice has been a Director since October 1996. Mr. Salice is a Managing Director of AEA Investors and has been associated with AEA Investors since June 1989. Mr. Salice is also a Director of Waters Corporation.

     Alan W. Wilkinson has been a Director since October 1996. Mr. Wilkinson has been a Managing Director of AEA Investors since September 1989. Prior to his association with AEA Investors, Mr. Wilkinson was a Vice President in the Merchant Banking and Mergers and Acquisitions divisions of Lehman Brothers Inc.

EXECUTIVE COMPENSATION

     The following table sets forth for the years ended December 31, 1996 and 1995 the compensation paid to or accrued for services performed by the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1996 (collectively, the 'Named Executive Officers').

                         SUMMARY COMPENSATION TABLE(1)

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                       ANNUAL COMPENSATION             ------------
                                               ------------------------------------     SECURITIES
                                                                       OTHER ANNUAL     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSIITION           YEAR     SALARY     BONUS(2)    COMPENSATION     OPTIONS(#)     COMPENSATION
------------------------------------   ----    --------    --------    ------------    ------------    ------------
Robert F. Spoerry, President and       1996    $435,135    $276,521       $8,857(3)          --          $124,431
  Chief Executive Officer...........   1995     289,343      85,871           --            300(4)         54,346(5)
Fred Ort,                              1996     207,221      99,325           --             --            52,745
  Corporate Controller..............   1995     227,284      69,701           --             --            70,804(5)
Karl M. Lang,                          1996     212,997      88,375           --             --            61,901
  Head, Laboratory..................   1995     228,427      38,071           --             --            60,321(5)
Lukas Braunschweiler,
  Head, Industrial and Retail          1996     210,893      66,162           --             --            62,482
  (Europe)..........................   1995     228,427      25,381           --             --            50,460(5)
John D. Robechek, Head, Industrial     1996     233,754      88,137           --             --             6,215
  and Retail (Americas).............   1995     225,000      40,563           --             --             6,168(6)

------------------
(1) Amounts paid in Swiss francs (all amounts except those paid to Mr. Robechek) converted to U.S. dollars at a rate of SFr 1.182 to $1.00 for 1995 and SFr
    1.2355 to $1.00 for 1996, in each case the average exchange rate during such year.

(2) Does not include Ciba bonuses to the Named Executive Officers for services rendered to Ciba in connection with its efforts to sell the Company.

(3) Represents additional compensation paid to fully offset, after payment of all taxes and social security contributions, interest charged to Mr. Spoerry on a loan to Mr. Spoerry from Mettler-Toledo AG, a subsidiary of the Company. See 'Certain Relationships and Related Transactions.'

(4) Option to purchase the specified number of shares of Ciba common stock at an exercise price of SFr 750 ($665 at the date of grant) per share. The fair market value at the date of grant was SFr 764 ($678) per share.

(5) Represents Company contributions to the Mettler-Toledo Fonds (a Swiss pension plan similar to a defined contribution plan under U.S. law). Fifty percent of the amount shown is a required employee contribution under the plan which the Company has contributed on behalf of the Named Executive Officers, and the other 50% is a required matching employer contribution.

(6) Includes $1,024 for 1995 and $1,071 for 1996 for the value of group life insurance over $50,000, $4,500 for the Company's contribution to Mr. Robechek's 401(k) plan account and $644 for Mr. Robechek's profit sharing payout under the Company's Performance Dividend Plan.

     Stock Options. The following table sets forth information concerning the grant of stock options under the Company's Stock Plan to each of the Named Executive Officers during 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                             NUMBER OF     % OF TOTAL                                 POTENTIAL REALIZABLE VALUE AT
                             SECURITIES   OPTIONS/SARS                             ASSUMED ANNUAL RATES OF STOCK PRICE
                             UNDERLYING    GRANTED TO   EXERCISE/BASE              APPRECIATION FOR OPTION/SAR TERM(2)
                            OPTIONS/SARS  EMPLOYEES IN      PRICE      EXPIRATION  ------------------------------------
NAME                         GRANTED(1)   FISCAL YEAR     ($/SH)(1)       DATE                    5% ($)
--------------------------- ------------  ------------  -------------  ----------  ------------------------------------
Robert F. Spoerry..........   1,047,976       29.85          7.95         2006                   5,237,372
Fred Ort...................      78,599        2.24          7.95         2006                     392,808
Karl M. Lang...............     209,597        5.97          7.95         2006                   1,046,858
Lukas Braunschweiler.......     209,597        5.97          7.95         2006                   1,046,858
John D. Robechek...........     209,597        5.97          7.95         2006                   1,046,858

                                POTENTIAL REALIZABLE VALUE AT
                             ASSUMED ANNUAL RATES OF STOCK PRICE
                             APPRECIATION FOR OPTION/SAR TERM(2)
                             ------------------------------------
NAME                                       10% ($)
---------------------------  ------------------------------------
Robert F. Spoerry..........               13,272,528
Fred Ort...................                  995,452
Karl M. Lang...............                2,652,944
Lukas Braunschweiler.......                2,652,944

John D. Robechek...........                2,652,944

                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------
(1) The exercise prices and the number of securities underlying the options in each case give effect to the Reorganization.

(2) The assumed annual rates of appreciation over the term of the option are set forth in accordance with rules and regulations adopted by the Securities and Exchange Commission and do not represent the Company's estimate of stock appreciation price.

     Option Exercises and Holdings. No options to purchase Common Stock were exercised by the Named Executive Officers in 1996. The following table sets forth information with respect to the aggregate number of unexercised options to purchase Common Stock granted to the Named Executive Officers and held by them as of December 31, 1996, and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price and the fair market value of the Common Stock) as of December 31, 1996.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                 AND OPTION/SAR VALUES AS OF DECEMBER 31, 1996

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS/SARS AT FISCAL       IN-THE-MONEY OPTIONS/SARS
                               SHARES ACQUIRED     VALUE             YEAR-END(#)(1)           AT FISCAL YEAR-END($)(2)
                                 ON EXERCISE      REALIZED    ----------------------------    -------------------------
NAME                                 (#)            ($)       EXERCISABLE    UNEXERCISABLE           EXERCISABLE
----------------------------   ---------------    --------    -----------    -------------    -------------------------
Robert F. Spoerry...........          0               0            0           1,047,976                  0
Fred Ort....................          0               0            0              78,599                  0
Karl M. Lang................          0               0            0             209,597                  0
Lukas Braunschweiler........          0               0            0             209,597                  0
John D. Robechek............          0               0            0             209,597                  0

                                VALUE OF UNEXERCISED
                              IN-THE-MONEY OPTIONS/SARS
                              AT FISCAL YEAR-END($)(2)
                              -------------------------
NAME                                UNEXERCISABLE
----------------------------  -------------------------
Robert F. Spoerry...........              0
Fred Ort....................              0
Karl M. Lang................              0

Lukas Braunschweiler........              0
John D. Robechek............              0

------------------
(1) The numbers of securities underlying the options give effect to the Reorganization.

(2) Estimated value, as determined by the Company, at December 31, 1996 does not exceed the exercise price.

EMPLOYMENT AGREEMENTS

     Mettler-Toledo AG, a subsidiary of the Company, entered into an employment agreement (the 'Agreement') with Robert F. Spoerry (the 'Executive') dated as of October 30, 1996. The Agreement provides for annual base salary of SFr 560,000 (approximately $435,135 at December 31, 1996), which may be increased from time to time in accordance with the Company's normal business practices, and for participation in the Company's bonus plan. In addition, the Agreement provides for payment of the amount necessary, after payment of all taxes and social security contributions, to fully offset the interest charged to the Executive on a certain loan to the Executive. See 'Certain Relationships and Related Transactions' for a description of the loan. The Agreement prohibits the Executive from competing with the Company for a period of twenty-four months after termination of employment. The Agreement may be terminated without cause, on thirty-six months notice during which period the Executive is entitled to full compensation under the Agreement.

     The Company is negotiating employment agreements with the other Named Executive Officers. Base salary of executive officers under these agreements in the aggregate will not be materially different from historical practice. The agreements will also include bonuses contingent on meeting performance objectives in amounts to be determined.

COMPENSATION OF DIRECTORS

     Members of the Board of Directors of the Company who are officers of the Company or employees of AEA Investors have not received additional compensation for being on the Board or its committees. The non-executive directors were given a one-time opportunity to purchase stock in the Company upon their election to the Board. Mr. Caldwell purchased 35,940 shares of common stock and each of Messrs. Jones, Macomber and Moh purchased 23,972 shares of common stock. It is anticipated that members of the Board of Directors of the Company initially will receive no cash compensation for their service on the Board or its committees, but the members will receive reimbursement for traveling costs and other out-of-pocket expenses incurred in attending board and committee meetings. The Board of Directors may determine in the future to pay cash compensation to non-executive directors.

RETIREMENT PLANS


     Mr. Robechek is covered under two pension plans, the Mettler-Toledo Retirement Plan and the Mettler-Toledo Supplemental Retirement Income Plan. Benefits under these plans are determined by career average compensation rather than final compensation. The annual accrual for each year under both plans is the difference of 2% of annual compensation in a plan year and 0.6% of the lesser of annual compensation or covered compensation (defined under the plans as the average of the Social Security Taxable Wage Bases in effect for each calendar year during the 35-year period ending on the last day of a given plan year). The Mettler-Toledo Retirement Plan includes all compensation up to the qualified plan limitations under the Internal Revenue Code of 1986, as amended ($150,000 per year in 1996), and the Mettler-Toledo Supplemental Retirement Income Plan pays for benefits in excess of these limits. The accrued annual benefit payable to Mr. Robechek under the Mettler-Toledo Retirement Plan is $45,693 and the accrued annual benefit under the Mettler-Toledo Supplemental Plan is $11,329, for a total annual retirement benefit of $57,022.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following directors served on the Company's Compensation Committee during the fiscal year ended December 31, 1996: Reginald H. Jones, Laurence Z.
Y. Moh and Thomas P. Salice. Mr. Salice also served as an officer of the Company and certain of its subsidiaries during such fiscal year. Mr. Salice is an officer of AEA Investors, a shareholder of the Company. See 'Certain Relationships and Related Transactions' for a description of relationships between AEA Investors and the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     AEA Investors and the Company entered into a management agreement (the 'Management Agreement') pursuant to which AEA Investors has provided management, consulting and financial services to the Company. Services covered by the Management Agreement include such areas as the preparation and evaluation of strategic, operating, financial and capital plans and the development and implementation of compensation and other incentive programs. Such services are provided by the executive staff of AEA Investors. In consideration of such services, AEA Investors is entitled to an annual fee of $1.0 million, plus reimbursement for certain expenses and indemnification against certain liabilities. The agreement further provides that in the event the Company employs any employee of AEA Investors as an officer of the Company or otherwise, and such employment includes a substantial amount of such employee's time, the Company will compensate such employee at a reasonable rate. The Company believes that the terms of these management arrangements are as favorable as could be obtained from an unaffiliated third party. It is expected that the Management Agreement will be terminated upon consummation of the Offerings contemplated hereby. In consideration of services by AEA Investors in arranging, structuring and negotiating the terms of the Acquisition, the Company paid AEA Investors transaction fees of $5.5 million and reimbursed AEA Investors for certain related expenses. In connection with the termination of the Management Agreement, the Company will pay AEA Investors $2.5 million and will reimburse AEA Investors for certain related expenses.

     Management and other employees of the Company have contributed approximately $12 million of the equity of the Company. For information regarding the number of shares purchased by each Named Executive Officer, see

'Security Ownership of Certain Beneficial Owners and Management.'

     On October 7, 1996, in order to fund a portion of the purchase price for the shares purchased by Mr. Spoerry, Mettler-Toledo AG entered into a loan agreement with Mr. Spoerry, in the amount of SFr 1.0 million (approximately $742,000 at December 31, 1996). The loan bears interest at a rate of 5% and is payable upon demand, which may not be made until seven years after the date of the loan.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock immediately prior to the Offering and as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offering, by (a) each person who is known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (b) each director of the Company, (c) each of the Named Executive Officers and (d) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                                                    SHARES BENEFICIALLY        SHARES BENEFICIALLY
                                                                       OWNED PRIOR TO              OWNED AFTER
                                                                       THE OFFERINGS             THE OFFERINGS(1)
                                                                   ----------------------     ----------------------
NAME OF BENEFICIAL OWNER                                            NUMBER     PERCENT(2)      NUMBER     PERCENT(2)
-----------------------------------------------------------------  ---------   ----------     ---------   ----------
5% SHAREHOLDERS:
  Finlayson Fund Investments PTE LTD ............................  2,900,921      9.46%       2,900,921      7.77%
     Temasek Holdings (Private) Limited
     8 Shenton Way
     #38-03 Treasury Building
     Singapore 0106
  National Union Fire Insurance Company of Pittsburgh, PA .......  2,239,611      7.30        2,239,611      6.00
     c/o AIG Global Investment Corp.
     175 Water Street - 24th Floor
     New York, NY 10038
  FORMA Investments Limited .....................................  1,705,385      5.56        1,705,385      4.57
     Woodbourne Hall
     P.O. Box 3162
     Main Street
     Road Town, Tortola
     British Virgin Islands
  Nassau Capital Funds L.P. .....................................  1,586,203      5.17        1,586,203      4.25
     22 Chambers Street
     Princeton, NJ 08542
  Novartis AG ...................................................  1,537,038      5.01        1,537,038      4.12
     S-210.1737
     Lichtstrasse 35
     CH-4056 Basel
     Switzerland
DIRECTORS:
  Philip Caldwell(3).............................................    102,383         *          102,383         *
  Robert F. Spoerry(4)...........................................    644,384      2.09          644,384      1.72
  Reginald H. Jones..............................................     46,598         *           46,598         *
  John D. Macomber...............................................     43,742         *           43,742         *
  John M. Manser.................................................         --        --               --        --

  Laurence Z. Y. Moh.............................................    356,779      1.16          356,779      0.96
  Thomas P. Salice(3)............................................    556,058      1.81          556,058      1.49
  Alan W. Wilkinson(3)...........................................    556,058      1.81          556,058      1.49
NAMED EXECUTIVE OFFICERS:
  Fred Ort(5)....................................................     92,177         *           92,177         *
  Karl M. Lang(6)................................................    118,377         *          118,377         *
  Lukas Braunschweiler(7)........................................    118,377         *          118,377         *
  John D. Robechek(3)(8).........................................    107,530         *          107,530         *
  All directors and executive officers as a
     group (15 persons)(9).......................................  2,958,063      9.53        2,958,063      7.84

                                                        (Footnotes on next page)

(Footnotes from previous page)

------------------
* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock.
(1) Assumes no exercise of the Underwriters' over-allotment options and no purchases by any such persons in the Offerings.
(2) Calculations of percentage of beneficial ownership are based on 30,670,134 shares of Common Stock outstanding prior to the Offerings and 37,336,801 shares of Common Stock outstanding after the Offerings, and in each case assume the exercise by only the named shareholder of all options for the purchase of Common Stock held by such shareholder which are exercisable within 60 days of the date hereof.
(3) Includes shares held by, or in trust for, members of such individual's family for which Messrs. Caldwell, Salice, Wilkinson and Robechek disclaim beneficial ownership. Does not include shares held by AEA Investors, of which Messrs. Salice and Wilkinson are officers.
(4) Mr. Spoerry is also a Named Executive Officer. Includes 209,597 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(5) Includes 15,717 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(6) Includes 41,917 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(7) Includes 41,917 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(8) Includes 41,917 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.
(9) Includes William P. Donnelly, who became Vice President, Chief Financial Officer, Treasurer and Assistant Secretary on April 1, 1997, and Fred Ort, who ceased to be an executive officer on April 1, 1997.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following statements are brief summaries of certain provisions of the New Credit Agreement and the Company's Senior Subordinated Notes. Copies of the New Credit Agreement and the Indenture which governs the Senior Subordinated Notes are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The following description does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the New Credit Agreement and the Indenture.

NEW CREDIT AGREEMENT

     The Company intends to refinance its existing Credit Agreement by entering into the New Credit Agreement as part of the Refinancing. The New Credit Agreement will provide for a variety of floating rate loans with interest based on LIBOR. The Company's wholly owned subsidiaries Mettler-Toledo, Inc. ('M-T, Inc.'), Mettler-Toledo Holding AG, Mettler-Toledo (Canada) Inc. and Safeline Holding Company will be borrowers under the New Credit Agreement, and the Company will be a guarantor under the New Credit Agreement. The Company expects that it will have pro forma borrowings under the New Credit Agreement of $389.9 million (representing an increase of $77.3 million) as of September 30, 1997 and borrowings of $38.0 million under various other credit arrangements. Of the borrowings under the New Credit Agreement, $200.0 million will be in the form of a term loan and the remainder will be outstanding under a revolving credit facility. The Company's revolving credit facility commitment will increase from $170.0 million to $420.0 million under the New Credit Agreement, and this commitment will include a $100.0 million acquisition facility. Merrill Lynch served as the Arranger and Documentation Agent and an affiliate of Credit Suisse First Boston Corporation served as co-agent in connection with the Company's Credit Agreement in November 1996 and May 1997 and are acting in similar roles in connection with the New Credit Agreement. See 'Underwriting.'

  Maturity, Amortization and Mandatory Prepayments

     The term loans and the revolving credit facility will mature in May 2004. Beginning in 1998, amounts outstanding under the term loan will amortize on a quarterly basis in annual amounts ranging from $15.0 million to a maximum of $40.0 million.

     The term loans will be subject to mandatory prepayments in an amount equal to, subject to certain exceptions, (i) 75% of annual Excess Cash Flow (as defined in the New Credit Agreement), (ii) the net proceeds received from certain sales of assets, (iii) the net proceeds from the issuance of debt, and
(iv) 50% of the net proceeds from the issuance of equity.

  Security and Guarantees

     The obligations of the Mettler-Toledo Holding AG under the New Credit Agreement will be (i) secured by a first priority security interest in all of the material assets of the Mettler-Toledo Holding AG, (ii) guaranteed, to the extent permitted by applicable law by all of the direct and indirect subsidiaries of the Mettler-Toledo Holding AG, with certain exceptions, and each such guarantee is, to the extent permitted by applicable law and with certain exceptions, secured by a first priority security interest in all of the material assets of each such guarantor, and (iii) guaranteed by the Company and its direct and indirect U.S. subsidiaries, and each such guarantee will be secured by a first priority security interest in all of the material assets of each such guarantor, except that each such guarantor has pledged only 65% of the stock of any non-U.S. subsidiary held by it. The obligations of M-T, Inc. under the New Credit Agreement will be (i) secured by a first priority security interest in all of the material assets of M-T, Inc., except that M-T, Inc. will pledge only 65% of the stock of each non-U.S. subsidiary held by it, (ii) guaranteed by each direct and indirect U.S. subsidiary of M-T, Inc., and each such guarantee is secured by a first priority security interest in all of the material assets of each such guarantor, and (iii) guaranteed by the Company, and such guarantee is secured by a first priority security interest in all of the stock of M-T, Inc. held by the Company. The obligations of Safeline Holding Company are also secured by limited guarantees and pledges.

  Covenants and Events of Default

     The New Credit Agreement will contain covenants that, among other things, limit the Company's and its subsidiaries' ability to incur liens; merge, consolidate or dispose of assets; make loans and investments; incur indebtedness; engage in certain transactions with affiliates; incur certain contingent obligations; pay dividends and other distributions; or make capital expenditures. The New Credit Agreement also will require the Company to maintain a minimum net worth and a minimum fixed charge coverage ratio, and to maintain a ratio of total debt to EBITDA below a specified maximum.

     The New Credit Agreement will contain customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due; violation of covenants; breach of any representation or warranty; cross-default and cross-acceleration; Change in Control (as defined in the New Credit Agreement); bankruptcy events; material judgments; certain ERISA matters; and invalidity of loan documents or security interests.

SENIOR SUBORDINATED NOTES

     General. M-T, Inc. issued $135.0 million of 9 3/4% Senior Subordinated Notes due 2006 in connection with the Acquisition pursuant to an Indenture among M-T, Inc., Holding, and United States Trust Company of New York, as trustee.

     Note Repurchase. The Company has commenced a tender offer for all of the Notes. The proposed aggregate consideration is 112.6% of the principal amount plus accrued interest to the date of repurchase, consisting of a purchase price of 111.6% and a fee of 1% for each Noteholder that timely delivered a written consent that the Company solicited from the Noteholders. As of October 17, 1997, all of the Notes have been irrevocably tendered. The Company will use net proceeds from the Offerings and additional borrowings under the New Credit Agreement to finance the Note Repurchase. In connection with the Note Repurchase, the Company has obtained the requisite consents to remove substantially all of the restrictive covenants and certain other provisions from the Indenture governing the Notes. The tender offer is scheduled to terminate on November 11, 1997, unless extended.

     Principal Maturity and Interest. The Notes are limited in aggregate principal amount to $135.0 million and will mature on October 1, 2006. Interest on the Notes accrues at 9 3/4% per annum and is payable semiannually in arrears on April 1 and October 1 of each year commencing April 1, 1997.

     Guarantees.  The Notes are unsecured senior subordinated general obligations of M-T, Inc. and are unconditionally guaranteed on a senior subordinated and unsecured basis by Holding. The Indenture also provides that certain U.S. subsidiaries of M-T, Inc. are required to guarantee payment of the Notes under certain circumstances.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are brief summaries of certain provisions with respect to the Company's capital stock which will be contained in the Amended and Restated Certificate of Incorporation and Amended By-laws, copies of which are incorporated by reference as exhibits to the Registration Statement. The following description does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Amended and Restated Certificate of Incorporation and Amended By-laws.

     Concurrently with the Offerings, the Company will consummate the Reorganization. The authorized capital stock of the Company will consist of 125,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share (the 'Preferred Stock'). Immediately following the consummation of the Offerings, there will be 37,336,801 shares of Common Stock outstanding, 4,258,122 shares of Common Stock issuable upon exercise of outstanding options and no shares of Preferred Stock outstanding. Prior to the consummation of the Offerings, there were 857 holders of the Company's Common Stock.

COMMON STOCK

     Holders of Common Stock will be entitled to one vote for each share held of record on all matters to be submitted to a vote of the shareholders (including the election of directors) and have no preemptive, subscription or redemption rights. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor. All outstanding shares of Common Stock are, and the shares to be sold by the Company in the Offerings when issued and paid for will be, fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Preferred Stock.

     Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been accepted for listing on the NYSE under the symbol 'MTD,' subject to official notice of issuance. In order to meet the requirements for listing of the Common Stock on the NYSE, the representatives of the Underwriters have assured the NYSE that the distribution of the shares of

Common Stock offered hereby will meet or exceed the listing requirements of the NYSE.

PREFERRED STOCK

     The Board of Directors, without further shareholder authorization, will be authorized to issue shares of Preferred Stock in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the Common Stock and one or more series of the Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the Common Stock and one or more series of the Preferred Stock. Although the Company has no present plans to issue any shares of Preferred Stock following the consummation of the Offerings, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AMENDED BY-LAWS AND DELAWARE LAW

     The Amended and Restated Certificate of Incorporation, Amended By-laws and Delaware law contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. Such provisions could have the effect of discouraging open market purchases of the Common Stock because they may be considered disadvantageous by a shareholder who desires to participate in a business combination or elect a new director.

     Section 203 of Delaware Law. The Company is a Delaware corporation and is subject to Section 203 ('Section 203') of the Delaware General Corporation Law (the 'DGCL'). In general, Section 203 prevents an 'interested stockholder' (defined as a person who, together with affiliates and associates, beneficially owns, or if an affiliate or associate of the corporation did beneficially own within the last three years, 15% or more of a corporation's outstanding voting stock) from engaging in a 'business combination' (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the 'interested stockholder.' A 'business combination' generally includes mergers, stock or asset sales involving 10% or more of the market value of the corporation's assets or stock, certain stock transactions and certain other transactions resulting in a financial benefit to the interested stockholder or an increase in their proportionate share of any class or series of a corporation. The existence of Section 203 of the DGCL could have the effect of discouraging an acquisition of the Company or stock purchasers in furtherance of an acquisition.

     Limitation on Directors' Liabilities and Indemnification. The Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL as it currently exists, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Under the current DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Amended and Restated Certificate of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The provision does not exonerate the directors from liability under federal securities laws or limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Amended By-laws provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by DGCL.

     Advance Notice for Shareholder Nomination of Directors and Shareholder Proposals. The Amended By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors (the 'Nomination Procedure') and with regard to other matters to be brought by shareholders before an annual meeting of shareholders of the Company (the 'Business Procedure').

     The Nomination Procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for the Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Amended By-laws. If the Chairman of the Board of Directors determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Under the Business Procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Amended By-laws. If the Chairman of the Board of Directors determines that the other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting.

     Although the Amended By-laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or of any business desired by shareholders to be conducted at an annual meeting, the Amended By-laws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

REGISTRATION RIGHTS

     Current holders of the Company's Common Stock (other than certain members of senior management) have rights to require the Company to register such shares of Common Stock for resale pursuant to subscription agreements pursuant to which they acquired their shares. After securities of the Company have been sold pursuant to a registration statement under the Securities Act, upon the request of persons owning at least 25% of the sum of all outstanding shares of Common Stock which are then 'restricted securities' (as defined by Rule 144 under the Securities Act) and which have a value of at least $5,000,000, the Company would be required to register the sale of such securities, subject to certain limitations and requirements. The Company is not required to file any registration statement within six months of the effective date of any earlier registration statement and is not required to file more than three registration statements pursuant to such requests. In addition, under certain circumstances, should the Company file a registration statement with the Securities and Exchange Commission registering shares of the Common Stock of the Company, the owners of restricted securities would be entitled to include their restricted securities in such registration.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock will be ChaseMellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings, there has been no public market for the shares of Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock.

     Upon the closing of the Offerings the Company expects to have 37,336,801 shares of Common Stock outstanding (assuming that the Underwriters do not exercise their over-allotment options). Except to the extent such shares are subject to the agreement with the Underwriters described below, shares of Common Stock will be freely tradable without restriction or further registration under the Securities Act, unless held by an 'affiliate' of the Company as that term is defined in the Securities Act, which shares will be subject to the resale limitations of Rules 144 and 145.

     In general, under Rules 144 and 145 as currently in effect, a shareholder (or shareholders whose shares are aggregated) who is an 'affiliate' of the Company is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rules 144 and 145 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A shareholder (or shareholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction is entitled to sell such shares under Rule 144 without regard to the limitations described above. Holders which were affiliates of the Company at the time of the Reorganization may sell free of restrictions one year from the date of the Reorganization.

     Notwithstanding the foregoing, in connection with the Offerings, the Company, the Company's executive officers and directors and substantially all of the existing shareholders of the Company will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock in connection with the Offerings,
(ii) upon the exercise of outstanding stock options, (iii) the issuance of options pursuant to the Stock Plan, or (iv) the filing of a registration statement on Form S-8 under the Securities Act relating to Common Stock of the Company issued pursuant to the Company's Stock Plan.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register approximately 6,500,000 shares of Common Stock which are reserved for issuance under the Company's Stock Plan. The Form S-8 will include, in some cases, shares for which an exemption under Rule 144 or Rule 701 would also be available, thus permitting the resale of shares issued under the Stock Plan by non-affiliates in the public market, without restriction under the Securities Act. Such registration statement is expected to become effective immediately upon filing whereupon shares registered thereunder will become eligible for sale in the public market, subject to vesting and, in certain cases, subject to the lock-up agreements described above. At the date of this Prospectus, options to purchase 4,258,122 shares of Common Stock are outstanding under the Stock Plan.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such Common Stock. A 'Non-U.S. Holder' is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state (other than any partnership treated as foreign under U.S. Treasury regulations), or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of source.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to tax as if they were U.S. citizens.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of Common Stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. This discussion also does not consider the tax consequences for any person who is a shareholder, partner or beneficiary of a holder of the Common Stock. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal tax laws (including but not limited to banks and insurance companies, dealers in securities and holders of securities held as part of a 'straddle,' 'hedge,' or 'conversion transaction'). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the 'Code'), the applicable Treasury regulations promulgated and proposed thereunder, and administrative and judicial interpretations as of the date hereof, all of which are subject to change either retroactively or prospectively. The following summary is included herein for general information. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR OTHER U.S. OR NON-U.S. TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of the individual, a 'fixed base,' in the United States ('U.S. trade or business income') are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service ('IRS') form with the payor (which form, under U.S. Treasury regulations generally effective for payments made after December 31, 1998 (the 'Final Regulations'), will require the Non-U.S. Holder to provide a U.S. taxpayer identification number). Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under the Final Regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. In addition, under the Final Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement will generally be applied to the partners of the partnership and (y) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless: (i) the gain is U.S. trade or business income (in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder), (ii) the Non-U.S. Holder is an individual who holds the Common Stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other requirements, (iii) the Non-U.S. Holder is subject to tax pursuant to the provision of the U.S. tax law applicable to certain United States expatriates or

(iv) the Company is or has been a 'U.S. real property holding corporation' for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and such period that the Common Stock was held. The tax with respect to stock in a 'U.S. real property holding corporation' does not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constitute 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. Generally, a corporation is a 'U.S. real property holding corporation' if the fair market value of its 'U.S. real property interests' equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company is not, and does not anticipate becoming, a 'U.S. real property holding corporation' for U.S. federal income tax purposes.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includable in the gross estate for U.S. federal estate tax purposes.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury Regulations, the Company may be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. The information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non U.S.-Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under certain circumstances, the IRS requires 'information reporting' and 'backup withholding' at a rate of 31% with respect to certain payments on Common Stock. Under currently applicable law, Non-U.S. Holders of Common Stock generally will be exempt from IRS reporting requirements and U.S. backup withholding with respect to dividends payable on Common Stock. Under the Final Regulations, however, a Non-U.S Holder of Common Stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the Final Regulations may be subject to U.S. backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of Common Stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships. In the case of the payment of proceeds from the disposition of Common Stock effected by a foreign office of a broker that is a U.S. person or a 'U.S. related person,' existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a 'U.S. related person' is (i) a 'controlled foreign corporation' for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that the required information is furnished to the IRS.

       (mark)
                            SOLICITATION OF CONSENTS

     Under the DGCL the affirmative vote of a majority of the outstanding shares of Class B common stock of the Company is required to approve the Merger. In lieu of a meeting and vote, holders of a majority of the outstanding shares of Class B common stock of the Company can consent in writing and deliver such consent or consents to the Company's registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. All holders of Class B common stock will be entitled to give their written consent to approve and adopt the Merger. The record date for determining the shareholders of record for the written consents is November 13, 1997. Prompt notice of any actions taken by written consent as required by the DGCL will be given to those shareholders of the Company who do not consent in writing.

     The solicitation of written consents is made by the Company. The Company will bear the cost of the solicitation.

     The Class B shareholders' consents solicited pursuant to this Prospectus must be submitted to the Company promptly. The Company plans to consummate the Merger as soon as sufficient consents have been obtained.

     The written consents shall be revocable by the Company's shareholders submitting such consents until such consents are submitted to the Company as set forth above. Upon delivery of a consent to the Company pursuant to the DGCL, such consent will not be revocable. However, the Merger Agreement may be terminated or amended (subject to certain limitations) by the Board of Directors of either Holding or the Company at any time prior to the filing of such agreement with the State of Delaware, notwithstanding the approval of such agreement by the written consent of the Company's shareholders.


     Under Delaware law, appraisal rights are available to all holders of common stock of the Company who do not provide their affirmative vote or written consent for the adoption and approval of the Merger. In connection with the Merger and in accordance with Delaware law, the shareholders of the Company were given notice of their rights to appraisal. Additional notice of such rights to the extent required by Delaware law is provided herewith. Attached hereto as Appendix B is a copy of Section 262 of the DGCL regarding appraisal rights.

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the Merger, all outstanding shares of common stock of Holding will be canceled and the existing shares of Class A, Class B and Class C common stock of the Company will be converted into and represent the right to receive 12.58392 shares of Common Stock. Following the Merger, the rights of the shareholders of the Company will thereafter be governed by the Company's Amended and Restated Certificate of Incorporation and Amended By-laws.

     Voting. Holders of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The entire voting power of the shareholders of the Company is vested exclusively in the Class B shareholders. Upon consummation of the Merger all classes of stock of the Company will be converted pro rata into shares of Common Stock of the Company. The Merger will thus effectively dilute the Class B shareholders' voting power from 100% of the outstanding voting stock of the Company to less than 1% of the outstanding voting stock of the Company. See 'Description of Capital Stock' and 'Description of Existing Capital Stock.'

     Preference. Holders of the Company's common stock are entitled to share ratably in dividends and, in the event of the liquidation, dissolution or winding up of the Company, in all the assets remaining after payment of liabilities. See 'Description of Capital Stock.' Holders of Class A common stock of the Company have a dividend and liquidation preference over the holders of Class B and Class C common stock of the Company. See 'Description of Existing Capital Stock.' Upon consummation of the Merger shareholders who held shares of Class A common stock will no longer have this distribution and liquidation preference.

     Notice Provisions. The Company's amended by-laws will contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise, including provisions regarding advance notice for shareholders' nominations of directors and other shareholder proposals. See 'Description of Capital Stock.' These provisions are not present in the Company's existing by-laws.

     NYSE Listing. Upon consummation of the Merger and Offerings, the Common Stock of the Company will be listed on the NYSE. The shares of common stock of the Company currently outstanding are not publicly traded.

                     DESCRIPTION OF EXISTING CAPITAL STOCK

     The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Restated Certificate of Incorporation (the 'Restated Certificate of Incorporation') and By-laws (the 'By-laws'). Pursuant to the Merger, all of the capital stock of Holding will be canceled and each outstanding share of the three classes of common stock of the Company will be converted into and represent the right to receive shares of Common Stock of the Company. The description of the capital stock and the Restated Certificate of Incorporation and By-law provisions set forth below are relevant only to the Company as in existence prior to the Merger.

     As of September 30, 1997, the authorized capital stock of the Company consisted of 2,778,755 shares of Common Stock, $.01 par value of which 2,235,896 shares are designated as Class A common stock, 1,000 shares are designated Class B common stock and 541,859 shares are designated Class C common stock. As of September 30, 1997, the Company had outstanding 1,898,795 shares of Class A common stock (excluding 3,984 shares held in treasury), 1,000 shares of Class B common stock and 537,453 (excluding 1,139 shares held in treasury) shares of Class C common stock, and an additional 338,378 shares of Class A common stock were issuable upon exercise of outstanding employee stock options. As of the date hereof, there were approximately 823 holders of record of Class A common stock, 8 holders of record of Class B common stock and 841 holders of record of Class C common stock.

     Currently there is no public market for any of the shares of capital stock of the Company.

COMMON STOCK

     Holders of common stock of the Company have no preemptive, subscription or redemption rights. Except for the Class A dividend and distribution preference and the Class B voting rights (each as described below) the three classes of common stock of the Company have identical rights under the Company's Restated Certificate of Incorporation and By-laws.

     Preference. Dividends or distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company or not paid out of the current and accumulated earnings and profits shall be paid in the following manner: First, exclusively to the holders of the shares of Class A common stock, ratably to each such holder, until the sum of all dividends and distributions to each holder of Class A common stock equals $100 for each share of Class A common stock held by such holder. After each holder of shares of Class A common stock shall have received dividends and distributions totaling $100, then exclusively to the holders of the shares of Class B common stock and Class C common stock ratably to each such holder until the sum of all dividends and distributions to each holder of Class B common stock and/or Class C common stock equals $100 for each share of Class B common stock and/or Class C common stock held by such shareholder. After each holder of Class B common stock and Class C common stock shall have received such dividends and distributions, then to all holders of Class A common stock, Class B common stock and/or Class C common stock, ratably to each holder of such shares.

     Voting. The entire voting power of the Company's common stock is vested exclusively in Class B common stock. Each holder of shares of Class B common stock shall be entitled to one vote for each share of Class B common stock.


CERTAIN CHARTER AND BY-LAW PROVISIONS

     Director's Liability. The Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL as it currently exists, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. See 'Description of Capital Stock--Certain Provisions of the Company's Amended and Restated Certificate of Incorporation, Amended By-laws and Delaware Law.'

     Section 203 of Delaware Law. The Company is subject to Section 203 of the DGCL. See 'Description of Capital Stock--Certain Provisions of the Company's Amended and Restated Certificate of Incorporation, Amended By-laws and Delaware Law.' Such provision could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

REGISTRATION RIGHTS

     Current holders of the Company's Common Stock (other than certain members of senior management) have rights to require the Company to register such shares of Common Stock for resale pursuant to subscription agreements pursuant to which they acquired their shares. After securities of the Company have been sold pursuant to a registration statement under the Securities Act, upon the request of persons owning at least 25% of the sum of all outstanding shares of Common Stock which are then 'restricted securities' (as defined by Rule 144 under the Securities Act) and which have a value of at least $5,000,000, the Company would be required to register the sale of such securities, subject to certain limitations and requirements. The Company is not required to file any registration statement within six months of the effective date of any earlier registration statement and is not required to file more than three registration statements pursuant to such requests. In addition, under certain circumstances, should the Company file a registration statement with the Securities and Exchange Commission registering shares of the Common Stock of the Company, the owners of restricted securities would be entitled to include their restricted securities in such registration.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the voting and non-voting classes of capital stock of the Company prior to the Merger and the beneficial ownership of the Company's Common Stock after the Merger by (i) each director of the Company, (ii) the Named Executive Officers of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each person who is the beneficial owner of more than five percent of any class of the Company's common stock:


                                                                                                         SHARES OF
                                                                                   SHARES OF           THE COMPANY'S
                                                          SHARES OF THE          THE COMPANY'S          COMMON STOCK
                                                         COMPANY'S VOTING     NON-VOTING CAPITAL         AFTER THE
                                                         CAPITAL STOCK(1)         STOCK(1)(2)            MERGER(1)
                                                        ------------------   ---------------------   ------------------
                                                        NUMBER OF    % OF    NUMBER OF      % OF     NUMBER OF    % OF
NAME                                                     SHARES      CLASS    SHARES       CLASS      SHARES      CLASS
------------------------------------------------------- ---------    -----   ---------    --------   ---------    -----
DIRECTORS:
  Philip Caldwell(3)...................................      0        --        8,136     *            102,383    *
  Robert F. Spoerry(4).................................      0        --       34,551     1.42  %      644,384    1.72 %
  Reginald H. Jones....................................     70         7.0%     3,633     *             46,598    *
  John D. Macomber.....................................     75         7.5      3,401     *             43,742    *
  Laurence Z.Y. Moh....................................      0        --       28,352     1.16         356,779    0.96
  Thomas P. Salice(3)..................................      0        --       44,188     1.81         556,058    1.49
  Alan W. Wilkinson(3).................................      0        --       44,188     1.81         556,058    1.49
NAMED EXECUTIVE OFFICERS:
  Fred Ort(5)..........................................      0        --        6,076     *             92,177    *
  Karl M. Lang(6)......................................      0        --        6,076     *            118,377    *
  Lukas Braunschweiler(7)..............................      0        --        6,076     *            118,377    *
  John D. Robechek(3)(8)...............................      0        --        5,214     *            107,530    *
All directors and executive officers as a group (15
  persons)(9)..........................................    145        14.5    204,526     9.53       2,958,063    7.84
OTHER 5% SHAREHOLDERS:
  AEA Investors Inc....................................    490        49.0     41,162     1.69         524,145    1.40
  Finlayson Fund Investments PTE LTD...................      0          --    230,526     9.46       2,900,921    7.77
  National Union Fire Insurance Company of Pittsburgh,
     PA................................................      0          --    177,974     7.31       2,239,611    6.00
  Clifton C. Garvin, Jr................................     75         7.5      1,738     *             22,815    *
  Edmund T. Pratt, Jr..................................     75         7.5      5,215     *             66,569    *
  Francis C. Rooney, Jr................................     75         7.5      1,506     *             19,895    *
  Geoffrey T. Boisi....................................     65         6.5      2,579     *             33,272    *
  John R. Opel, Trustee for John R. Opel Revocable
     Trust U/A dated April 7, 1997.....................     75         7.5      2,666     *             34,493    *
  FORMA Investments Limited............................      0          --    135,521     5.6        1,705,385    4.57
  Nassau Capital Funds L.P.............................      0          --    126,050     5.2        1,586,203    4.25
  Novartis AG..........................................      0          --    122,143     5.0        1,537,038    4.12

                                                           (Footnotes next page)

(Footnotes from previous page)

------------------

 * Less than 1%

(1) Based on 1,000 shares of the Company's voting capital stock and 2,436,248 shares of the Company's non-voting capital stock outstanding prior to the Merger and 37,336,801 shares of the Company's Common Stock outstanding after the Merger. The number of shares held by such persons after the Merger assumes no purchases by any such persons in the Offerings. Calculations of percentage of beneficial ownership as of a certain date assume the exercise by only the respective named shareholder of all options for the purchase of common stock held by such shareholder which are exercisable within 60 days from such date.

(2) The shares of the Company's non-voting capital stock include the shares of its Class A common stock and Class C common stock. The percentage of class is determined by combining the Class A common stock and Class C common stock into one class of non-voting capital stock.

(3) Include shares held by, or in trust for, members of such individual's family for which Messrs. Caldwell, Salice, Wilkinson and Robechek disclaim beneficial ownership. Does not include shares held by AEA Investors, of which Messrs. Salice and Wilkinson are officers.

(4) Mr. Spoerry is also a Named Executive Officer. Includes 16,656 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(5) Includes 1,249 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(6) Includes 3,331 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(7) Includes 3,331 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(8) Includes 3,331 shares of common stock issuable upon exercise of options that are exercisable within 60 days from the date hereof.

(9) Includes William Donnelly, who became Vice President, Chief Financial Officer, Treasurer and Assistant Secretary on April 1, 1997, and Fred Ort who ceased to be an executive officer on April 1, 1997 but who remains a non-executive officer.

             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following summary describes the material federal income tax consequences of the Merger to Holding, the Company and the stockholders of the Company. It does not discuss all the tax consequences that may be relevant to the Company's shareholders in special tax situations (such as insurance companies, financial institutions, securities dealers, tax-exempt organizations or shareholders who exercise dissenter's rights) or to the Company's shareholders who acquired their shares of Company common stock pursuant to the exercise of employee stock options or warrants, or otherwise as compensation. The summary also does not discuss tax consequences to holders of the Company's outstanding warrants or stock options. Neither Holding nor the Company has requested a ruling from the Internal Revenue Service (the 'IRS') or an opinion of counsel with regard to any of the tax consequences of the Merger.


     Under present federal income tax law, based upon the assumption that the Merger will take place as described in the Merger Agreement, no gain or loss will be recognized upon the receipt of shares of Common Stock in exchange for shares of the Company's common stock (except to the extent cash is received in lieu of fractional shares). The tax basis of the shares of Common Stock received in the Merger (including any fractional shares of Common Stock deemed received) will be the same as the tax basis of the common stock exchanged therefor, and the holding period for shares of Common Stock received will include the period that the exchanged shares were held by the holder, provided such shares were held as a capital asset. In addition, the Company and Holding will not recognize gain or loss in connection with the Merger.

     A shareholder of the Company who receives cash in lieu of a fractional share of Common Stock will be treated as if the cash were received in payment for such fractional share, and, except as discussed below, such shareholder will therefore recognize gain or loss equal to the difference between the cash received and such shareholder's tax basis in the fractional share. Such gain or loss will be capital gain or loss if the common stock was held as a capital asset and will be long-term capital gain or loss if the common stock was held for more than one year as of the consummation of the Merger. In the case of a non-corporate shareholder of the Company, such long-term capital gain generally will be subject to a maximum tax rate of 28% if the common stock was held for more than 1 year but not more than 18 months and to a maximum tax rate of 20% if the common stock was held for more than 18 months. Shareholders of the Company who are Non-U.S. Holders will generally not recognize gain or loss for federal income tax purposes with respect to the receipt of cash in lieu of fractional shares, unless such stockholders would be subject to federal income tax on a sale of common stock under the rules discussed in 'Certain United States Federal Tax Considerations for Non-United States Holders--Disposition of Common Stock.' See 'Certain United States Federal Tax Considerations for Non-United States Holders.'

     The foregoing discussion is for general information only and is based on currently existing federal income tax law which is subject to change. Any change in applicable law would affect the continuing validity of the discussion. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME TAX LAWS.

                               MT INVESTORS INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report.............................................................................    F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996.............................................    F-3
  Consolidated Statements of Operations for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to October 14, 1996 and for the period October 15, 1996 to December 31,
     1996..................................................................................................    F-4
  Consolidated Statements of Changes in Net Assets / Shareholders' Equity for the years ended December 31,
     1994 and 1995 and for the period January 1, 1996 to October 14, 1996 and
     for the period October 15, 1996 to December 31, 1996..................................................    F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the period
     January 1, 1996 to October 14, 1996 and for the period October 15, 1996 to December 31, 1996..........    F-7
  Notes to Audited Consolidated Financial Statements.......................................................    F-8
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
  Interim Consolidated Balance Sheets as of December 31, 1996 and September 30, 1997.......................   F-27
  Interim Consolidated Statements of Operations for the nine months ended September 30, 1996 and 1997......   F-28
  Interim Consolidated Statements of Changes in Net Assets / Shareholders' Equity for the nine months ended
     September 30, 1996 and 1997...........................................................................   F-29
  Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 1996 and 1997......   F-31
  Notes to the Interim Consolidated Financial Statements...................................................   F-32

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors
MT Investors Inc.

We have audited the accompanying consolidated balance sheets of MT Investors Inc. and subsidiaries (as defined in Note 1 to the Audited Consolidated Financial Statements) as of December 31, 1995 and 1996 and the related consolidated statements of operations, net assets / shareholders' equity and cash flows for each of the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to October 14, 1996, the Predecessor periods, and for the period October 15, 1996 to December 31, 1996, the Successor period. These Audited Consolidated Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Audited Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Audited Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of MT Investors Inc. and subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to October 14, 1996, the Predecessor periods, and for the period October 15, 1996 to December 31, 1996, the Successor period, in conformity with generally accepted accounting principles in the United States of America.

As more fully described in Note 1 to the Audited Consolidated Financial Statements, MT Investors Inc. acquired the Mettler-Toledo Group as of October 15, 1996 in a business combination accounted for as a purchase. As a result of the acquisition, the Audited Consolidated Financial Statements for the Successor period are presented on a different basis of accounting than that of the Predecessor periods, and therefore are not directly comparable.

KPMG FIDES PEAT

Zurich, Switzerland
April 18, 1997

                               MT INVESTORS INC.
                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PREDECESSOR      SUCCESSOR
                                                                                        ------------    ------------
                                                                                        DECEMBER 31,    DECEMBER 31,
                                                                                            1995            1996
                                                                                        ------------    ------------
                                       ASSETS
Current assets:
  Cash and cash equivalents..........................................................     $ 41,402        $ 60,696
  Due from Ciba and affiliates.......................................................       33,072              --
  Trade accounts receivable, less allowances of $9,292 in 1995 and $8,388 in 1996....      159,218         151,161
  Inventories........................................................................      110,986         102,526
  Deferred taxes.....................................................................        6,180           7,565
  Other current assets...............................................................       21,469          17,268
                                                                                        ------------    ------------
       Total current assets                                                                372,327         339,216
Property, plant and equipment, net...................................................      241,018         255,292
Excess of cost over net assets acquired, net of accumulated amortization of $17,268
  in 1995 and $982 in 1996...........................................................       84,425         135,490
Long-term deferred taxes.............................................................       14,312           3,916
Other assets.........................................................................       12,012          37,974

                                                                                        ------------    ------------
       Total assets..................................................................     $724,094        $771,888
                                                                                        ------------    ------------
                                                                                        ------------    ------------
                  LIABILITIES AND NET ASSETS / SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.............................................................     $ 34,389        $ 32,797
  Accrued and other liabilities......................................................      107,118         115,314
  Taxes payable......................................................................       11,737          17,580
  Deferred taxes.....................................................................        7,698           9,132
  Bank and other loans...............................................................       29,513          80,446
  Notes payable to Ciba and affiliates...............................................       91,132              --
                                                                                        ------------    ------------
       Total current liabilities.....................................................      281,587         255,269
Long-term debt payable to Ciba and affiliates........................................      145,097              --
Long-term debt due to third parties..................................................        3,621         373,758
Long-term deferred taxes.............................................................       13,502          30,467
Other long-term liabilities..........................................................       84,303          96,810
                                                                                        ------------    ------------
       Total liabilities.............................................................      528,110         756,304
Minority interest....................................................................        2,730           3,158
Net assets / shareholders' equity:
  Common stock, $0.01 par value per share:
     Class A non-voting, authorized 2,233,117 shares; issued 1,899,779 at December
      31, 1996.......................................................................           --              19
     Class B voting, authorized 1,000 shares; issued 1,000 at December 31, 1996......           --               1
     Class C non-voting, authorized 541,859 shares; issued 537,735 at December 31,
      1996...........................................................................           --               5
  Additional paid-in capital.........................................................           --         188,084
  Accumulated deficit................................................................           --        (159,046)
  Capital employed...................................................................      162,604              --
  Currency translation adjustment....................................................       30,650         (16,637)
                                                                                        ------------    ------------
       Total net assets / shareholders' equity.......................................      193,254          12,426
                                                                                        ------------    ------------
Commitments and contingencies........................................................
Total liabilities and net assets / shareholders' equity..............................     $724,094        $771,888
                                                                                        ------------    ------------
                                                                                        ------------    ------------

  See the accompanying notes to the audited consolidated financial statements

                               MT INVESTORS INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  PREDECESSOR                            SUCCESSOR
                                              ---------------------------------------------------     ----------------
                                              TWELVE MONTHS     TWELVE MONTHS     FOR THE PERIOD       FOR THE PERIOD

                                                  ENDED             ENDED         JANUARY 1, 1996     OCTOBER 15, 1996
                                              DECEMBER 31,      DECEMBER 31,      TO OCTOBER 14,      TO DECEMBER 31,
                                                  1994              1995               1996                 1996
                                              -------------     -------------     ---------------     ----------------
Net sales.................................      $ 769,136         $ 850,415          $ 662,221           $  186,912
Cost of sales.............................        461,629           508,089            395,239              136,820
                                              -------------     -------------     ---------------     ----------------
     Gross profit.........................        307,507           342,326            266,982               50,092
Research and development..................         47,994            54,542             40,244                9,805
Selling, general and administrative.......        224,978           248,327            186,898               59,353
Amortization..............................          6,437             2,765              2,151                1,065
Purchased research and development........             --                --                 --              114,070
Interest expense..........................         13,307            18,219             13,868                8,738
Other charges (income), net...............         (7,716)           (9,331)            (1,332)              17,137
                                              -------------     -------------     ---------------     ----------------
     Earnings (loss) before taxes and
       minority interest..................         22,507            27,804             25,153             (160,076)
Provision for taxes.......................          8,676             8,782             10,055                 (938)
Minority interest.........................            347               768                637                  (92)
                                              -------------     -------------     ---------------     ----------------
     Net earnings (loss)..................      $  13,484         $  18,254          $  14,461           $ (159,046)
                                              -------------     -------------     ---------------     ----------------
                                              -------------     -------------     ---------------     ----------------
Loss per common share:
     Weighted average number of common
       shares.............................                                                               32,199,497
     Loss per common share................                                                               $    (4.94)
                                                                                                      ----------------
                                                                                                      ----------------

  See the accompanying notes to the audited consolidated financial statements

                               MT INVESTORS INC.
    CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS / SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PREDECESSOR
                                                                           --------------------------------------
                                                                             FOR THE TWELVE MONTH PERIODS ENDED
                                                                           DECEMBER 31, 1994 AND 1995 AND FOR THE
                                                                           PERIOD JANUARY 1, 1996 TO OCTOBER 14,
                                                                                            1996
                                                                           --------------------------------------
                                                                                          CURRENCY
                                                                           CAPITAL       TRANSLATION
                                                                           EMPLOYED      ADJUSTMENT       TOTAL
                                                                           --------      ----------      --------

Net assets at December 31, 1993........................................    $202,643       $ (9,122)      $193,521
Capital transactions with Ciba and affiliates..........................       2,002             --          2,002
Net earnings...........................................................      13,484             --         13,484
Change in currency translation adjustment..............................          --         19,187         19,187
                                                                           --------      ----------      --------
Net assets at December 31, 1994........................................     218,129         10,065        228,194
Capital transactions with Ciba and affiliates..........................     (73,779)            --        (73,779)
Net earnings...........................................................      18,254             --         18,254
Change in currency translation adjustment..............................          --         20,585         20,585
                                                                           --------      ----------      --------
Net assets at December 31, 1995........................................     162,604         30,650        193,254
Capital transactions with Ciba and affiliates..........................     (88,404)            --        (88,404)
Net earnings...........................................................      14,461             --         14,461
Change in currency translation adjustment..............................          --         (6,538)        (6,538)
                                                                           --------      ----------      --------
Net assets at October 14, 1996.........................................    $ 88,661       $ 24,112       $112,773
                                                                           --------      ----------      --------
                                                                           --------      ----------      --------

  See the accompanying notes to the audited consolidated financial statements

                               MT INVESTORS INC.
         CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS/SHAREHOLDERS'
                              EQUITY--(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         SUCCESSOR
                                  ---------------------------------------------------------------------------------------
                                                 FOR THE PERIOD FROM OCTOBER 15, 1996 TO DECEMBER 31, 1996
                                  ---------------------------------------------------------------------------------------
                                                         COMMON STOCK
                                  ----------------------------------------------------------
                                        CLASS A             CLASS B             CLASS C        ADDITIONAL
                                  -------------------  ------------------  -----------------    PAID-IN      ACCUMULATED
                                   SHARES     AMOUNT    SHARES    AMOUNT   SHARES    AMOUNT     CAPITAL        DEFICIT
                                  ---------  --------  --------  --------  -------  --------  ------------  -------------
Balance at October 15, 1996......        --    $ --      1,000     $  1         --    $ --      $     --     $        --
New issuance of shares........... 1,899,779      19         --       --    537,735       5       188,084              --
Net loss.........................        --      --         --       --         --      --            --        (159,046)
Change in currency translation
  adjustment.....................        --      --         --       --         --      --            --              --
                                  ---------     ---    --------     ---    -------     ---    ------------  -------------
Balance at December 31, 1996..... 1,899,779    $ 19      1,000     $  1    537,735    $  5      $188,084     $  (159,046)
                                  ---------     ---    --------     ---    -------     ---    ------------  -------------
                                  ---------     ---    --------     ---    -------     ---    ------------  -------------


                                     CURRENCY

                                    TRANSLATION
                                    ADJUSTMENT      TOTAL
                                   -------------  ----------
Balance at October 15, 1996......    $      --    $        1
New issuance of shares...........           --       188,108
Net loss.........................           --      (159,046)
Change in currency translation
  adjustment.....................      (16,637)      (16,637)
                                   -------------  ----------
Balance at December 31, 1996.....    $ (16,637)   $   12,426
                                   -------------  ----------
                                   -------------  ----------

  See the accompanying notes to the audited consolidated financial statements

                               MT INVESTORS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     PREDECESSOR                          SUCCESSOR
                                                  -------------------------------------------------    ----------------
                                                  TWELVE MONTHS    TWELVE MONTHS    FOR THE PERIOD      FOR THE PERIOD
                                                      ENDED            ENDED        JANUARY 1, 1996    OCTOBER 15, 1996
                                                  DECEMBER 31,     DECEMBER 31,     TO OCTOBER 14,     TO DECEMBER 31,
                                                      1994             1995              1996                1996
                                                  -------------    -------------    ---------------    ----------------
Cash flows from operating activities:
  Net earnings (loss)..........................      $13,484          $18,254           $14,461           $ (159,046)
    Adjustments to reconcile net earnings
      (loss) to net cash provided by operating
      activities:
      Depreciation.............................       27,681           30,598            19,512                7,925
      Amortization.............................        6,437            2,765             2,151                1,065
      Write-off of purchased research and
        development and cost of sales
        associated with revaluation of
        inventories............................           --               --                --              146,264
      Net gain on disposal of long-term
        assets.................................       (1,396)          (1,053)             (768)                  --
      Deferred taxes...........................          740             (551)           (1,934)              (4,563)
      Minority interest........................          347              768               637                  (92)
      Increase (decrease) in cash resulting
        from changes in:
          Trade accounts receivable, net.......       (7,410)          (9,979)            9,569              (10,159)
          Inventories..........................         (574)            (607)            1,276                3,350
          Other current assets.................        1,636           (3,058)           14,748              (10,605)
          Trade accounts payable...............       (1,123)           1,437            (3,065)               3,415

          Accruals and other liabilities,
            net................................       (5,728)          13,095             5,948               32,030
                                                  -------------    -------------        -------        ----------------
            Net cash provided by operating
              activities.......................       34,094           51,669            62,535                9,584
                                                  -------------    -------------        -------        ----------------
Cash flows from investing activities:
  Proceeds from sale of property, plant and
    equipment..................................       12,454            4,000             1,606                  736
  Purchase of property, plant and equipment....      (24,916)         (25,858)          (16,649)             (11,928)
  Acquisition of Mettler-Toledo from Ciba......           --               --                --             (314,962)
  Investments in other long term assets, net...          162           (7,484)           (1,632)               4,857
                                                  -------------    -------------        -------        ----------------
            Net cash used in investing
              activities.......................      (12,300)         (29,342)          (16,675)            (321,297)
                                                  -------------    -------------        -------        ----------------
Cash flows from financing activities:
  Borrowings of third party debt...............           --            3,983                --              414,170
  Repayments of third party debt...............         (311)              --           (13,464)                  --
  Proceeds from issuance of common stock.......           --               --                --              188,108
  Ciba and affiliates borrowings
    (repayments)...............................       (9,187)         (15,693)          (26,589)            (184,666)
  Capital transactions with Ciba and
    affiliates.................................        2,002          (37,361)           (7,716)             (80,687)
                                                  -------------    -------------        -------        ----------------
            Net cash provided by (used in)
              financing activities.............       (7,496)         (49,071)          (47,769)             336,925
                                                  -------------    -------------        -------        ----------------
Effect of exchange rate changes on cash and
  cash equivalents.............................       10,040            4,344            (3,394)                (615)
                                                  -------------    -------------        -------        ----------------
Net increase (decrease) in cash and cash
  equivalents..................................       24,338          (22,400)           (5,303)              24,597
Cash and cash equivalents:
  Beginning of period..........................       39,464           63,802            41,402               36,099
                                                  -------------    -------------        -------        ----------------
  End of period................................      $63,802          $41,402           $36,099           $   60,696
                                                  -------------    -------------        -------        ----------------
                                                  -------------    -------------        -------        ----------------
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest...................................      $13,225          $18,927           $ 6,524           $   17,874
    Taxes......................................        9,370            9,970             9,385                2,470
Non-cash financing and investing activities:
  Due to Ciba for capital transactions.........           --           36,418                --                   --

  See the accompanying notes to the audited consolidated financial statements

                               MT INVESTORS INC.
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     (IN THOUSANDS UNLESS OTHERWISE STATED)

1.  BASIS OF PRESENTATION AND ACQUISITION

     MT Investors Inc. ('MT Investors') was incorporated by AEA Investors Inc. ('AEA') in December 1991. It was recapitalized to effect the acquisition of the Mettler-Toledo Group from Ciba-Geigy AG ('Ciba') and its wholly owned subsidiary, AG fur Prazisionsinstrumente ('AGP'). Pursuant to the terms of a stock purchase agreement dated April 2, 1996 between MT Investors, AGP and Ciba, on October 15, 1996 MT Investors acquired the Mettler-Toledo Group in a transaction more fully described below. Between the date of formation and October 15, 1996, MT Investors had no substantive operations.

     In the accompanying Audited Consolidated Financial Statements the terms 'Mettler-Toledo' or the 'Company' when used in situations pertaining to periods prior to October 15, 1996 refer to the combined group of businesses sold by Ciba and when used in situations pertaining to periods subsequent to October 15, 1996 refer to MT Investors Inc. and its consolidated subsidiaries. The combined historical financial information of the business acquired from Ciba prior to the acquisition on October 15, 1996 are referred to as 'Predecessor' while the consolidated financial information of the Company subsequent to the date of acquisition are referred to as 'Successor.'

     The accompanying Audited Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles.

     MT Investors acquired the Company on October 15, 1996 from a subsidiary of Ciba for cash consideration of SFr 504,996 (approximately $402,000) including dividends of SFr 109,406 (approximately $87,100) which were paid to Ciba by the Company in conjunction with the acquisition. In addition, the Company incurred expenses in connection with the acquisition and related financing of approximately $29,000, including approximately $5,500 paid to AEA Investors, and paid approximately $185,000 to settle amounts due to Ciba and affiliates. The Company has accounted for the acquisition using the purchase method of accounting. Accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. The excess of the cost of the acquisition over the fair value of the net assets acquired of approximately $137,500 is being amortized over 32 years. Because of this purchase price allocation, the accompanying financial statements of Successor are not directly comparable to those of the Predecessor.

     The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisition had been completed as of the beginning of each of the periods presented, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based upon their fair values, increased interest expense from the financing of the acquisition and income tax effects. The Company allocated a portion of the purchase price to (i) in-process research and development projects, that have economic value (see Note 2) and (ii) the revaluation of inventories (see Note
4). These adjustments have not been reflected in the following pro forma summary due to their unusual and non-recurring nature. This pro forma summary does not necessarily reflect the results of operations as they would have been if the acquisition had been completed as of the beginning of such periods and is not necessarily indicative of the results which may be obtained in the future.

                                                                          PRO FORMA FINANCIAL INFORMATION
                                                             ----------------------------------------------------------
                                                                         PREDECESSOR                     SUCCESSOR
                                                             -----------------------------------    -------------------
                                                              YEAR ENDED     FOR THE PERIOD FROM    FOR THE PERIOD FROM
                                                             DECEMBER 31,    JANUARY 1, 1996 TO      OCTOBER 15, 1996
                                                                 1995         OCTOBER 14, 1996       DECEMBER 31, 1996
                                                             ------------    -------------------    -------------------
Net sales.................................................     $850,415           $ 662,221              $ 186,912
Net loss..................................................       (5,396)             (3,181)                (3,182)
Loss per common share(1)..................................          N/A                 N/A                  (0.10)

------------------
N/A--Not applicable

(1) The loss per common share for the Successor has been computed assuming the common shares issued in the Acquisition were outstanding at the beginning of the period.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

1.  BASIS OF PRESENTATION AND ACQUISITION--(CONTINUED)
     The foregoing pro forma financial information does not reflect the anticipated benefits to be derived in the future from the Company's 1996 employee reduction programs.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business

     Mettler-Toledo is a manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. The Company also manufacturers and sells certain related laboratory measurement instruments. The Company's manufacturing facilities are located in Switzerland, the United States, Germany and China. The Company's principal executive offices are located in Greifensee, Switzerland.

     Principles of Consolidation

     The Audited Consolidated Financial Statements include all of the entities of the Company. All intercompany transactions and balances have been eliminated.

     Cash and Cash Equivalents


     Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

     Inventories

     Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first in, first out (FIFO) or weighted average cost methods and to a lesser extent the last in, first out (LIFO) method.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight line basis over the estimated useful lives of the assets as follows:

Buildings and improvements.................     15 to 50 years
Machinery and equipment....................     3 to 12 years
Computer software..........................     3 years
Leasehold improvements.....................     Shorter of useful life or lease term

     Beginning January 1, 1996 the Company adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 (SFAS
121), 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.' SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. Adoption of SFAS 121 had no material effect on the Audited Consolidated Financial Statements.

     Excess of cost over net assets acquired

     The excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over 32 years being the expected period to be benefited. The Company assesses the recoverability of such amount by determining whether the amortization of the balance over its remaining life can be recovered from the undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
Company's average cost of funds. The assessment of the recoverability of the excess of cost over net assets acquired will be impacted if estimated future operating cash flows are not achieved.

     Deferred Financing Costs

     Debt financing costs, which were incurred by the Company in connection with borrowings incurred in connection with the acquisition discussed at Note 1, are deferred and amortized, over the life of the underlying indebtedness using the interest method.

     Taxation

     The Company files its own tax returns in each jurisdiction in which it operates. Prior to the acquisition discussed in Note 1, in certain jurisdictions the Company filed its tax returns jointly with other Ciba subsidiaries. The Company had a tax sharing arrangement with Ciba in these countries to share the tax burden or benefits. Such arrangement resulted in each company's tax burden or benefit equating to that which it would have incurred or received if it had been filing a separate tax return.

     Taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States because it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends. Deferred taxes are provided in situations where the Company's subsidiaries plan to make future dividend distributions.

     Research and Development

     Research and development costs are expensed as incurred. Research and development costs, including customer engineering (which represents research and development charged to customers and, accordingly, is included in cost of sales), amounted to approximately $55,600, $62,400, $45,100 and $11,100 for the years ended 1994 and 1995 and for the period from January 1, 1996 to October 14, 1996 and for the period from October 15, 1996 to December 31, 1996, respectively. In connection with the acquisition discussed in Note 1 the Company allocated, based upon independent valuations, $114,070 of the purchase price to purchased research and development in process. Such amount was recorded as an expense in the period from October 15, 1996 to December 31, 1996.

     Currency Translation and Transactions

     The reporting currency for the Audited Consolidated Financial Statements of

the Company is the United States dollar (USD). The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the USD are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such non-USD functional currency operations are translated at the monthly average exchange rates during the year. Translation gains or losses are accumulated as a separate component of net assets/shareholders' equity. Currency transaction gains or losses arising from transactions of Mettler-Toledo companies in currencies other than the functional currency are included in operations at each reporting period.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
     Derivative Financial Instruments

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. Derivative financial instruments in the form of currency forward and option contracts are entered into by the Company primarily as a hedge against anticipated currency exposures. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market values as of each balance sheet date, with the resulting unrealized gains and losses being recognized in financial income or expense, as appropriate.

     Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, accounts receivable, other current assets and current liabilities approximates fair market value because of the short term maturity of these financial instruments. It is not practical to determine the fair value of balances with Ciba due to the related party nature of these financial instruments. See Note 5 and Note 12 for the fair values of the Company's derivative financial instruments and third party debt, respectively. Other financial instruments are not significant to the Audited Consolidated Financial Statements.

     Stock Based Compensation

     The Company applies Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' and related interpretations in accounting for its stock option plan.

     Loss per Common Share

     Loss per common share has been computed using the treasury stock method based upon the weighted average number of common shares, including common share equivalents, outstanding during the Successor period. Common share equivalents result from outstanding options to purchase common stock. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common shares and common share equivalents issued and options granted by the Company at a price less than the initial public offering price during the twelve months preceding the initial filing of the Registration Statement have been included in the loss per common share calculation as if they were outstanding during the period presented.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, 'Earnings per Share.' The Company has yet to determine the effect of this statement on its earnings per share.

     Concentration of Credit Risk

     The Company's revenue base is widely diversified by geographic region and by individual customer. The Company's products are utilized in many different industries, although extensively in the pharmaceutical and chemical industries. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     Revenue Recognition

     Revenue is recognized when title to a product has transferred or services have been rendered. Revenues from service contracts are recognized over the contract period.

     Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

3.  DUE FROM CIBA AND AFFILIATES, NET

     The amount due from Ciba, net was comprised of the following:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Cash pool deposits.........................................................     $ 22,239        $     --
Due from AGP, 6.5%, revolving repayment terms..............................       10,833              --

                                                                              ------------    ------------
                                                                                $ 33,072        $     --
                                                                              ------------    ------------
                                                                              ------------    ------------

     Prior to the acquisition discussed in Note 1, certain Mettler-Toledo companies participated in an arrangement with Ciba whereby excess cash was pooled into an account maintained by Ciba. The net deposit with Ciba in connection with this arrangement bore interest at the short-term money market rates available to Ciba.

     Prior to the acquisition Ciba also performed certain limited administrative services on behalf of the Company. The cost of such services, which was not charged to the Company nor included in the Audited Consolidated Financial Statements, was not significant.

4.  INVENTORIES

     Inventories consisted of the following:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Raw materials and parts....................................................     $ 45,523        $ 41,015
Work-in-progress...........................................................       38,191          31,534
Finished goods.............................................................       30,149          29,982
                                                                              ------------    ------------
                                                                                 113,863         102,531
LIFO reserve...............................................................       (2,877)             (5)
                                                                              ------------    ------------
                                                                                $110,986        $102,526
                                                                              ------------    ------------
                                                                              ------------    ------------

     At December 31, 1995 and 1996, 8.8% and 13.2% respectively, of the Company's inventories (certain U.S. companies only) were valued using the LIFO method of accounting. There were no material liquidations of LIFO inventories during the periods presented.

     In connection with the acquisition discussed in Note 1, the Company allocated approximately $32,200 of the purchase price to revalue certain inventories (principally work-in-process and finished goods) to fair value (net realizable value). Substantially all of such inventories were sold during the period from October 15, 1996 to December 31, 1996.

5.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS


     The Company may be exposed to credit losses in the event of nonperformance by the counterparties to its currency forward and option contracts. The Company has no reason to believe, however, that such counterparties will not be able to fully satisfy their obligations under these contracts.

     At December 31, 1995, the Company had contracts maturing during 1996 to purchase the equivalent of approximately $23,300 and to sell the equivalent of approximately $27,900 in various currencies. At December 31, 1996, the Company had contracts maturing during 1997 to sell the equivalent of approximately $135,000 in various currencies in exchange for Swiss francs. These contracts were used to limit its exposure to

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS--(CONTINUED) currency fluctuations on anticipated future cash flows, primarily for the delivery of United States dollars, German marks, French francs, British pounds and Japanese yen in exchange for Swiss francs.

     At December 31, 1995 and 1996, the fair value of such financial instruments, which the Company recognized as net unrealized gains (losses), was approximately $2,400 and $(5,100), respectively.

6.  OTHER CURRENT ASSETS

     Other current assets consisted of the following:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Prepaid expenses...........................................................     $  4,703        $  5,302
Other (including in 1995 net gains on derivative financial instruments)....       16,766          11,966
                                                                              ------------    ------------
                                                                                $ 21,469        $ 17,268
                                                                              ------------    ------------
                                                                              ------------    ------------

7.  PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, consisted of the following:

                                                                              PREDECESSOR      SUCCESSOR

                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Land.......................................................................     $ 31,535        $ 63,514
Buildings and leasehold improvements.......................................      186,608         120,173
Machinery and equipment....................................................      237,457          75,675
Computer software..........................................................        5,373           3,067
                                                                              ------------    ------------
                                                                                 460,973         262,429
Less accumulated depreciation and amortization.............................     (219,955)         (7,137)
                                                                              ------------    ------------
                                                                                $241,018        $255,292
                                                                              ------------    ------------
                                                                              ------------    ------------

8.  OTHER ASSETS

     Other assets consisted of the following:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Deferred financing fees, net of accumulated amortization of $820 in 1996...     $     --        $ 22,015
Bank deposits--restricted cash.............................................        4,697           5,960
Secured loans..............................................................        2,911           2,805
Other......................................................................        4,404           7,194
                                                                              ------------    ------------
                                                                                $ 12,012        $ 37,974
                                                                              ------------    ------------
                                                                              ------------    ------------

     Bank deposits--restricted cash at December 31, 1995 and 1996 principally represented deposits collateralizing a letter of credit given by a financial institution in connection with one of the Company's subsidiaries in the Peoples Republic of China. Other assets at December 31, 1996 included a loan due from the Company's Chief Executive Officer of approximately $740. Such loan bears an interest rate of 5% and is payable upon demand, which may not be made until 7 years after the date of the loan.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)


9.  BANK AND OTHER LOANS

     Bank and other loans consisted of the following:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Current maturities of long-term debt.......................................     $     --        $  8,968
Borrowings under revolving credit facility.................................           --          51,928
Other short-term borrowings................................................       19,408          19,550
Borrowings under line of credit............................................       10,105              --
                                                                              ------------    ------------
                                                                                $ 29,513        $ 80,446
                                                                              ------------    ------------
                                                                              ------------    ------------

     The weighted average interest rate at December 31, 1995 on the borrowings under the line of credit was approximately 8.0%. The weighted average interest rate at December 31, 1996 on the borrowings under the revolving credit facility was approximately 4.1%. The Company had available revolving lines of credit and swingline facilities for short-term financing of approximately $75,000 at December 31, 1996 (See Note 12).

10.  ACCRUED AND OTHER LIABILITIES

     Accrued and other liabilities consisted of the following:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Accrued payroll and vacation...............................................     $ 26,400        $ 26,239
Social benefits and payroll taxes..........................................        9,563           9,218
Severance and other cost provisions........................................        1,890          12,783
Interest...................................................................        4,731           6,858
Losses on derivative financial instruments.................................           --           5,137
Other taxes payable........................................................        8,190           5,402
Warranty...................................................................        6,420           6,803
Other liabilities..........................................................       49,924          42,874
                                                                              ------------    ------------
                                                                                $107,118        $115,314
                                                                              ------------    ------------
                                                                              ------------    ------------


     Warranties on Mettler-Toledo products are generally for one year. The Company provides for warranty costs, which have not been significant, based on historical experience.

11.  DEBT PAYABLE TO CIBA AND AFFILIATES

     The Company's debt obligations to Ciba and affiliates consisted of the following:

     Short-term borrowings are summarized as follows:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Unsecured notes payable:
AGP, 4.25%, due February 29, 1996..........................................     $ 26,517        $     --
Due to Ciba for capital transactions.......................................       36,418              --
Other unsecured short-term debt to Ciba, varying interest rates and
  maturities...............................................................       28,197              --
                                                                              ------------    ------------
                                                                                $ 91,132        $     --
                                                                              ------------    ------------
                                                                              ------------    ------------

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

11.  DEBT PAYABLE TO CIBA AND AFFILIATES--(CONTINUED)
     Long-term obligations are summarized as follows:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Unsecured notes payable to Ciba and affiliates:
  AGP, 8.4%, due October 14, 1996..........................................     $122,000        $     --
  AGP, 6%, due October 14, 1996............................................       20,000              --
  Other unsecured long-term debt to Ciba, varying interest rates and
     maturities............................................................        3,097              --
                                                                              ------------    ------------

                                                                                $145,097        $     --
                                                                              ------------    ------------
                                                                              ------------    ------------

     Interest expense on debt payable to Ciba and affiliates for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to October 14, 1996 was $10,506, $15,693, and $10,955, respectively.

12.  DEBT PAYABLE TO THIRD PARTIES

     Long-term debt payable to third parties consist of the following:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
9.75% Senior Subordinated Notes due October 1, 2006........................     $     --        $135,000
Credit Agreement:
  Term A Loans, interest at LIBOR plus 2.5% (4.38% at December 31, 1996)
  payable in quarterly installments beginning March 31, 1997 due December
  31, 2002.................................................................           --          92,730
  Term B Loans, interest at LIBOR plus 3.00% (8.53% at December 31, 1996)
  payable in quarterly installments beginning March 31, 1997 due December
  31, 2003.................................................................           --          75,000
  Term C(CH) and C(US) Loans, interest at LIBOR plus 3.25% (8.78% at
  December 31, 1996) payable in quarterly installments beginning March 31,
  1997 due December 31, 2004...............................................           --          72,000
  Revolving credit facility................................................           --          51,928
Other......................................................................        3,621          27,546
                                                                              ------------    ------------
                                                                                   3,621         454,204
Less current maturities....................................................           --          80,446
                                                                              ------------    ------------
                                                                                $  3,621        $373,758
                                                                              ------------    ------------
                                                                              ------------    ------------

     To provide a portion of the financing required for the acquisition and for working capital and for general corporate purposes thereafter, in October, 1996 Mettler-Toledo Holding Inc., a wholly owned subsidiary of the Company, entered into a credit agreement with various banks.

     Loans under the credit agreement consist of: (i) Term A Loans in an aggregate principal amount of SFr. 125,000 ($92,730 at December 31, 1996), (ii) Term B Loans in an aggregate principal amount of $75,000, (iii) Term C(CH) loans in an aggregate principal amount of $32,000, and (iv) Term C(US) Loans in an aggregate principal amount of $40,000 (the Term A Loans, the Term B Loans, the Term C(CH) Loans and Term C(US) Loans are referred to collectively as the 'term loans'), and (v) a multi-currency revolving credit facility that may be borrowed in an aggregate principal amount of $140,000, and includes letter of credit and swingline

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

12. DEBT PAYABLE TO THIRD PARTIES--(CONTINUED) subfacilities available to certain subsidiaries (the 'revolving facility' and together with the term loans, the 'credit facilities').

     Loans under the revolving facility may be repaid and reborrowed and are due in full on February 18, 1997. The Company is required to pay a facility fee equal to 0.05% per annum on the amount of the revolving facility and letter of credit fees on the aggregate face amount of letters of credit under the revolving facility. At December 31, 1996 the Company had available approximately $75,000 of additional borrowing capacity.

     The credit agreement contains covenants that, among other things, limit the Company's ability to incur liens; merge, consolidate or dispose of assets; make loans and investments; incur indebtedness; engage in certain transactions with affiliates; incur certain contingent obligations; pay dividends and other distributions; prepay the Notes; or make capital expenditures. The credit agreement also requires the Company to maintain a minimum net worth and a minimum fixed charge coverage ratio, and to maintain a ratio of total debt to EBITDA below a specified maximum.

     The aggregate maturities of long-term obligations during each of the years 1998 through 2001 are approximately $12,800, $15,600, $19,300 and $23,000, respectively.

     The estimated fair value of the Company's Senior Subordinated Notes at December 31, 1996 was approximately $142,000. The estimated fair value of the obligations under the credit agreement approximate fair value due to the variable rate nature of the obligations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates were based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

13.  SHAREHOLDERS' EQUITY

     As of December 31, 1996, the authorized capital stock of the Company consisted of 2,775,976 shares of common stock, $.01 par value of which 2,233,117 shares were designated as Class A common stock, 1,000 shares were designated as Class B common stock and 541,859 shares were designated as Class C common stock. As of December 31, 1996, the Company had outstanding 1,899,779 shares of Class A common stock, 1,000 shares of Class B common stock and 537,735 shares of Class C common stock. Additionally, 333,117 shares of Class A common stock are reserved for the Company's stock option plan (See Note 14).

     Holders of the Company's common stock have no preemptive, subscription or redemption rights. Except as described below, the Company's three classes of common stock have identical rights under the Company's Certificate of Incorporation and By-laws.

     Dividends or distributions in connection with the liquidation, dissolution or winding up of the affairs of the Company or not paid out of the current and accumulated earnings and profits shall be paid in the following manner. First, exclusively to the holders of the shares of Class A common stock, ratably to each such holder, until the sum of all dividends and distributions to each holder of Class A common stock equals $100 for each share of Class A common stock held by such holder. After each holder of shares of Class A common stock shall have received dividends and distributions totaling $100, then exclusively to the holders of the shares of Class B common and Class C common stock ratably to each such holder until the sum of all dividends and distributions to each holder of Class B common stock and/or Class C common stock equals $100 for each share of Class B common stock and/or Class C common stock held by such holder. After each holder of Class B common stock and Class C common stock shall have received such dividends and distributions, then to all holders of Class A common stock, Class B common stock and/or Class C common stock, ratably to each holder of such shares.

     Class A and C common stock shareholders have no voting rights.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

13.  SHAREHOLDERS' EQUITY--(CONTINUED)
     The foregoing share amounts do not give effect to the conversion of each share of Class A, B and C common stock into 12.58392 shares of Common Stock which will be effective concurrent with the Offerings described elsewhere in this Prospectus (the 'Reorganization') (See Note 20).

14.  STOCK OPTION PLAN

     Effective October 15, 1996, MT Investors adopted a stock option plan to provide certain key employees and/or directors of the Company additional incentive to join and/or remain in the service of the Company as well as to maintain and enhance the long-term performance and profitability of the Company. The plan reserves 333,117 shares of Class A non-voting common stock of MT Investors.

     Under the terms of the plan, options granted shall be nonqualified and the exercise price, as determined by the committee, shall not be less than 100% of the fair market value of the share of such common stock on the date of grant. Options may not be exercised until the fifth anniversary of the date of grant, subject to certain acceleration clauses and expire on October 15, 2006.


     Stock option activity is shown below (per share average option price amounts in whole dollars):

                                                                                          OPTION PRICE
                                                                                      --------------------
                                                                          NUMBER      PER SHARE     TOTAL
                                                                         OF SHARES     AVERAGE      PRICE
                                                                         ---------    ---------    -------
Granted during the period October 15, 1996,
  to December 31, 1996................................................    278,988     $  100.00    $27,899
Exercised.............................................................         --            --         --
Forfeited.............................................................         --            --         --
                                                                         ---------    ---------    -------
Outstanding at December 31, 1996......................................    278,988     $  100.00    $27,899
                                                                         ---------    ---------    -------
                                                                         ---------    ---------    -------
Shares exerciseable at December 31, 1996..............................         --     $      --    $    --
                                                                         ---------    ---------    -------
                                                                         ---------    ---------    -------

     As of the date granted, the weighted-average grant-date fair value of the options was approximately $25.00 per share. Such weighted-average grant-date fair value was determined using an option pricing model assuming: (i) an expected option life of seven years, (ii) no dividends are expected to be paid in the foreseeable future, and (iii) a risk free interest rate of 4%.

     The Company applies Accounting Standards Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan as all options have been issued at fair market value. The Company's net loss for the period October 15, 1996 to December 31, 1996 would not have been materially different had compensation cost been determined consistent with Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 'Accounting for Stock Based Compensation.'

     The foregoing share and per share amounts do not give effect to the Reorganization whereby each outstanding option to purchase shares of the Company's Class A common stock will convert into 12.58392 outstanding options to purchase shares of Common Stock (See Note 20).

15.  BENEFIT PLANS

     Mettler-Toledo maintains a number of retirement plans for the benefit of its employees.

     Certain companies sponsor defined contribution plans. Benefits are determined and funded annually based upon the terms of the plans. Contributions under these plans amounted to $9,042, $9,413, $9,484 and $2,496 in 1994, 1995, for the period January 1, 1996 to October 14, 1996 and for the period October 15, 1996 to December 31, 1996, respectively.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

15.  BENEFIT PLANS--(CONTINUED)
     Certain companies sponsor defined benefit plans. Benefits are also provided to employees under defined benefit plans primarily based upon years of service and employees' compensation for certain periods during the last years of employment.

     The following table sets forth the funded status and amounts recognized in the Audited Consolidated Financial Statements for the Company's principal defined benefit plans at December 31, 1995 and 1996:

                                                         PREDECESSOR                      SUCCESSOR
                                                 ----------------------------    ----------------------------
                                                         DECEMBER 31,                    DECEMBER 31,
                                                             1995                            1996
                                                 ----------------------------    ----------------------------
                                                                  ACCUMULATED                     ACCUMULATED
                                                 ASSETS EXCEED     BENEFITS      ASSETS EXCEED     BENEFITS
                                                  ACCUMULATED       EXCEED        ACCUMULATED       EXCEED
                                                   BENEFITS         ASSETS         BENEFITS         ASSETS
                                                 -------------    -----------    -------------    -----------
Actuarial present value of accumulated benefit
  obligations:
  Vested benefits.............................      $ 8,582        $  90,698        $10,211        $  97,639
  Non-vested benefits.........................           90            3,122             16            2,280
                                                 -------------    -----------    -------------    -----------
                                                      8,672           93,820         10,227           99,919
                                                 -------------    -----------    -------------    -----------
Projected benefit obligations.................       10,737          100,820         12,458          108,504
Plan assets at fair value.....................       10,546           40,091         13,336           50,609
                                                 -------------    -----------    -------------    -----------
Projected benefit obligations in excess of
  (less than) plan assets.....................          191           60,729           (878)          57,895
Unrecognized prior service (cost) benefit.....         (183)             252             --               --
Unrecognized net (losses) gains...............         (188)            (247)            22            1,479
Unrecognized transition obligations...........           --           (3,851)            --               --
                                                 -------------    -----------    -------------    -----------
(Prepaid) accrued pension costs...............      $  (180)       $  56,883        $  (856)       $  59,374
                                                 -------------    -----------    -------------    -----------
                                                 -------------    -----------    -------------    -----------

     The (prepaid) accrued pension costs are recognized in the accompanying Audited Consolidated Financial Statements as other long-term assets and other long term liabilities, respectively.


     The assumed discount rates and rates of increase in future compensation level used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the retirement plans are situated. The range of rates used for the purposes of the above calculations are as follows:

                                                                             1995            1996
                                                                         -------------   -------------
Discount rates........................................................   6.5% to 8.0%    6.0% to 8.5%
Compensation increase rates...........................................   2.5% to 6.0%    2.0% to 6.5%

     The expected long term rates of return on plan assets ranged between 9.5% and 11.0% in 1994, 9.5% and 10.0% for 1995, and 7.0% and 10.0% for 1996.

     The assumptions used above have a significant effect on the reported amounts of projected benefit obligations and net periodic pension cost. For example, increasing the assumed discount rate would have the effect of decreasing the projected benefit obligation and increasing unrecognized net gains.

     Increasing the assumed compensation increase rate would increase the projected benefit obligation and decrease unrecognized net gains. Increasing the expected long-term rate of return on investments would decrease unrecognized net gains.

     Plan assets relate principally to the Company's U.S. companies and consist of equity investments, obligations of the U.S. Treasury or other governmental agencies, and other interest-bearing investments.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

15.  BENEFIT PLANS--(CONTINUED)
     Net periodic pension cost for all of the plans above includes the following components:

                                                           PREDECESSOR                          SUCCESSOR
                                        -------------------------------------------------    ----------------
                                        TWELVE MONTHS    TWELVE MONTHS    FOR THE PERIOD      FOR THE PERIOD
                                            ENDED            ENDED        JANUARY 1, 1996    OCTOBER 15, 1996
                                        DECEMBER 31,     DECEMBER 31,     TO OCTOBER 14,     TO DECEMBER 31,
                                            1994             1995              1996                1996
                                        -------------    -------------    ---------------    ----------------

Service cost (benefits earned during
  the period)........................      $ 3,833          $ 3,668           $ 3,850            $  1,013
Interest cost on projected benefit
  obligations........................        6,426            7,561             6,540               1,721
Actual return on plan assets.........       (2,725)          (8,653)           (6,079)             (1,600)
Net amortization and deferral........         (170)           5,137             2,485                  --
                                        -------------    -------------    ---------------        --------
Net periodic pension expense.........      $ 7,364          $ 7,713           $ 6,796            $  1,134
                                        -------------    -------------    ---------------        --------
                                        -------------    -------------    ---------------        --------

     The Company's U.S. operations provide postretirement medical benefits to their employees. Employee contributions for medical benefits are related to employee years of service.

     The following table sets forth the status of the U.S. postretirement plans and amounts recognized in the Company's Audited Consolidated Financial Statements at December 31, 1995 and 1996:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Accumulated postretirement benefit obligations:
  Retire...................................................................     $ 27,682        $ 25,894
  Fully eligible...........................................................        1,196           3,033
  Other....................................................................        2,361           3,098
                                                                              ------------    ------------
                                                                                  31,239          32,025
Unrecognized net loss......................................................       (6,261)           (540)
Unrecognized prior service benefit.........................................          692              --
Unrecognized transition obligation.........................................       (1,389)             --
                                                                              ------------    ------------
Accrued postretirement benefit cost........................................     $ 24,281        $ 31,485
                                                                              ------------    ------------
                                                                              ------------    ------------

     Net periodic postretirement benefit cost for the above plans includes the following components:

                                                           PREDECESSOR                          SUCCESSOR
                                        -------------------------------------------------    ----------------
                                        TWELVE MONTHS    TWELVE MONTHS    FOR THE PERIOD      FOR THE PERIOD
                                            ENDED            ENDED        JANUARY 1, 1996    OCTOBER 15, 1996
                                        DECEMBER 31,     DECEMBER 31,     TO OCTOBER 14,     TO DECEMBER 31,
                                            1994             1995              1996                1996

                                        -------------    -------------    ---------------    ----------------
Service cost (benefits earned during
  the period)........................      $   333          $   285           $   431            $    114
Interest cost on projected benefit
  obligations........................        2,193            2,371             1,795                 472
Net amortization and deferral........           82               99               343                  --
                                        -------------    -------------    ---------------        --------
Net periodic postretirement benefit
  cost...............................      $ 2,608          $ 2,755           $ 2,569            $    586
                                        -------------    -------------    ---------------        --------
                                        -------------    -------------    ---------------        --------

     The accumulated postretirement benefit obligation and net periodic postretirement benefit cost were principally determined using discount rates of 7.3% in 1994 and 1995, and 7.6% in 1996, and health care cost trend rates ranging from 9.5% to 12.25% in 1994, 1995, and 1996 decreasing to 5.0% in 2005.

     The health care cost trend rate assumption has a significant effect on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. For example, in 1996 the effect of a one-percentage-point

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

15.  BENEFIT PLANS--(CONTINUED)
increase in the assumed health care cost trend rate would be an increase of $3,064 on the accumulated postretirement benefit obligations and an increase of $71 on the aggregate of the service and interest cost components of the net periodic benefit cost.

16.  TAXES

     The sources of the Company's earnings (loss) before taxes and minority interest were as follows:

                                                                             PREDECESSOR
                                                          --------------------------------------------------
                                                          TWELVE MONTHS    TWELVE MONTHS     FOR THE PERIOD
                                                              ENDED            ENDED        JANUARY 1, 1996
                                                          DECEMBER 31,     DECEMBER 31,      TO OCTOBER 14,
                                                              1994             1995               1996
                                                          -------------    -------------    ----------------
Switzerland............................................      $ 9,855          $11,431           $ 21,241
Non-Switzerland........................................       12,652           16,373              3,912
                                                          -------------    -------------    ----------------
Earnings before taxes and minority interest............      $22,507          $27,804           $ 25,153

                                                          -------------    -------------    ----------------
                                                          -------------    -------------    ----------------

                                                                                             SUCCESSOR
                                                                                          ----------------
                                                                                           FOR THE PERIOD
                                                                                          OCTOBER 15, 1996
                                                                                          TO DECEMBER 31,
                                                                                                1996
                                                                                          ----------------
United States..........................................................................      $  (37,293)
Non-United States......................................................................        (122,783)
                                                                                          ----------------
Earnings before taxes and minority interest............................................      $ (160,076)
                                                                                          ----------------
                                                                                          ----------------

     The provision (benefit) for taxes consists of:

                                                                                     CURRENT    DEFERRED     TOTAL
                                                                                     -------    --------    -------
     Predecessor:
       Year ended December 31, 1994:
          Switzerland Federal.....................................................   $ 1,182    $    (32)   $ 1,150
          Switzerland Canton (State) and Local....................................     1,215         (53)     1,162
          Non-Switzerland.........................................................     5,538         826      6,364
                                                                                     -------    --------    -------
                                                                                     $ 7,935    $    741    $ 8,676
                                                                                     -------    --------    -------
                                                                                     -------    --------    -------
       Year ended December 31, 1995:
          Switzerland Federal.....................................................   $   513    $    (92)   $   421
          Switzerland Canton (State) and Local....................................       481        (505)       (24)
          Non-Switzerland.........................................................     8,339          46      8,385
                                                                                     -------    --------    -------
                                                                                     $ 9,333    $   (551)   $ 8,782
                                                                                     -------    --------    -------
                                                                                     -------    --------    -------
       For the period January 1, 1996 to October 14, 1996:
          Switzerland Federal.....................................................   $ 2,152    $   (172)   $ 1,980
          Switzerland Canton (State) and Local....................................     4,305        (344)     3,961
          Non-Switzerland.........................................................     5,532      (1,418)     4,114
                                                                                     -------    --------    -------
                                                                                     $11,989    $ (1,934)   $10,055
                                                                                     -------    --------    -------
                                                                                     -------    --------    -------

     Successor:
       For the period October 15, 1996 to December 31, 1996:
          United States Federal...................................................   $   475    $ (1,556)   $(1,081)
          United States State and Local...........................................       696        (183)       513
          Non-United States.......................................................     2,454      (2,824)      (370)
                                                                                     -------    --------    -------
                                                                                     $ 3,625    $ (4,563)   $  (938)
                                                                                     -------    --------    -------
                                                                                     -------    --------    -------

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

16.  TAXES--(CONTINUED)
     The provision for tax expense (benefit) for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to October 14, 1996 where the Company operated as a group of businesses owned by Ciba differed from the amounts computed by applying the Switzerland federal income tax rate of 9.8% to earnings before taxes and minority interest as a result of the following:

                                                                             PREDECESSOR
                                                          -------------------------------------------------
                                                          TWELVE MONTHS    TWELVE MONTHS    FOR THE PERIOD
                                                              ENDED            ENDED        JANUARY 1, 1996
                                                          DECEMBER 31,     DECEMBER 31,     TO OCTOBER 14,
                                                              1994             1995              1996
                                                          -------------    -------------    ---------------
Expected tax...........................................      $ 2,206          $ 2,725           $ 2,465
Switzerland Canton (state) and local income taxes, net
  of federal income tax benefit........................        1,048              (21)            3,573
Non-deductible intangible amortization.................          249              248               205
Change in valuation allowance..........................         (716)           1,603             1,235
Non-Switzerland income taxes in excess of 9.8%.........        5,591            4,968             2,291
Other, net.............................................          298             (741)              286
                                                          -------------    -------------    ---------------
Total provision for taxes..............................      $ 8,676          $ 8,782           $10,055
                                                          -------------    -------------    ---------------
                                                          -------------    -------------    ---------------

     The provision for tax expense (benefit) for the period October 15, 1996 to December 31, 1996, subsequent to the reorganization of the Company under MT Investors Inc. and the acquisition described in Note 1, differed from the amounts computed by applying the United States federal income tax rate of 35% to the loss before taxes and minority interest.


                                                                                             SUCCESSOR
                                                                                          ----------------
                                                                                           FOR THE PERIOD
                                                                                          OCTOBER 15, 1996
                                                                                          TO DECEMBER 31,
                                                                                                1996
                                                                                          ----------------
Expected tax...........................................................................       $(56,027)
United States state and local income taxes, net of federal income tax benefit..........            333
Non-deductible purchased research and development......................................         39,925
Non-deductible intangible amortization.................................................            336
Change in valuation allowance..........................................................          4,662
Benefits of Non-United States income taxes less than 35%...............................         10,037
Other, net.............................................................................           (204)
                                                                                          ----------------
Total provision for taxes..............................................................       $   (938)
                                                                                          ----------------
                                                                                          ----------------

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

16.  TAXES--(CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Deferred tax assets:
  Inventory................................................................     $  9,706        $  7,974
  Accrued and other liabilities............................................        6,129           7,046
  Deferred loss on sale of subsidiaries....................................        7,807           7,907
  Accrued postretirement benefit costs.....................................        9,227          11,334
  Accrued pension costs....................................................        6,276           7,709
  Net operating loss carryforwards.........................................       10,140          15,817
  Other....................................................................        3,000             408
                                                                              ------------    ------------
Total deferred tax assets..................................................       52,285          58,195
Less valuation allowance...................................................      (21,166)        (46,714)
                                                                              ------------    ------------
Total deferred tax assets less valuation allowance.........................       31,119          11,481

                                                                              ------------    ------------
Deferred tax liabilities:
  Inventory................................................................        5,952           5,618
  Property, plant and equipment............................................       21,675          31,123
  Other....................................................................        4,200           2,858
                                                                              ------------    ------------
Total deferred tax liabilities.............................................       31,827          39,599
                                                                              ------------    ------------
Net deferred tax liability.................................................     $    708        $ 28,118
                                                                              ------------    ------------
                                                                              ------------    ------------

     The net change in the total valuation allowance, including changes resulting from translation of such amounts from the local functional currencies to the reporting currency and the effect of the acquisition discussed in Note 1, for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 to October 14, 1996 and for the period October 15, 1996 to December 31, 1996 was a decrease of $716 for the year ended December 31, 1994, an increase of $1,603 for the year ended December 31, 1995, an increase of $1,111 for the period January 1, 1996 to October 14, 1996 and an increase of $24,437 for the period October 15, 1996 to December 31, 1996. Of the increase in the valuation allowance of $24,437 during the period October 15, 1996 to December 31, 1996, $19,882 was recognized as an increase in goodwill resulting from the acquisition discussed in Note 1. Should a reduction of such valuation allowance be justified in the future, the amount of any reduction would accordingly reduce goodwill.

     The Company has established valuation allowances primarily for net operating losses, deferred losses on the sale of subsidiaries as well as postretirement and pension costs as follows:

                                                                              PREDECESSOR      SUCCESSOR
                                                                              ------------    ------------
                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1995            1996
                                                                              ------------    ------------
Summary of valuation allowances:
  Cumulative net operating losses..........................................     $ 10,140        $ 15,817
  Deferred losses on sale of subsidiaries..................................        7,807           7,907
  Accrued postretirement benefit costs.....................................           --          10,786
  Accrued pension costs....................................................           --           7,336
  Other....................................................................        3,219           4,868
                                                                              ------------    ------------
  Total valuation allowance................................................     $ 21,166        $ 46,714
                                                                              ------------    ------------
                                                                              ------------    ------------

     At December 31, 1996, the Company had net operating loss carryforwards in various countries for income tax purposes of $59,076. Of this amount, $25,131 had no expiration date, relating to subsidiaries in Sweden,

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

16.  TAXES--(CONTINUED)
Belgium, Australia, United Kingdom, Austria, Brazil and France. Additionally, there were operating losses at that date in various other countries in the amount of $33,945 which expire in varying amounts through 2011.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

17.  OTHER CHARGES (INCOME), NET

     Other charges (income) consist of the following for the years ended December 31:

                                                           PREDECESSOR                           SUCCESSOR
                                        --------------------------------------------------    ----------------
                                        TWELVE MONTHS    TWELVE MONTHS     FOR THE PERIOD      FOR THE PERIOD
                                            ENDED            ENDED        JANUARY 1, 1996     OCTOBER 15, 1996
                                        DECEMBER 31,     DECEMBER 31,      TO OCTOBER 14,     TO DECEMBER 31,
                                            1994             1995               1996                1996
                                        -------------    -------------    ----------------    ----------------
Interest income......................      $(4,386)         $(5,388)          $ (3,424)           $ (1,079)
Foreign currency transactions, net...         (478)          (3,242)               220               8,324
Severance and other exit costs.......           --               --              1,872              10,762
Other................................       (2,852)            (701)                --                (870)
                                        -------------    -------------        --------        ----------------
Total................................      $(7,716)         $(9,331)          $ (1,332)           $ 17,137
                                        -------------    -------------        --------        ----------------
                                        -------------    -------------        --------        ----------------

     Severance and other exit costs for the period January 1, 1996 to October 14, 1996 of $1,872 represent employee severance of $1,545 and other exit costs of $327 associated with the closing of its Westerville, Ohio facility. Severance costs for the period October 15, 1996 to December 31, 1996 principally represent employee severance benefits associated with (i) the Company's general headcount reduction programs, in Europe and North America, of $4,557 which were announced during such period, and (ii) the realignment of the analytical and precision balance business in Switzerland of $6,205 which was internally announced in December, 1996. In connection with such programs the Company reduced its workforce by 168 employees in 1996 and intends to further reduce its workforce by approximately 70 employees.

     Other income in 1994 and 1995 primarily relates to gains from sales of property, and in 1994 to a gain on sale of a cost basis investment.

18.  COMMITMENTS AND CONTINGENCIES

     Operating Leases

     The Company leases certain of its facilities and equipment under operating leases. The future minimum lease payments under non-cancelable operating leases are as follows at December 31, 1996:

1997...........................................................   $11,582
1998...........................................................     8,521
1999...........................................................     5,494
2000...........................................................     2,236
2001...........................................................     1,298
Thereafter.....................................................     1,447
                                                                  -------
  Total........................................................   $30,578
                                                                  -------
                                                                  -------

     Rent expense for operating leases amounted to $16,493, $13,034 and $3,430 in 1995 and for the period January 1, 1996 to October 14, 1996 and for the period October 15, 1996 to December 31, 1996, respectively.

    Legal

     The Company is party to various legal proceedings, including certain environmental matters, incidental to the normal course of business. Management does not expect that any of such proceedings will have a material adverse effect on the Company's financial condition or results of operations.

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

19.  GEOGRAPHIC SEGMENT INFORMATION

     The tables below shows the Company's operations by geographic region. Transfers between geographic regions are priced to reflect consideration of market conditions and the regulations of the countries in which the transferring entities are located.

                                                                    TRANSFERS
                                                                     BETWEEN        TOTAL         EARNINGS
       TWELVE MONTHS ENDED          NET SALES BY    NET SALES BY    GEOGRAPHIC    NET SALES    BEFORE INTEREST

        DECEMBER 31 1994            DESTINATION        ORIGIN         AREAS       BY ORIGIN       AND TAXES
---------------------------------   ------------    ------------    ----------    ---------    ---------------
Switzerland (1)..................     $ 31,992        $ 89,495      $  133,583    $ 223,078        $10,516
Germany..........................      126,527         133,772          37,056      170,828         10,034
Other Europe.....................      215,230         192,557             776      193,333          1,665
                                    ------------    ------------    ----------    ---------    ---------------
Total Europe.....................      373,749         415,824         171,415      587,239         22,215
United States....................      269,034         300,244          29,877      330,121         10,111
Other Americas...................       56,628          33,204              64       33,268            939
                                    ------------    ------------    ----------    ---------    ---------------
Total Americas...................      325,662         333,448          29,941      363,389         11,050
Asia and other...................       69,725          19,864              75       19,939            238
Eliminations.....................           --              --        (201,431)    (201,431)        (2,553)
                                    ------------    ------------    ----------    ---------    ---------------
Totals...........................     $769,136        $769,136      $       --    $ 769,136        $30,950
                                    ------------    ------------    ----------    ---------    ---------------
                                    ------------    ------------    ----------    ---------    ---------------

                                                                   TRANSFERS
                                                                    BETWEEN        TOTAL         EARNINGS
      TWELVE MONTHS ENDED          NET SALES BY    NET SALES BY    GEOGRAPHIC    NET SALES    BEFORE INTEREST      TOTAL
       DECEMBER 31, 1995           DESTINATION        ORIGIN         AREAS       BY ORIGIN       AND TAXES        ASSETS
--------------------------------   ------------    ------------    ----------    ---------    ---------------    ---------
Switzerland (1).................     $ 41,820        $102,712      $  159,453    $ 262,165        $ 6,316        $ 593,955
Germany.........................      151,974         158,393          47,379      205,772         14,799          196,460
Other Europe....................      247,802         228,939             799      229,738          2,080          123,431
                                   ------------    ------------    ----------    ---------    ---------------    ---------
Total Europe....................      441,596         490,044         207,631      697,675         23,195          913,846
United States...................      263,945         298,053          29,578      327,631          7,363          257,956
Other Americas..................       52,966          32,732             131       32,863            950           14,474
                                   ------------    ------------    ----------    ---------    ---------------    ---------
Total Americas..................      316,911         330,785          29,709      360,494          8,313          272,430
Asia and other..................       91,908          29,586              97       29,683          2,331           31,777
Eliminations....................           --              --        (237,437)    (237,437)         3,554         (493,959)
                                   ------------    ------------    ----------    ---------    ---------------    ---------
Totals..........................     $850,415        $850,415      $       --    $ 850,415        $37,393        $ 724,094
                                   ------------    ------------    ----------    ---------    ---------------    ---------
                                   ------------    ------------    ----------    ---------    ---------------    ---------

                                                                   TRANSFERS
         FOR THE PERIOD                                             BETWEEN        TOTAL         EARNINGS
       JANUARY 1, 1996 TO          NET SALES BY    NET SALES BY    GEOGRAPHIC    NET SALES    BEFORE INTEREST
        OCTOBER 14, 1996           DESTINATION        ORIGIN         AREAS       BY ORIGIN       AND TAXES
--------------------------------   ------------    ------------    ----------    ---------    ---------------
Switzerland (1).................     $ 32,282        $ 74,303      $  126,423    $ 200,726        $17,299

Germany.........................      104,961         114,015          35,583      149,598          9,631
Other Europe....................      186,823         171,061             840      171,901          1,928
                                   ------------    ------------    ----------    ---------    ---------------
Total Europe....................      324,066         359,379         162,846      522,225         28,858
United States...................      217,636         246,180          22,753      268,933          8,508
Other Americas..................       47,473          25,925               3       25,928            618
                                   ------------    ------------    ----------    ---------    ---------------
Total Americas..................      265,109         272,105          22,756      294,861          9,126
Asia and other..................       73,046          30,737             265       31,002          1,241
Eliminations....................           --              --        (185,867)    (185,867)        (3,408)
                                   ------------    ------------    ----------    ---------    ---------------
Totals..........................     $662,221        $662,221      $       --    $ 662,221        $35,817
                                   ------------    ------------    ----------    ---------    ---------------
                                   ------------    ------------    ----------    ---------    ---------------

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

19.  GEOGRAPHIC SEGMENT INFORMATION--(CONTINUED)

                                                                      TRANSFERS
          FOR THE PERIOD                                               BETWEEN        TOTAL         EARNINGS
        OCTOBER 15, 1996 TO           NET SALES BY    NET SALES BY    GEOGRAPHIC    NET SALES    BEFORE INTEREST     TOTAL
         DECEMBER 31, 1996            DESTINATION        ORIGIN         AREAS       BY ORIGIN     AND TAXES(2)       ASSETS
-----------------------------------   ------------    ------------    ----------    ---------    ---------------    --------
Switzerland (1)....................     $  8,415        $ 15,892       $ 39,570     $  55,462       $ (99,233)      $432,387
Germany............................       29,688          29,117         10,965        40,082          (5,209)       170,845
Other Europe.......................       58,598          59,688            485        60,173          (4,971)       126,063
                                      ------------    ------------    ----------    ---------    ---------------    --------
Total Europe.......................       96,701         104,697         51,020       155,717        (109,413)       729,295
United States......................       56,405          64,109          6,731        70,840         (32,519)       477,762
Other Americas.....................       13,436           7,371              3         7,374            (753)        17,730
                                      ------------    ------------    ----------    ---------    ---------------    --------
Total Americas.....................       69,841          71,480          6,734        78,214         (33,272)       495,492
Asia and other.....................       20,370          10,735             28        10,763          (1,919)        48,245
Eliminations.......................           --              --        (57,782)      (57,782)            511       (501,144)
                                      ------------    ------------    ----------    ---------    ---------------    --------
Totals.............................     $186,912        $186,912       $     --     $ 186,912       $(144,093)      $771,888
                                      ------------    ------------    ----------    ---------    ---------------    --------
                                      ------------    ------------    ----------    ---------    ---------------    --------

------------------
(1) Includes Corporate.

(2) The effect of non-recurring acquisition charges arising from in-process research and development projects ($114.1 million) and the revaluation of inventories to fair value ($32.2 million) by region are as follows:

Europe...........................     $108,100
Americas.........................       36,000
Asia/Rest of World...............        2,200
                                      --------
                                      --------

20. SUBSEQUENT EVENTS (UNAUDITED)

     Reorganization

     Concurrently with the Offerings described elsewhere in this Prospectus (i) Mettler-Toledo Holding, Inc. will be merged with and into MT Investors (the 'Merger'), with MT Investors being the surviving corporation, (ii) as part of the Merger, MT Investors will convert each share of its existing Class A, Class B and Class C common stock, into 12.58392 shares of Common Stock and (iii) MT Investors will change its name to Mettler-Toledo International Inc. In the Merger, holders who would receive fractional shares will instead receive a cash payment at the public offering price.

     The following table presents the Company's actual shareholders' equity at December 31, 1996 and pro forma shareholders' equity at such date after giving effect to the Reorganization. Concurrent with the Reorganization, the Company will increase its authorized shares of Common Stock to 125,000,000 shares.

                                                                                            ACTUAL      PRO FORMA
                                                                                           ---------    ---------
Common stock, $0.01 par value per share:
  Class A non-voting, authorized 2,233,117 shares; issued 1,899,779.....................   $      19           --
  Class B voting, authorized 1,000 shares; issued 1,000.................................           1           --
  Class C non-voting, authorized 541,859 shares; issued 537,735.........................           5           --
  Common Stock, authorized 125,000,000 shares; issued 30,686,065 shares.................          --    $     307
Additional paid-in capital..............................................................     188,084      187,802
Accumulated deficit.....................................................................    (159,046)    (159,046)
Currency translation adjustment.........................................................     (16,637)     (16,637)
                                                                                           ---------    ---------
     Total shareholders' equity.........................................................   $  12,426    $  12,426
                                                                                           ---------    ---------
                                                                                           ---------    ---------

                               MT INVESTORS INC.
      NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

20. SUBSEQUENT EVENTS (UNAUDITED)--(CONTINUED)
     At December 31, 1996, after giving effect to the Reorganization, the Company has outstanding 3,510,763 options to purchase Common Stock at a per share average price of $7.95.

     Preferred Stock

     The Board of Directors, without further shareholder authorization, will be authorized to issue up to 10 million shares of preferred stock, par value $0.01 per share (the 'Preferred Stock') in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the Common Stock and one or more series of the Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the Common Stock and one or more series of the Preferred Stock. Although the Company has no present plans to issue any shares of Preferred Stock following the consummation of the Offerings, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

                               MT INVESTORS INC.
                      INTERIM CONSOLIDATED BALANCE SHEETS
                    DECEMBER 31, 1996 AND SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                                                        SUCCESSOR         SUCCESSOR
                                                                                       ------------     -------------
                                                                                       DECEMBER 31,     SEPTEMBER 30,
                                                                                           1996            1997
                                                                                       ------------     -------------
                                                                                                        (UNAUDITED)
                                       ASSETS
Current assets:
  Cash and cash equivalents.........................................................     $ 60,696        $  33,158
  Trade accounts receivable, net....................................................      151,161          148,826
  Inventories.......................................................................      102,526          106,129
  Deferred taxes....................................................................        7,565           10,956
  Other current assets..............................................................       17,268           21,975
                                                                                       ------------    -------------
       Total current assets.........................................................      339,216          321,044
Property, plant and equipment, net..................................................      255,292          233,480
Excess of cost over net assets acquired, net........................................      135,490          181,902
Long-term deferred taxes............................................................        3,916            4,825
Other assets........................................................................       37,974           26,926
                                                                                       ------------    -------------
       Total assets.................................................................     $771,888        $ 768,177

                                                                                       ------------    -------------
                                                                                       ------------    -------------
                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Trade accounts payable............................................................     $ 32,797        $  27,226
  Accrued and other liabilities.....................................................      115,314          135,096
  Taxes payable.....................................................................       17,580           27,940
  Deferred taxes....................................................................        9,132            8,621
  Bank and other loans..............................................................       80,446           56,559
                                                                                       ------------    -------------
       Total current liabilities....................................................      255,269          255,442
Long-term debt due to third parties.................................................      373,758          429,033
Long-term deferred taxes............................................................       30,467           26,001
Other long-term liabilities.........................................................       96,810           90,307
                                                                                       ------------    -------------
       Total liabilities............................................................      756,304          800,783
Minority interest...................................................................        3,158            3,655
Shareholders' equity (deficit):
  Common stock, $0.01 par value per share:
    Class A non-voting, authorized 2,233,117 shares at December 31, 1996 and
      2,235,896 at September 30, 1997; issued 1,899,779 at December 31, 1996 and
      1,898,795 (excluding 3,984 shares held in treasury) at September 30, 1997.....           19               19
    Class B voting, authorized 1,000 shares; issued 1,000 at December 31, 1996 and
      September 30, 1997............................................................            1                1
    Class C non-voting, authorized 541,859 shares; issued 537,735 at December 31,
      1996 and 537,453 (excluding 1,139 shares held in treasury) at September 30,
      1997..........................................................................            5                5
  Additional paid-in capital........................................................      188,084          187,986
  Accumulated deficit...............................................................     (159,046)        (195,617)
  Currency translation adjustment...................................................      (16,637)         (28,655)
                                                                                       ------------    -------------
       Total shareholders' equity (deficit).........................................       12,426          (36,261)
                                                                                       ------------    -------------
Total liabilities and shareholders' equity (deficit)................................     $771,888        $ 768,177
                                                                                       ------------    -------------
                                                                                       ------------    -------------

  See the accompanying notes to the interim consolidated financial statements

                               MT INVESTORS INC.
                 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     PREDECESSOR        SUCCESSOR
                                                                                    -------------     -------------
                                                                                    SEPTEMBER 30,     SEPTEMBER 30,
                                                                                        1996              1997
                                                                                    -------------     -------------

                                                                                    (UNAUDITED)       (UNAUDITED)
Net sales.......................................................................      $ 624,733        $   633,743
Cost of sales...................................................................        374,121            359,080
                                                                                    -------------     -------------
  Gross profit..................................................................        250,612            274,663
Research and development........................................................         37,930             34,494
Selling, general and administrative.............................................        175,645            189,594
Amortization....................................................................          2,038              4,449
Purchased research and development..............................................             --             29,959
Interest expense................................................................         12,579             28,199
Other charges (income), net.....................................................           (226)             7,316
                                                                                    -------------     -------------
  Earnings (loss) before taxes
     minority interest and extraordinary item...................................         22,646            (19,348)
Provision for taxes.............................................................          8,901              7,296
Minority interest...............................................................            609                375
                                                                                    -------------     -------------
  Earnings (loss) before extraordinary item.....................................         13,136            (27,019)
Extraordinary item--debt extinguishment.........................................             --             (9,552)
                                                                                    -------------     -------------
  Net earnings (loss)...........................................................      $  13,136        $   (36,571)
                                                                                    -------------     -------------
                                                                                    -------------     -------------
Loss per common share:
  Weighted average number of common shares......................................                        32,199,497
  Loss per common share before extraordinary item...............................                       $     (0.84)
  Extraordinary item............................................................                             (0.30)
                                                                                                      -------------
  Loss per common share.........................................................                       $     (1.14)
                                                                                                      -------------
                                                                                                      -------------

  See the accompanying notes to the interim consolidated financial statements

                               MT INVESTORS INC.
                   INTERIM CONSOLIDATED STATEMENTS OF CHANGES
                 IN NET ASSETS / SHAREHOLDERS' EQUITY (DEFICIT)
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 (IN THOUSANDS)

                                                                                 PREDECESSOR
                                                                      ----------------------------------
                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                                                                     1996
                                                                      ----------------------------------
                                                                                   CURRENCY
                                                                      CAPITAL     TRANSLATION
                                                                      EMPLOYED    ADJUSTMENT     TOTAL
                                                                      --------    ----------    --------

Net assets at December 31, 1995....................................   $162,604     $ 30,650     $193,254
Capital transactions with Ciba and affiliates......................    (88,404)          --      (88,404)
Net earnings.......................................................     13,136           --       13,136
Change in currency translation adjustment..........................         --       (6,301)      (6,301)
                                                                      --------    ----------    --------
Net assets at September 30, 1996...................................   $ 87,336     $ 24,349     $111,685
                                                                      --------    ----------    --------
                                                                      --------    ----------    --------

  See the accompanying notes to the interim consolidated financial statements

                               MT INVESTORS INC.
                   INTERIM CONSOLIDATED STATEMENTS OF CHANGES
                 IN NET ASSETS / SHAREHOLDERS' EQUITY (DEFICIT)
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SUCCESSOR
                          ------------------------------------------------------------------------------------------------------
                                                           NINE MONTHS ENDED SEPTEMBER 30, 1997
                          ------------------------------------------------------------------------------------------------------
                                                 COMMON STOCK
                          ----------------------------------------------------------
                                CLASS A             CLASS B             CLASS C        ADDITIONAL                    CURRENCY
                          -------------------  ------------------  -----------------    PAID-IN      ACCUMULATED    TRANSLATION
                           SHARES     AMOUNT    SHARES    AMOUNT   SHARES    AMOUNT     CAPITAL        DEFICIT      ADJUSTMENT
                          ---------  --------  --------  --------  -------  --------  ------------  -------------  -------------
Balance at December 31,
  1996................... 1,899,779    $ 19      1,000     $  1    537,735    $  5      $188,084      $(159,046)     $ (16,637)
New issuance of shares...     3,000      --         --       --        857      --           300             --             --
Net loss.................        --      --         --       --         --      --            --        (36,571)            --
Change in currency
  translation
  adjustment.............        --      --         --       --         --      --            --             --        (12,018)
Purchase of treasury
  stock..................    (3,984)     --         --       --     (1,139)     --          (398)            --             --
                          ---------     ---    --------     ---    -------     ---    ------------  -------------  -------------
Balance at September 30,
  1997................... 1,898,795    $ 19      1,000     $  1    537,453    $  5      $187,986      $(195,617)     $ (28,655)
                          ---------     ---    --------     ---    -------     ---    ------------  -------------  -------------
                          ---------     ---    --------     ---    -------     ---    ------------  -------------  -------------


                            TOTAL
                           --------
Balance at December 31,
  1996...................  $ 12,426

New issuance of shares...       300
Net loss.................   (36,571)
Change in currency
  translation
  adjustment.............   (12,018)
Purchase of treasury
  stock..................      (398)
                           --------
Balance at September 30,
  1997...................  $(36,261)
                           --------
                           --------

  See the accompanying notes to the interim consolidated financial statements

                               MT INVESTORS INC.
                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 (IN THOUSANDS)

                                                                                      PREDECESSOR        SUCCESSOR
                                                                                     -------------     -------------
                                                                                     SEPTEMBER 30,     SEPTEMBER 30,
                                                                                         1996              1997
                                                                                     -------------     -------------
                                                                                      (UNAUDITED)       (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss).............................................................     $  13,136         $ (36,571)
     Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
          Depreciation............................................................        18,630            17,784
          Amortization............................................................         2,038             4,449
          Write-off of purchased research and development and cost of sales
             associated with revaluation of inventories...........................            --            32,013
          Extraordinary item--debt extinguishment.................................            --             9,552
          Net gain on disposal of long-term assets................................          (768)             (126)
          Deferred taxes..........................................................        (1,211)           (6,804)
          Minority interest.......................................................           272               375
          Increase (decrease) in cash resulting from changes in:
            Trade accounts receivable, net........................................         9,707              (920)
            Inventories...........................................................          (502)           (4,715)
            Other current assets..................................................       (29,261)           (3,404)
            Trade accounts payable................................................        (3,525)           (7,344)
            Accruals and other liabilities, net...................................        49,408            25,987
                                                                                     -------------     -------------
               Net cash provided by operating activities..........................        57,924            30,276
                                                                                     -------------     -------------
Cash flows from investing activities:

  Proceeds from sale of property, plant and equipment.............................         1,254            15,913
  Purchase of property, plant and equipment.......................................       (14,985)          (13,299)
  Purchase of Safeline Limited....................................................            --           (74,908)
  Investments in other long term assets, net......................................        (2,869)           (6,679)
                                                                                     -------------     -------------
               Net cash used in investing activities..............................       (16,600)          (78,973)
                                                                                     -------------     -------------
Cash flows from financing activities:
  Borrowings of third party debt..................................................            --           314,657
  Repayments of third party debt..................................................       (13,464)         (289,392)
  Proceeds from issuance of common stock..........................................            --               300
  Purchase of treasury stock......................................................            --              (398)
  Ciba and affiliates repayments..................................................       (26,589)               --
  Capital transactions with Ciba and affiliates...................................        (7,716)               --
                                                                                     -------------     -------------
               Net cash provided by (used) in financing activities................       (47,769)           25,167
                                                                                     -------------     -------------
Effect of exchange rate changes on cash and cash equivalents......................        (1,879)           (4,008)
                                                                                     -------------     -------------
Net increase (decrease) in cash and cash equivalents..............................        (8,324)          (27,538)
Cash and cash equivalents:
  Beginning of period.............................................................        41,402            60,696
                                                                                     -------------     -------------
  End of period...................................................................     $  33,078         $  33,158
                                                                                     -------------     -------------
                                                                                     -------------     -------------

  See the accompanying notes to the interim consolidated financial statements

                               MT INVESTORS INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

1.   BASIS OF PRESENTATION

     The accompanying interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles on a basis which reflects the interim consolidated financial statements of MT Investors Inc. ('MT Investors'). MT Investors was incorporated by AEA Investors Inc. ('AEA') in December 1991. It was recapitalized to effect the acquisition (the 'Acquisition') of the Mettler-Toledo Group from Ciba-Geigy AG ('Ciba') and its wholly owned subsidiary, AG fur Prazisionsinstrumente ('AGP'). Pursuant to the terms of a stock purchase agreement dated April 2, 1996 between MT Investors, AGP and Ciba, on October 15, 1996 MT Investors acquired the Mettler-Toledo Group in a business combination accounted for as a purchase. Between the date of formation and October 15, 1996, MT Investors had no substantive operations.

     In the accompanying interim consolidated financial statements the terms 'Mettler-Toledo' or the 'Company' when used in situations pertaining to periods prior to October 15, 1996 refer to the combined group of businesses sold by Ciba and when used in situations pertaining to periods subsequent to October 15, 1996 refer to MT Investors and its consolidated subsidiaries. The combined historical financial information of the business acquired from Ciba prior to the Acquisition on October 15, 1996 are referred to as 'Predecessor' while the consolidated financial information of the Company subsequent to the date of the Acquisition are referred to as 'Successor'. Because of purchase price accounting for the Acquisition and the additional interest expense from debt incurred to finance the Acquisition, the accompanying interim financial statements of the Successor are not directly comparable to those of the Predecessor.

     The accompanying interim consolidated financial statements of the Company have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The accompanying interim consolidated financial statements as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 should be read in conjunction with the December 31, 1995 and 1996 Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Registration Statement.

     The accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year ending December 31, 1997.

     Debt refinancing

     On May 29, 1997, the Company refinanced its previous credit facility and entered into the Company's current credit facility (the 'Credit Agreement'). The Credit Agreement provides for term loan borrowings in an aggregate principal amount of approximately $133.8 million, SFr 171.5 million and pounds 26.7 million, that are scheduled to mature between 2002 and 2004, a Canadian revolving credit facility with availability of CDN $26.3 million and a multi-currency revolving credit facility with availability of $151.0 million. The revolving credit facilities are scheduled to mature in 2002.

     The Company recorded an extraordinary item--debt extinguishment of $9.6 million representing a one time charge for the write-off of capitalized debt issuance fees and related expenses associated with the Company's previous credit facility.

     Safeline acquisition

     On May 30, 1997, the Company purchased (the 'Safeline Acquisition') the entire issued share capital of Safeline Limited ('Safeline'), a manufacturer of metal detection systems based in Manchester in the United Kingdom, for approximately pounds 61.0 million (approximately $100.0 million), plus up to an additional pounds 6.0 million ($10.0 million) for a contingent earn-out payment. In October 1997, the Company made an additional payment, representing a post-closing adjustment, of pounds 1.9 million (approximately $3.1 million at October 3, 1997). Such

                               MT INVESTORS INC.
      NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

1.   BASIS OF PRESENTATION--(CONTINUED)
amount will be accounted for as additional purchase price. Under the terms of the agreement the Company paid approximately pounds 47.3 million ($77.4 million) of the purchase price in cash, provided by amounts loaned under its Credit Agreement, with the remaining balance of approximately pounds 13.7 million ($22.4 million) paid in the form of seller loan notes which mature May 30, 1999. In connection with the Safeline Acquisition the Company incurred expenses of approximately $2.0 million which have been accounted for as part of the purchase price.

     The Company has accounted for the Safeline Acquisition using the purchase method of accounting. Accordingly, the costs of the Safeline Acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. Approximately $30.0 million of the purchase price was attributed to purchased research and development in process. Such amount was expensed immediately in the second quarter of 1997. The technological feasibility of the products being developed had not been established as of the date of the Safeline Acquisition. The Company expects that the projects underlying these research and development efforts will be substantially complete over the next two years. The Company spends more than $40.0 million annually on research and development; however, ultimately achieving technological feasibility cannot be assured for these projects or others. In addition, the Company allocated approximately $2.1 million of the purchase price to revalue certain finished goods inventories to fair value. Substantially all of such inventories were sold in the second quarter of 1997. The excess of the cost of the Safeline Acquisition over the fair value of the net assets acquired of approximately $62.0 million is being amortized over 30 years. The purchase price allocation is subject to adjustment. The results of operations and cash flows of Safeline have been consolidated with those of the Company from the date of the Safeline Acquisition.

     Restructuring charge

     The Company recorded a restructuring charge of approximately $3.3 million during the third quarter ended September 30, 1997. The Company expects to recognize an additional restructuring charge of approximately $3.0 million during the fourth quarter ending December 31, 1997 for restructuring activities not initiated until October of this year. Both charges are in connection with the closure of three facilities in North America and are comprised primarily of severance and other related benefits and costs of existing facilities, including lease termination costs and write-down of existing assets to their expected net realizable value. The Company expects these actions will be completed in 1998 and that the two owned facilities will be sold after that period. In connection with the closure of these facilities, the Company expects to involuntarily terminate approximately 70 employees. The Company is undertaking these actions as part of its efforts to reduce costs through reengineering. When complete, these actions will enable the Company to close certain operations and realize cost savings estimated at approximately $2.5 million on an annual basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business

     Mettler-Toledo is a manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. The Company also manufactures and sells certain related laboratory measurement instruments. The Company's manufacturing facilities are located in Switzerland, the United States, Germany, the U.K. and China.

     Inventories

     Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using either the first in, first out (FIFO) or weighted average cost method. Two companies in the U.S. use the last in, first out (LIFO) cost method.

                               MT INVESTORS INC.
      NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
Inventories consisted of the following at December 31, 1996 and September 30, 1997:

                                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                                 1996            1997
                                                                             ------------    -------------
     Raw materials and parts..............................................     $ 41,015        $  41,843
     Work in progress.....................................................       31,534           33,206
     Finished goods.......................................................       29,982           31,204
                                                                             ------------    -------------
                                                                                102,531          106,253
     LIFO reserve.........................................................           (5)            (124)
                                                                             ------------    -------------
                                                                               $102,526        $ 106,129
                                                                             ------------    -------------
                                                                             ------------    -------------

     Interest Rate Agreements

     In July 1997, the Company entered into three year interest rate cap agreements to limit the impact of increases in interest rates on $150.0 million of U.S. dollar based debt. These agreements 'cap' the effects of an increase in three month LIBOR above 8.5%. In addition, the Company has entered into three year interest rate swap agreements which swap the interest obligation associated with $100.0 million of U.S. dollar based debt from variable to fixed. The fixed rate associated with the swap is 6.09% plus the Company's normal interest margin. The swap is effective at three month LIBOR rates up to 7.00%.

     In August 1997, the Company entered into certain three year interest rate swap agreements that fix the interest obligation associated with SFr 112.5 million of Swiss Franc based debt at rates varying between 2.17% and 2.49%.

     The Company has designated such interest rate agreements as hedges of certain of its long-term debt payable and recognizes interest differentials as adjustments to interest expense in the period they occur. Premiums paid on interest rate cap agreements are amortized over the terms of the agreements.

     Loss per Common Share

     Loss per common share has been computed using the treasury stock method based upon the weighted average number of common shares, including common share equivalents, outstanding during the Successor period. Common share equivalents result from outstanding options to purchase common stock. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common shares and common share equivalents issued and options granted by the Company at a price less than the initial public offering price during the twelve months preceding the initial filing of the Registration Statement have been included in the loss per common share calculation as if they were outstanding during the period presented.

     Stock Option Plan

     At September 30, 1997, the Company has outstanding 281,078 options to purchase the Company's Class A common stock at a per share average price of $100.00. After giving effect to the Reorganization (See Note 3), the Company has outstanding 3,537,063 options to purchase common stock at a per share average price of $7.95.

3.   SUBSEQUENT EVENTS

     Reorganization

     Concurrently with the Offerings described elsewhere in this Prospectus (i) Mettler-Toledo Holding, Inc. will be merged with and into MT Investors (the 'Merger'), with MT Investors being the surviving corporation, (ii) as part of the Merger, MT Investors will convert each share of its existing Class A, Class B and Class C

                               MT INVESTORS INC.
      NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                     (IN THOUSANDS UNLESS OTHERWISE STATED)

3.   SUBSEQUENT EVENTS--(CONTINUED)
common stock, into 12.58392 shares of Common Stock and (iii) MT Investors will change its name to Mettler-Toledo International Inc. In the Merger, holders who would receive fractional shares will instead receive a cash payment at the public offering price.

     The following table presents the Company's actual shareholders' deficit at September 30, 1997 and pro forma shareholders' deficit at such date after giving effect to the Reorganization. Concurrent with the Reorganization, the Company will increase its authorized shares of Common Stock to 125,000,000 shares.

                                                                                            ACTUAL      PRO FORMA
                                                                                           ---------    ---------
Shareholders' deficit:
  Common stock, $0.01 par value per share:
     Class A non-voting, authorized 2,235,896 shares; issued 1,898,795 (excluding 3,984
      shares held in treasury)..........................................................   $      19           --
     Class B voting, authorized 1,000 shares; issued 1,000..............................           1           --
     Class C non-voting, authorized 541,859 shares; issued 537,453 (excluding 1,139
      shares held in treasury)..........................................................           5           --
     Common stock, authorized 125,000,000 shares; issued 30,670,134 (excluding 64,467
      shares held in treasury) on a pro forma basis.....................................          --    $     307
  Additional paid-in capital............................................................     187,986      187,704
  Accumulated deficit...................................................................    (195,617)    (195,617)
  Currency translation adjustment.......................................................     (28,655)     (28,655)
                                                                                           ---------    ---------
       Total shareholders' deficit......................................................   $ (36,261)   $ (36,261)
                                                                                           ---------    ---------
                                                                                           ---------    ---------

     Stock Option Plan

     In October 1997, the Company granted, under its stock option plan, 57,300 options to purchase the Company's Class A common stock at a per share average price of $200. After giving effect to the Reorganization, the total number of options granted in October 1997 is 721,059 at a per share average price of $15.89.

     Preferred Stock

     The Board of Directors, without further shareholder authorization, will be authorized to issue up to 10 million shares of preferred stock, par value $0.01 per share (the 'Preferred Stock') in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the Common Stock and one or more series of the Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the Common Stock and one or more series of the Preferred Stock. Although the Company has no present plans to issue any shares of Preferred Stock following the consummation of the Offerings, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREROF.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Risk Factors...................................    11
The Company....................................    15
Holding........................................    16
Dividend Policy................................    17
The Merger.....................................    18
Unaudited Pro Forma Financial
  Information..................................    19
Selected Historical Financial Information......    27
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    29
Industry.......................................    39
Business.......................................    41
Management.....................................    54
Certain Relationships and Related
  Transactions.................................    58
Security Ownership of Certain Beneficial Owners
  and Management...............................    59
Description of Certain Indebtedness............    60
Description of Capital Stock...................    62
Shares Eligible for Future Sale................    64
Certain United States Federal Tax
  Considerations For Non-United States
  Holders......................................    66
Solicitation of Consents.......................    69
Comparison of Shareholder Rights...............    69
Description of Existing Capital Stock..........    70
Principal Shareholders.........................    71
Certain Federal Income Tax Consequences of the
  Merger.......................................    72

Index to Financial Statements..................   F-1

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                                     [LOGO]

                                 METTLER-TOLEDO
                               INTERNATIONAL INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                               NOVEMBER 13, 1997

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